    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 4, 1999

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                               IMPSAT CORPORATION
             (Exact name of registrant as specified in its charter)

           DELAWARE                          4899                         52-1910372
 (state or other jurisdiction         (primary industrial                (IRS Employer
      of incorporation or         classification code number)       Identification Number)
         organization)

                                                              MAURICIO J. KLAU
                                                              IMPSAT USA, INC.
          ALFEREZ PAREJA 256 (1107)                       2040 NORTH DIXIE HIGHWAY
           BUENOS AIRES, ARGENTINA                      WILTON MANORS, FLORIDA 33305
               (5411) 4300-4007                                (954) 779-7171
       (Address, including zip code and             (Name, address, including zip code,
    telephone number, including area code,         telephone number, including area code,
 of registrant's principal executive offices)       of agent for service for registrant)

                            ------------------------
                    Please send copies of communications to:

            NEIL M. GOODMAN, ESQ.                        JAMES S. SCOTT, SR., ESQ.
               ARNOLD & PORTER                              SHEARMAN & STERLING
           555 TWELFTH STREET, N.W.                         599 LEXINGTON AVENUE
         WASHINGTON, D.C. 20004-1202                      NEW YORK, NY 10022-4611
                (202) 942-5000                                 (212) 848-4000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as possible after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
             TITLE OF EACH CLASS OF               PROPOSED MAXIMUM AGGREGATE           AMOUNT OF
          SECURITIES TO BE REGISTERED                 OFFERING PRICE(1)             REGISTRATION FEE
----------------------------------------------------------------------------------------------------------
Common stock, $  par value......................         $150,000,000                   $41,700
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457.

     THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued            , 1999

                                                    Shares

                                 [IMPSAT LOGO]

                               IMPSAT Corporation

                                  COMMON STOCK
                            ------------------------
IMPSAT CORPORATION IS OFFERING      SHARES OF ITS COMMON STOCK. THIS IS OUR
INITIAL PUBLIC OFFERING AND NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR SHARES. WE
ANTICIPATE THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $     AND
$     PER SHARE.
                            ------------------------
WE HAVE APPLIED FOR OUR COMMON STOCK TO BE QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "IMPT."
                            ------------------------
INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 10.
                            ------------------------
                              PRICE $     A SHARE
                            ------------------------

                                                                  UNDERWRITING
                                                       PRICE TO   DISCOUNTS AND   PROCEEDS TO
                                                        PUBLIC     COMMISSIONS      COMPANY
                                                       --------   -------------   -----------
Per Share............................................  $            $              $
Total................................................  $            $              $

We have granted the underwriters the right to purchase up to an additional shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares of common stock
to purchasers on             , 1999.
                            ------------------------
MORGAN STANLEY DEAN WITTER
                      GOLDMAN, SACHS & CO.
                                                            SALOMON SMITH BARNEY

            , 1999

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     4
Risk Factors..........................    10
Use of Proceeds.......................    23
Dividend Policy.......................    23
Capitalization........................    24
Dilution..............................    25
Selected Consolidated Financial and
  Other Data..........................    26
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    28
Industry Overview.....................    42
Business..............................    45
Management............................    68

                                        PAGE
                                        ----
Certain Relationships and Related
  Transactions........................    75
Description of Our Indebtedness.......    79
Principal Stockholders................    80
Description of Capital Stock..........    82
Shares Eligible for Future Sale.......    86
Certain U.S. Tax Consequences to
  Non-U.S. Holders....................    87
Underwriters..........................    90
Legal Matters.........................    92
Experts...............................    92
Where You Can Find More Information...    92
Index to Consolidated Financial
  Statements..........................   F-1

                            ------------------------

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. In this prospectus, the "company," "IMPSAT," "we," "us" and "our" refer to IMPSAT Corporation and its subsidiaries.

We have not taken any action to permit a public offering of our shares of common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside the United States.

Until             , 1999, all dealers that buy, sell or trade in common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
                            ------------------------

Our principal executive offices are located at Alferez Pareja 256, 1107 Buenos Aires, Argentina and our telephone number is 011-54-11-4300-4007. Our World Wide Web site address is www.IMPSAT.com. The information on our web site is not incorporated by reference into this prospectus.

Our logo and certain titles and logos of our services are our trademarks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder. The terms VSAT(R), Dataplus(R), Teledatos(R), Regional Teleport(R), Difusat(R), Interplus(R), Global Fax(R), Minidat(R), Conexia(R) and Telecampus(R) are our service marks or trademarks that are registered or otherwise protected under the laws of various jurisdictions.

                           FORWARD-LOOKING STATEMENTS

     Some of the statements under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include but are not limited to:

     - our expectations and estimates as to completion dates, construction costs and subsequent maintenance and growth of the broadband network we plan to build

     - our ability to implement successfully our operating strategy and to sell capacity on our planned broadband network

     - future financial performance, including growth in sales and income

     - our plan to address the year 2000 issue, the costs associated with year 2000 compliance and the results of year 2000 non-compliance by us or one or more of our customers, suppliers or other persons

     In addition to factors that may be described in this prospectus, particularly cautionary statements in "Risk Factors", the following factors, among others, could cause our actual results to differ materially from those expressed in any forward-looking statements we make:

     - the rate of expansion of our network and/or customer base

     - inaccuracies in our forecasts of customer or market demand

     - loss of a customer that provides us with significant revenues

     - highly competitive market conditions

     - changes in or developments under laws, regulations and licensing requirements

     - changes in telecommunications technology

     - currency fluctuations

     - changes in economic conditions in the Latin American countries where we operate

     These factors should not be construed as exhaustive. We will not update or revise any forward-looking statements.
                            ------------------------

     The information in this prospectus has been adjusted to reflect a
          for           common stock share split and the conversion of
outstanding shares of our preferred stock into      shares of our common stock,
both of which will occur upon the closing of this offering. Except where indicated, the information in this prospectus does not take into account the exercise of any of our outstanding options or the possible issuance of additional shares of our common stock relating to the underwriters' over-allotment option.

     This prospectus includes statistical data concerning the telecommunications industry that we obtained from industry publications. These publications generally indicate that they have obtained information from sources that they believe are reliable, but that they do not guarantee the accuracy and completeness of the information. Although we believe that these industry publications are reliable, we have not independently verified their data. We also have not sought the consent of any of these publications to refer to their data in this prospectus.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company, our common stock being sold in this offering and our financial statements and notes thereto appearing elsewhere in this prospectus.

                                     IMPSAT

OVERVIEW

     We are a leading provider of private telecommunications network and Internet services in Latin America. We offer tailor-made, integrated data, voice and Internet solutions, with an increasing emphasis on broadband transmission, for national and multinational companies, financial institutions, governmental agencies and other business customers. We also offer dedicated Internet services to Internet service and content providers.

     We have operations in Argentina, Colombia, Venezuela, Ecuador, Mexico, Brazil and the United States and also provide our services in other countries in Latin America. We currently provide telecommunications and Internet services through our networks, which consist of owned fiber optic and wireless links, teleports, earth stations and leased fiber optic and satellite links. We own and operate 12 metropolitan area networks in some of the largest cities in Latin America, including Buenos Aires, Bogota, Caracas and Sao Paulo.

     We are building an extensive pan-Latin American broadband fiber optic network, which will enhance the services we presently provide and significantly increase our transmission speed and capacity. Our new network will consist of long-haul, high capacity fiber optic backbones and metropolitan area fiber optic and wireless links and will use advanced transmission technologies, including dense wave division multiplexing, or DWDM, asynchronous transfer mode, or ATM, and Internet protocol, or IP. We call this new network our Broadband Network. We already own and operate a long-haul, fiber optic network connecting the cities of Cali, Medellin and Bogota in Colombia over a 422 mile route. By November 2000, we expect to have built out our Broadband Network to connect major cities across Argentina and Brazil.

OUR COMPETITIVE STRENGTHS

     We believe that we distinguish ourselves from our competitors through several competitive strengths, including:

     - strong presence in high growth telecommunications markets in Latin
       America

     - established and growing base of "blue chip" business customers

     - early development of our extensive Broadband Network

     - enduring commitment to superior customer service

     - strong equity sponsors, including British Telecommunications and Morgan Stanley Dean Witter

     We also believe that we have differentiated ourselves from our competitors through our proven historical operating performance. From 1992 to 1998:

     - our business customer base grew from 125 customers in two countries to 1,467 customers in seven countries

     - property, plant and equipment grew from $47.9 million to $330.7 million

     - total consolidated revenues grew from $20.5 million to $208.1 million

     - EBITDA grew from $7.9 million to $63.8 million

OUR BUSINESS STRATEGY

     We intend to strengthen our market leadership position by:

     - expanding and enhancing our service offerings through our Broadband
       Network

     - focusing on business, government, Internet service provider and telecommunications carrier customers in Latin America

     - increasing our market share by capitalizing on our pan-Latin American presence, one-stop shopping capability, operating experience and regional reputation

THE BROADBAND NETWORK

     The Latin American markets in which we operate are expected to experience compounded annual telecommunications and data services revenue growth of approximately 14% and 24%, respectively, from 1998 through 2002. We believe that this forecasted growth, coupled with continued deregulation in Latin America, will fuel demand for additional broadband capacity. To take advantage of this demand, we are constructing our Broadband Network, which will enable us to provide high capacity, high speed telecommunications services across Latin America. Our Broadband Network will consist of:

     - long-haul, high capacity fiber optic backbones linking major cities in Latin America

     - fiber optic local rings and wireless access points within major cities in Latin America, including Buenos Aires, Sao Paulo, Rio de Janeiro, Bogota and Caracas

     - capacity on undersea cable systems to provide connections among major Latin American cities, as well as global telecommunications connectivity and Internet access

     We believe that our Broadband Network will enable us to:

     - cost-effectively offer more bandwidth-intensive services in the near future, including intranet and extranet services

     - substantially reduce our costs for leased satellite capacity and leased telecommunications links as a percentage of our net revenues

     - create a high capacity, pan-Latin American Internet backbone

     - offer Latin American companies more efficient access to the U.S. Internet backbone

     - continue to provide consistent, high quality service by keeping our customer traffic on our network

     Upon completion, we expect that our Broadband Network will have the capacity to transmit up to 5.7 terabits, or 5.7 trillion bits, of data per second.

     Nortel Agreements. In September 1999, we executed two agreements with Nortel Networks Inc. to construct the Broadband Network in Argentina and Brazil for approximately $265 million. We are also negotiating an agreement with Nortel to finance this project.

     Global Crossing Agreement. In July 1999, we signed an agreement with Global Crossing Development Co. for our purchase of at least $46 million in indefeasible rights of use of capacity on Global Crossing's South American fiber optic network and on other segments of its networks. These rights should enable us to interconnect our networks in Argentina and Brazil and other Latin American markets, while giving us global telecommunications access.

     Following the completion of the Broadband Network in Argentina and Brazil, we plan to expand our Broadband Network to Colombia and Venezuela.

THE IMPSAT SOLUTION

     Our telecommunications solutions typically consist of combinations of services from our five service lines:

     - NETWORK SERVICES. We offer our customers a broad range of end-to-end network services for their point-to-point and point-to-multipoint telecommunications needs, ranging from simple connectivity to customized private telecommunications network solutions.

     - INTERNET SERVICES. We offer Internet services to corporate customers and Internet service providers, or ISPs. Our Broadband Network will allow us to offer these services at higher speeds, with greater capacity and wider geographic coverage.

     - CARRIER'S CARRIER SERVICES. In the year 2000, we intend to offer dark fiber capacity, "lit fiber" services and duct capacity to ISPs and telecommunications carriers. These services will include high-bandwidth links, co-location services, operation and maintenance services and equipment provisioning.

     - TELEPHONY SERVICES. We intend to offer national and international long distance services to our corporate customers and resellers. We have a license to provide these services in Argentina starting in November 2000 and expect to provide these services in Brazil in 2004.

     - OTHER SERVICES. We offer transactional services that facilitate the e-commerce and e-business initiatives of our customers. We also offer information technology services, which include the design, installation and integration of intranets, extranets and virtual private data networks.

                                  THE OFFERING

Common stock offered.......            shares

Common stock to be
outstanding after this
  offering.................            shares

Over-allotment option......            shares

Voting rights..............  One vote per share

Use of proceeds............  We intend to use the net proceeds:

                             - to make capital expenditures relating to the
                               Broadband Network

                             - to redeem approximately $     million of our
                               outstanding preferred stock

                             - for potential acquisitions

                             - for working capital and general corporate
                               purposes, including to fund losses

Dividend policy............  We do not intend to pay dividends on our common stock. We plan to retain earnings, if any, for use in the operation of our business and to fund future growth. In addition, our indentures severely restrict the payment of dividends. See "Description of Our Indebtedness."

Proposed Nasdaq National
  Market symbol............  IMPT

     As of September   , 1999, we had      shares of common stock outstanding,
as adjusted to give effect to the conversion of      outstanding shares of
preferred stock into      shares of common stock upon the closing of this
offering and the redemption of all remaining shares of our preferred stock. This
does not include outstanding options to purchase      shares of common stock at
exercise prices of $     and $     per share. See "Capitalization,"
"Management -- Stock Option Grants" and "Underwriters."

                        SUMMARY FINANCIAL AND OTHER DATA

     The following financial data are derived from our audited consolidated financial statements, except for the six-month data, which are derived from our unaudited consolidated financial statements.

     Our net loss per share on a pro forma basis and our balance sheet data on an as adjusted basis give effect to:

     - the common stock split

     - this offering

     - the redemption of approximately $     million of our preferred stock and
       the conversion of the remaining shares of our preferred stock into shares of our common stock as if these events had occurred at the beginning of the periods presented. The pro forma amounts do not give effect to any interest income earned on the proceeds of this offering pending our application of those proceeds.

                                                                            SIX MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,             JUNE 30,
                                       ---------------------------------   -------------------
                                         1996        1997        1998        1998       1999
                                       ---------   ---------   ---------   --------   --------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues from services...........  $ 128,393   $ 161,065   $ 208,089   $ 93,651   $111,218
Costs and expenses...................   (110,328)   (137,701)   (181,219)   (82,518)  (109,551)
                                       ---------   ---------   ---------   --------   --------
Operating income.....................     18,065      23,364      26,870     11,133      1,667
Interest expense, net................    (23,185)    (24,272)    (44,698)   (17,191)   (28,106)
Income attributable to minority
  interest...........................     (1,766)       (993)     (2,502)      (596)      (141)
Net loss.............................  $  (8,483)  $  (7,591)  $ (33,987)  $(13,341)  $(37,948)
                                       =========   =========   =========   ========   ========
Comprehensive loss...................  $  (8,483)  $  (7,591)  $ (34,513)  $(13,341)  $(41,121)
                                       =========   =========   =========   ========   ========
Loss per common share, basic and
  diluted............................
Net loss per share, pro forma........
Weighted average number of shares of
  common stock outstanding, pro
  forma..............................

                                                                AS OF JUNE 30, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $151,501     $
Property, plant and equipment, net..........................   346,894      346,894
Total assets................................................   632,023
Total debt..................................................   426,748      426,748
Total long-term debt, net of current portion................   388,784      388,784
Minority interest...........................................    12,925       12,925
Stockholders' equity (deficit)..............................   (21,420)

     "EBITDA" is defined as operating income plus depreciation and amortization expense. We are presenting EBITDA because some investors use it as a measure of a company's ability to service its debt and as a measure of operating performance. However, EBITDA is not determined using generally accepted accounting principles and, therefore, our EBITDA is not necessarily comparable to EBITDA of other companies. Investors should not view EBITDA as an alternative to cash flows calculated under generally accepted accounting principles, which we have also presented. EBITDA is not "free cash flow," because it will be used to pay interest expense and, if we have anything left after we pay our interest expense, to pay taxes and make capital expenditures.

                                                                            SIX MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,             JUNE 30,
                                       ---------------------------------   -------------------
                                         1996        1997        1998        1998       1999
                                       ---------   ---------   ---------   --------   --------
                                                  (IN THOUSANDS, EXCEPT OTHER DATA)
OTHER FINANCIAL DATA:
EBITDA...............................  $  44,383   $  52,037   $  63,816   $ 27,762   $ 24,996
Cash flow provided by (used in):
  Operating activities...............      9,843      17,139      16,740     18,338    (21,935)
  Investing activities...............    (53,681)    (58,080)   (128,155)   (64,634)   (40,032)
  Financing activities...............     66,517      22,485     191,523    236,495    126,620
Capital expenditures.................     53,998      56,440     109,934     48,339     40,338

OTHER DATA (AT PERIOD END):
Customers............................        907       1,192       1,467      1,321      1,579
Customer sites.......................      4,240       5,300       6,370      5,797      6,856

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

     Our business, financial condition and results of operations could be materially adversely affected by any of the following risks. The trading price of shares of our common stock could decline due to any of these risks, and you might lose all or part of your investment.

     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below or elsewhere.

WE HAVE SUBSTANTIAL DEBT AND WE MAY LACK FINANCIAL RESOURCES TO MEET OUR OBLIGATIONS OR SUPPORT OUR BUSINESS AND OPERATIONS

     As of June 30, 1999, we had approximately $426.7 million of indebtedness on a consolidated basis and our stockholder's equity was, on an as adjusted basis,
approximately $          million. Our significant indebtedness could have a
material adverse effect on our business, results of operations and the market price of our common stock.

     We had an annual net interest expense of approximately $44.7 million for 1998. At June 30, 1999, our ratio of debt to EBITDA for the prior four quarters was 6.9 times. Our fixed charges exceeded our earnings by approximately $7.1 million, $2.7 million, and $22.5 million for 1996, 1997 and 1998, respectively. For the first half of 1999, our fixed charges exceeded our earnings by $36.2 million.

     Our indebtedness could have important consequences for our stockholders, including:

     - our level of indebtedness could make it difficult for us to obtain future financing

     - our level of indebtedness could limit our ability to react to changes in the marketplace

     - a substantial portion of our income must be allocated to making principal and interest payments and is not available for other purposes

     - we are more indebted than a number of our competitors and this may place us at a competitive disadvantage in the future

WE MAY BE UNABLE TO RAISE THE ADDITIONAL CAPITAL NECESSARY TO CONTINUE GROWING OUR BUSINESS

     We will require significant amounts of additional capital to fund:

     - the expansion of our private telecommunications networks, including the Broadband Network

     - the acquisition of businesses and investments in joint ventures and strategic alliances

     - working capital

     Continuing to build out the Broadband Network will require significant amounts of additional capital that is not available in our capital expenditures budget. We cannot assure you that we will be able to obtain sufficient capital on acceptable terms to fund the full reach of the Broadband Network. If we fail to obtain financing, we may have to delay or abandon some or all of our expansion plans, which could have a material adverse effect on us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for an estimate of our capital expenditure requirements through the year 2000.

     The exact amount and timing of our future capital requirements will depend upon many factors, including:

     - the cost, timing and extent of upgrading or expanding our networks and services

     - the development of new services

     - our ability to penetrate new markets

     - regulatory changes

     - the status of competing services

     - the magnitude of potential acquisitions, investments and strategic alliances

     - our results of operations

     During 1998, our cash flow from operations totaled $16.7 million and capital expenditures totaled $110 million. In addition, as of June 30, 1999, approximately $37.9 million of our debt was scheduled to mature in 1999, and approximately $388.8 million thereafter. We have historically incurred substantial amounts of short-term debt. Although we do not have material commitments from any lenders or suppliers, we may borrow substantial amounts of short-term debt in the future.

     We or our subsidiaries may obtain new capital through subsequent public and private equity and debt financings. If we incur additional indebtedness, we may be subject to more restrictive financial covenants. We cannot assure you that additional financing will be available on acceptable terms or at all. If unplanned expenditures arise or our estimates of our capital requirements prove to be inaccurate, we may require additional financing sooner than anticipated and/or require more than we currently expect.

WE HAVE NOT BEEN OPERATING VERY LONG AND HAVE A HISTORY OF INCURRING LOSSES WHICH MAY MAKE IT DIFFICULT TO FUND OUR FUTURE OPERATIONS

     We have a limited operating history. We commenced commercial operations in 1990 and have experienced rapid growth, increasing annual revenues from $8.2 million in 1991 to $208.1 million in 1998. We have, however, incurred net losses in every year except 1994. Our historic rate of growth and expansion may not continue. In particular, our rates of growth in Argentina and Colombia have slowed considerably in recent periods. If we do not achieve and sustain profitability, our ability to respond effectively to market conditions, to make capital expenditures and to take advantage of business opportunities could be negatively affected.

     We have recorded comprehensive losses of $2.8 million in 1993, $7.4 million in 1995, $8.5 million in 1996, $7.6 million in 1997 and $34.5 million in 1998. In 1994, we recorded net income of $3.0 million. Our ability to achieve and sustain profitable operations depends on many circumstances, including market demand, pricing and competition in the telecommunications industry in the countries where we operate. Our failure to perform could have a material adverse effect on our business, results of operations and financial condition and the market price of our common stock.

CONTINUED GROWTH OF OUR BUSINESS DEPENDS UPON OUR ABILITY TO MANAGE EXPANSION AND DEVELOPMENT EFFECTIVELY

     Our ability to manage our expansion effectively will require us to continue to implement and improve our operating, financial and accounting systems and to hire, train and manage new employees. Among other things, the continued expansion and development of our business will also depend upon our ability to:

     - construct the Broadband Network

     - design and develop integrated private telecommunications networks

     - secure financing

     - install telecommunications infrastructure

     - obtain any required government authorizations
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     - evaluate and penetrate potential new markets

     - hire enough qualified employees

In addition, we must perform these tasks in a timely manner, at reasonable costs and on satisfactory terms and conditions. Failure to effectively manage our planned expansion could have a material adverse effect on our business, growth, financial condition, results of operations and the market price of our common stock.

     Our expansion may involve acquiring other companies or assets. These acquisitions could divert our resources and management attention and require integration with our existing operations. We cannot assure you that these acquisitions will be successful. We further cannot assure you that we will be successful or timely in developing and marketing service enhancements or new services that respond to technological change, changes in customer requirements and emerging industry standards. Even if we are successful, we cannot assure you that our lack of significant experience with respect to a new service or market will not hinder our ability to successfully capitalize on any such opportunity.

WE FACE NUMEROUS RISKS THAT COULD ADVERSELY AFFECT THE DEVELOPMENT OF OUR BROADBAND NETWORK

    DEVELOPING AND IMPLEMENTING THE BROADBAND NETWORK MAY HAVE A NEGATIVE IMPACT ON OUR RESULTS OF OPERATIONS

     Developing and implementing the build-out of the Broadband Network, which includes the expansion into new services for our business customers, will involve:

     - regulatory risks, including obtaining the appropriate licenses

     - interconnection difficulties

     - large amounts of capital expenditures

     - competition from large, well-financed international telecommunications carriers (such as AT&T Corporation, MCI WorldCom, Inc., Sprint Corporation, Telecom Italia, Spain's Telefonica S.A. and others)

     - substantial start-up and marketing costs

     The development and implementation of the Broadband Network may have a negative impact on our results of operations, at least over the short term. For example, when we shift our customers from our satellite based networks to our Broadband Network's terrestrial facilities, our revenues and results of operations could be adversely affected by the service disruptions and conversion costs (for example, earth station de-installation expenses) associated with complying with these requests.

    WE MUST COMPLETE THE BROADBAND NETWORK EFFICIENTLY AND ON SCHEDULE TO IMPLEMENT SUCCESSFULLY OUR BUSINESS STRATEGY

     The construction, operation and any upgrading of the Broadband Network is a significant undertaking. Administrative, technical, operational and other problems that could arise may be more difficult to address and solve due to its size and complexity. The Broadband Network may be more costly than planned and may take longer to complete than we currently estimate. We may be materially adversely affected as a result of any significant increase in the estimated cost of the Broadband Network or any significant delay in its anticipated completion. The successful and timely completion of the Broadband Network will be affected by a variety of factors, many of which we cannot control, including:

     - our management of costs related to construction of route segments

     - our ability to obtain required licenses, regulatory approvals and rights-of-way

     - timely performance by contractors, including Nortel

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     - performance of the fiber and equipment used in the Broadband Network

     - our ability to attract and retain qualified personnel

     - our ability to obtain any needed additional financing

    WE NEED TO OBTAIN AND MAINTAIN THE NECESSARY RIGHTS-OF-WAY FOR THE BROADBAND NETWORK

     We have obtained rights-of-way covering approximately 90% of the long-haul segments of the Broadband Network in Argentina and Brazil and are currently negotiating for rights-of-way covering our proposed metropolitan area rings in Argentina and Brazil. While we believe that we will obtain all remaining rights-of-way, we cannot assure you that we will be able to maintain all of our existing rights and permits or that we will be able to obtain and maintain all additional rights and permits needed to construct and operate the Broadband Network in accordance with our plans.

    EXPANSION OF THE BROADBAND NETWORK WILL REQUIRE SUBSTANTIAL ADDITIONAL RESOURCES THAT WE MAY NOT HAVE

     We may need to expand and adapt the Broadband Network to respond to:

     - higher than expected growth in the number of our customers

     - increased demands by our existing customers to transmit larger amounts of data

     - changes in our customers' service requirements

     - technological advances by our competitors

     We will require substantial additional financial, operational and managerial resources to expand or adapt the Broadband Network. If we are unable to expand or adapt the Broadband Network to respond to these developments on a timely basis and at a commercially reasonable cost, then our business will be materially adversely affected.

OUR FAILURE TO ACQUIRE, INTEGRATE AND OPERATE NEW TECHNOLOGIES COULD HARM OUR COMPETITIVE POSITION

     The telecommunications industry is characterized by rapid and significant technological advancements and the introduction of new products and services. We do not possess significant intellectual property rights with respect to the technologies we use and we are dependent on third parties for the development of and access to new technology. In addition, we generally own the equipment we use to provide our services and we will own the fiber optic networks, including switching equipment, that will constitute the Broadband Network. Therefore, technological changes that render our equipment out of date, less efficient or more expensive to operate than newer equipment could cause us to incur substantial increases in capital expenditures to upgrade or replace such equipment.

     We cannot predict the effect on our business of technological changes, such as changes relating to emerging wireline and wireless transmission technologies and the use of the Internet for traditional voice, data or other broadband services. In addition, it is impossible for us to predict with any certainty whether demand for data transmission services in our markets will continue to be strong or which data transmission technology will prove to be the most economic, efficient or capable of attracting new customers. A reduction in the demand for data transmission services or a failure by us to obtain and adapt to new technology in our markets could have a material adverse effect on our ability to compete successfully.

WE FACE SIGNIFICANT COMPETITION IN LATIN AMERICA

     The private telecommunications network industry in Latin America is highly competitive and is generally characterized by low barriers to entry. We expect that competition in the industry is likely to increase substantially. We compete on the basis of our experience, quality, customer service, range of services offered and price.

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

     Recently we have experienced pricing pressure for some of our services in our more mature markets, and we expect to continue to face pricing pressure. We may further experience declining operating profit margins as the monopoly public telephony operators, or PTOs, in the countries in which we operate become more competitive and place greater emphasis on data telecommunications. In addition, we expect new competitors to enter our markets.

    PTOS HAVE COMPETITIVE ADVANTAGES IN THE MARKETPLACE

     In most of our markets, our principal competitor is the local PTO or an affiliate of the local PTO. The PTOs generally have significant competitive advantages which may decrease as deregulation progresses. These advantages generally include:

     - close ties with national regulatory authorities

     - control over connections to local telephone lines

     - ability to subsidize competitive services with revenues generated from services they provide on a monopoly basis

     - reluctance of regulators to adopt policies and grant regulatory approvals that will result in increased competition

     For example, our principal competitors in Argentina are Telecom Soluciones S.A. and Advance Telecomunicaciones S.A., which are data transmission companies controlled by Telecom Argentina STET-France Telecom S.A. and Telefonica de Argentina S.A., respectively. Telecom Argentina and Telefonica are the PTOs in northern and southern Argentina, respectively. Telecom Soluciones and Advance Telecomunicaciones use the infrastructure of their PTO owners to deliver services to their customers. In addition, we face competition from emerging private telecommunications providers such as MetroRED Telecommunications S.A and Diginet S.A. These companies are data transmission service providers with expanding operations in Argentina and Brazil.

     In the future, the PTOs may devote substantially more resources to the sale, marketing and provision of services that compete with us, which could have a material adverse effect on our business, results of operations and financial condition and the market price of our common stock.

    INTERNATIONAL TELECOMMUNICATIONS CARRIERS HAVE GREATER RESOURCES THAN WE DO

     We compete with private operators of VSAT (very small aperture terminal) networks, other satellite data transmission networks and terrestrial telecommunications links. We also compete with companies that sell the equipment for privately owned data transmission networks that are maintained by the user. We expect to face new competition from large international telecommunications carriers, such as AT&T, MCI WorldCom and Sprint, or from other industry participants. While international telecommunications carriers have focused on long distance telephony services, they may focus on the private telecommunications network systems segment of the telecommunications market as deregulation continues. For example, when the Argentine government permits competition in long distance telephony in 2000, these large telecommunications carriers may enter the Argentine telephony market and provide data transmission services as well. Many of these potential competitors have substantially greater financial and other resources than we do. In addition, consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry could give rise to significant new competitors. For example, Spain's Telefonica and MCI WorldCom have formed an alliance to cooperate globally, including in Latin America. If any of our competitors or potential competitors devote significant additional resources to the provision of private telecommunications network services to our customers, there could be a material adverse effect on our business, financial condition and results of operations and the market price of our common stock.

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

    OUR COMPETITORS COULD TAKE ADVANTAGE OF NEW OR COMPETING TECHNOLOGIES TO OUR DETRIMENT

     Although we believe we have the flexibility to act quickly to take advantage of any significant technological development, new competing technologies may negatively affect our business. For example, new technologies such as asynchronous digital subscriber line, or ADSL, can significantly enhance the speed of traditional copper lines. ADSL or other technologies could enable our PTO competitors to offer new high-speed services without undergoing the expense of replacing their existing copper networks. Widespread use of ASDL in our markets could have a material adverse effect on our "last mile" advantage. Our private telecommunications network services may face competition from entities that use new or emerging voice and data transmission services or technologies which currently are not widely available in Latin America. Examples of these technologies are space-based systems dedicated to data distribution services, generally known as "Little-LEOs" (low earth orbit satellites) and "Broadband" (Ka-band) systems. Furthermore, competing technologies may gain market and commercial acceptance. If these technologies are successful, they may provide significant long-term competition that could have a material adverse effect on our business, results of operations and financial condition and the market price of our common stock.

OUR REVENUES WILL DETERIORATE IF WE CANNOT COLLECT ON OUR CUSTOMER ACCOUNTS

     Our subsidiaries provide trade credit to their customers in the normal course of business. As of June 30, 1999, excluding two customers against whom we have commenced legal collection actions, approximately 11% of our gross accounts receivable were past due more than six months but less than one year and approximately 16% were past due more than one year. Excluding those two customers, our allowance for doubtful accounts was approximately $10.8 million (or 20% of gross accounts receivable) at June 30, 1999.

     A significant part of our past due receivables relates to Banco de la Nacion Argentina, or BNA, and Empresa Nacional de Correos y Telegrafos S.A., the former Argentine national postal service known as ENCOTESA. For descriptions of these matters, see "Business -- Legal Matters."

     Prior to June 30, 1998, we generally reserved an amount equal to 30% of accounts receivable in excess of 180 days past due but less than one year, and 100% of accounts receivable in excess of 360 days past due. At the end of the second quarter of 1998, we decided to change our policy of reserving for doubtful accounts and increased our reserve to cover 100% of accounts receivable in excess of 180 days past due. We have not applied this policy to a past due receivable if the president of the operating subsidiary that generated the receivable determines that it will be collected within a further 60 days.

     We have decided to change our provisioning policy to remove the discretion previously granted to the presidents of our operating subsidiaries to override the provisioning of amounts more than 180 days past due and to reserve 100% of our outstanding receivables due from BNA and ENCOTESA. We anticipate that our new policy will be reflected in our results of operations for the third quarter of 1999 and will result in a one-time charge of approximately $8.5 million. In addition, in light of a slowdown in the collection of receivables commencing in the second quarter of 1999, which we believe is due to economic difficulties experienced in our countries of operation, we have decided to add approximately $1.9 million to our allowance for doubtful accounts. This charge will be recorded in the third quarter of 1999.

     We cannot assure you that difficulties in collecting amounts due from customers will not have a material adverse effect on our business, results of operations and financial condition and the market price of our common stock.

ECONOMIC AND POLITICAL CONDITIONS IN LATIN AMERICA POSE NUMEROUS RISKS TO OUR OPERATIONS

     Substantially all of our revenues from services are derived from operations in Latin America. During 1998 and the first six months of 1999, we derived approximately 46.7% and 50.8%, respectively, of our consolidated net revenues from services provided by IMPSAT Argentina and approximately 27.7% and 30.0%, respectively, by IMPSAT Colombia. We have also established operations in Venezuela, Mexico and Ecuador, and in 1998 we began operations in Brazil. An investment in our common stock is subject to risks of doing business in

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

Latin America. Other than the United States, each country where we operate has experienced political and economic instability in recent years. Moreover, as events in the Latin American region have demonstrated, negative economic or political developments in one country in the region can lead to or exacerbate economic or political crises elsewhere in the region. Furthermore, events over the past twelve months in other developing markets have placed pressures on the stability of the currencies of a number of countries in Latin America, including Argentina, Brazil, Colombia, Ecuador and Venezuela. Continued pressures on the local currencies in the countries in which we operate are likely to have an adverse effect on many of our customers, which could in turn adversely affect us. Volatility in regional currencies and capital markets has also had an adverse effect on our ability and that of our customers to gain access to international capital markets for necessary financing and refinancing. Continued closure of international capital sources to emerging market borrowers could have a material adverse effect on us and many of our customers.

     We do not expect fundamental improvements in macroeconomic conditions in Latin America in the short term. We cannot assure you that economic difficulties in Latin America will cease, including volatility in regional currencies and capital markets, which would have a material adverse effect on our business, results of operations and financial condition and the market price of our common stock.

     Argentina. While we anticipate that our business outside Argentina will increase in the coming years, Argentina is expected to remain our most significant market for the foreseeable future and, accordingly, developments in Argentina are of particular importance to our future success.

     The instability and volatility in the world financial markets, which began with the crisis in the markets of Southeast Asia in 1998 and spread to Russia and Brazil, has negatively affected the Argentine economy and financial markets. In addition to the effects of the economic difficulties experienced in Brazil, Argentina's largest trading partner, in the first six months of 1999, Argentina has experienced a decline in investor confidence as a result of domestic political and economic developments. In August 1999, Moody's Investors Services put Argentina's sovereign debt on a negative credit watch. Investors are concerned about Argentina's economy because of a growing economic recession, an increasing budget deficit and political uncertainties related to the upcoming presidential election in October 1999. The investment community's primary concern with respect to the presidential elections is that the new government may not have an investor-friendly economic agenda or that it may reverse some of the economic restructuring initiatives such as the convertibility system (in which the Argentine peso and the dollar can be used interchangeably) implemented by the current government. We are unable to predict the effect of the recession on our business, financial condition and results of operations or the market price of our common stock. In addition, we cannot assure you that future uncertainties preceding and resulting from the presidential elections will not negatively impact the Argentine economy, or that the Argentine monetary authorities will continue to support the existing peso/dollar exchange rate.

     Colombia. Colombia is our second largest market. The Colombian economy began experiencing a severe economic crisis in 1998. During the last quarter of 1998, Colombia's economy contracted by 6% from 1997. A combination of low international commodity prices, a decline in global lending to emerging markets, a drop in domestic consumption and high interest rates have resulted in an economic recession and a negative economic forecast for the remainder of 1999. Preliminary figures indicate that the Colombian economy will contract in 1999 for the first time in over half a century and that Colombia's GDP fell by 4.8% in the first quarter of 1999. In June of this year, Colombia's central bank effectively devalued the Colombian peso by 9% by widening the foreign exchange band for the peso, and in September 1999, the central bank discontinued the use of the foreign exchange band and permitted the peso to float freely against the U.S. dollar. In the third quarter of 1999, citing Colombia's macroeconomic imbalances and rising levels of government debt, Moody's Investors Services and Standard & Poor's downgraded the country's credit rating to below "investment grade." In addition to increasing borrowing costs for Colombian companies, the impairment of Colombia's credit rating could further lower investor confidence in that country and compound its economic difficulties.

     Colombia has experienced periods of criminal violence over the past four decades, primarily from leftist guerrilla groups and drug-related activities. Despite the promise of peace negotiations between the Colombian government and the main left-wing guerrilla group, known as FARC, a recent offensive by FARC resulted in

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

an estimated over 200 deaths among Colombian armed forces, guerilla members and non-combatants. The offensive led the Colombian government to cede effective control of certain portions of the country to guerilla forces, order a curfew in certain regions of the country and place the military on a heightened state of alert. We cannot assure you that these matters, individually or cumulatively, will not materially adversely affect our business, results of operations and financial condition and the market price of our common stock.

     Venezuela. Our operations in Venezuela, which is currently our third largest market in terms of revenues generated, are expected to grow. The Venezuelan government exercises significant control over the Venezuelan economy. This control has included extensive regulation, including foreign exchange and price controls. In the last 15 years, Venezuela has experienced periods of slow or negative growth, high inflation, currency devaluations and limited availability of foreign exchange. Venezuela's ongoing budget deficit, due in part to the decline in international oil prices in 1998 and the first half of 1999, has put pressure on the Venezuelan economy. Venezuela has experienced high levels of inflation during the past decade. The general rate of inflation, as measured by the consumer price index, was 103.2% in 1996, 37.6% in 1997 and 29.9% in 1998.

     The Venezuelan economy is expected to decline by over 5% in 1999. In addition, Venezuela is experiencing a period of political uncertainty as a result of the actions of a Constitutional Assembly that was elected to propose a new constitution. This project is part of a program by Venezuela's newly elected president, Mr. Hugo Chavez, to reform and amend the Venezuelan political system. To date, the Constitutional Assembly has declared constitutional emergencies and taken steps to exert authority over and replace Venezuela's judiciary and Congress. The heightened tensions between the executive branch and the Constitutional Assembly, on the one hand, and the Venezuelan Congress, on the other hand, have made investors reluctant to provide funds to Venezuela. The Constitutional Assembly is expected to draft a new Constitution for ratification by the end of 1999. We cannot assure you that continued tension between the different branches of Venezuela's government or the implementation of a new Constitution will not have a material adverse effect on the Venezuelan economy and our business, results of operations and prospects in Venezuela.

     Brazil. Although our business in Brazil is currently limited, we expect Brazil to constitute an increasing share of our business and revenues. Throughout the 1980s and into the 1990s, the Brazilian economy has suffered from periods of extremely high rates of inflation and recession. Historically, Brazil's currency has frequently depreciated in relation to the U.S. dollar. At the end of 1998, foreign exchange reserves in Brazil declined to $40 billion from nearly $70 billion at the end of August 1998. Outflows of Brazil's foreign reserves as a result of the Russian economic crisis (and the subsequent impact on risk perception of investments in emerging market countries in general) and high rates of inflation prevailing in the Brazilian economy put pressure on the real. The Brazilian government permitted the real to float freely against the U.S. dollar in January 1999. Since that time, the real has devalued to a low of R$2.165 = $1.00 on March 3, 1999. At September 15, 1999, the real traded at a rate of R$1.781 = $1.00. We cannot assure you that the real will not again be devalued relative to the U.S. dollar, or that the real will not fluctuate significantly relative to the U.S. dollar. A continued downturn in Brazil's economy could further affect other Latin American countries through the loss of investor confidence and shocks to intra-regional trade.

     Rapid changes in Brazilian political and economic conditions require us to continually assess the risks associated with our operations in Brazil and adjust our business and operating strategy. Although the Brazilian government has indicated that it is committed to solving the recent economic crisis caused by the devaluation of the Brazilian real, it will have to overcome internal political resistance to austerity measures as the economic recession worsens and unemployment figures rise. Economic forecasts suggest that the Brazilian economy could suffer a recession for the remainder of 1999 as economic austerity measures and high interest rates depress consumption and investment. If the Brazilian government fails to contain the current economic crisis, it could have an adverse material effect on our business, results of operations and financial condition and the market price of our common stock.

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WE ARE VULNERABLE TO CURRENCY FLUCTUATIONS, DEVALUATIONS AND RESTRICTIONS THAT
MAY RESULT IN LOSSES OR INCONSISTENT PROFITABILITY

     A substantial portion of our costs, including lease payments for satellite transponder capacity, purchases of capital equipment, and payments of interest and principal on our indebtedness, is payable in U.S. dollars. To date, we have not entered into hedging or swap contracts to address currency risks because our contracts with our customers generally provide for payment in U.S. dollars or for payment in local currency linked to the exchange rate between the local currency and the U.S. dollar at the time of invoicing. These contractual provisions are structured to reduce our risk if currency exchange rates fluctuate. However, given that the exchange rate is generally set at the date of invoicing and that in some cases we experience substantial delays in collecting receivables, we are exposed to exchange rate risk. Pursuant to Brazilian law, our contracts with customers in Brazil cannot be linked to the exchange rate between the Brazilian real and the U.S. dollar. Our expansion in Brazil, including our development of the Broadband Network in Brazil, will therefore increase our exposure to exchange rate risks.

     We are negatively affected by currency devaluations as our customers' revenues are generally denominated in local currencies. Substantial or continued devaluations in local currencies relative to the U.S. dollar could have a material adverse effect on the ability of our customers to absorb the costs of a devaluation. This could result in our customers seeking to renegotiate their contracts with us or, failing satisfactory renegotiation, defaulting on or canceling their contracts. Our competitors and potential future competitors, including the PTOs and large, multinational telecommunications companies, may be less exposed to currency risk or may be better able to hedge their currency risk and could thereby gain a relative competitive advantage in the event of a currency devaluation. In addition, Latin American economies have experienced shortages in foreign currency reserves and restrictions on the ability to expatriate local earnings and convert local currencies into U.S. dollars. Currency devaluations in one country may have adverse effects in another country. For example, in late 1994 and 1995, several Latin American countries were adversely affected by the devaluation of the Mexican peso. The continued Asian and Russian economic crises have had an adverse effect on the financial and foreign exchange markets of emerging market countries, leading to increased pressures on local interest rates and currencies, including in Argentina and Brazil. These pressures, in turn, have inhibited the ability of companies operating in emerging markets to obtain necessary financing and increase prices. Any devaluation of local currencies in the countries where we operate, or restrictions on the expatriation of earnings or capital from such countries, could have a material adverse effect on our business, results of operations and financial condition and the market price of our common stock.

WE FACE REGULATORY RISKS AND UNCERTAINTY WITH RESPECT TO LOCAL LAWS AND REGULATIONS

     Our business is dependent upon the procurement and maintenance of licenses to provide private telecommunications network services in the various countries in which we operate. We believe that we have all licenses required for the conduct of our current operations. We expect that those licenses that are subject to expiration will be renewed in due course upon our application to the appropriate authorities. Due to the political and economic risks associated with the countries in which we operate, we cannot assure you that we will be able to maintain our licenses in force or that they will be renewed upon their expiration. The loss, or substantial limitation upon the terms, of our licenses could have a material adverse effect on our results of operations. For specific details of our licenses in the various countries in which we operate, including the expiration date of such licenses, see "Business -- Description of Country Operations." We cannot assure you that we will succeed in obtaining all requisite regulatory approvals to operate in those countries in which we may desire to do business.

     Local laws and regulations differ significantly among the jurisdictions in which we operate and in which we may operate in the future. The interpretation and enforcement of these laws and regulations vary and are often based on the informal views of the local ministries which, in some cases, are subject to influence by the PTOs. The conditions governing our service offerings may be altered by future legislation or regulation. We are prohibited by law from providing international services to or from Argentina during the term of the monopoly granted to the two international long-distance service providers owned by Telecom Argentina and Telefonica, unless we obtain the consent of these entities. This international long-distance monopoly, which is
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

jointly held by Telecom International S.A., a subsidiary of Telecom Argentina and Telefonica Larga Distancia de Argentina S.A., a subsidiary of Telefonica, is due to expire in November 2000. In some of our principal existing and target markets, laws and regulations prohibit or limit the provision of certain telecommunications services.

FAILURE OF OUR COMPUTER SYSTEMS OR OF SATELLITES TO RECOGNIZE THE YEAR 2000 COULD DISRUPT OUR BUSINESS AND OPERATIONS

     The year 2000 problem refers to the failure of installed computerized systems and software products to recognize or accept four digit date entries. In this case, systems that have date-sensitive features might, for example, recognize a date using "00" as the year 1900 rather than the year 2000. This problem could cause malfunctions in certain computer systems, software and databases with respect to dates on or after January 1, 2000, unless corrected.

     We face risks arising from year 2000 issues which could have a material adverse effect on our business and the price of our common stock. For example, we risk incurring contractual liabilities if we fail to provide services to our customers because of the malfunctioning of a satellite due to a year 2000 problem with the satellite. Based on our testing and remediation, we believe that our software and hardware systems are year 2000 compliant. However, we cannot assure you that all systems will then function adequately until the year 2000 occurs. According to U.S. government reports, some countries in Latin America are at risk of potential year 2000-related disruptions, particularly in key sectors such as telecommunications. We do not know whether the computer systems of our customers and other parties on whose services we depend for transmission capacity are year 2000 compliant. If the computer systems of the PTOs and other carriers and our satellite providers are not year 2000 compliant, we could be materially adversely effected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000" for a discussion of these risks.

OUR BUSINESS IS HIGHLY DEPENDENT ON SATELLITE SYSTEMS AND THEY MAY FAIL AND IMPAIR OUR ABILITY TO PROVIDE SERVICES TO OUR CUSTOMERS

     We depend heavily on the integrity, capability and maintenance of third party controlled satellite systems. The loss or disruption of any facility or equipment related to these satellite systems, or the interruption of any such facility's or equipment's transmission capabilities, could have a material adverse effect on our operations and our ability to provide service to our customers. Loss or disruption could also cause one or more of our customers to terminate their contracts with us or fail to renew their contracts. We believe that the satellite systems upon which we depend are highly reliable. However, they have in the past and may in the future experience material operational anomalies and failures. For example, in April 1999, Nahuelsat's Nahuel-1 satellite failed and service to part of our telecommunications networks was lost for approximately 12 hours.

WE ARE DEPENDENT ON KEY PERSONNEL FOR OUR FUTURE SUCCESS

     Our success depends to a significant degree on members of our senior management and certain key employees, who generally are not bound by employment contracts with us, although Mr. Ricardo Verdaguer, our President and Chief Executive Officer, and Mr. Roberto Vivo, our Deputy Chief Executive Officer, are indirect holders of our stock. Our success also depends in part upon our ability to hire and retain highly skilled and qualified operating, marketing, financial and technical personnel. Competition for qualified employees in the telecommunications industry is intense and, accordingly, we cannot assure you that we will be able to hire or retain necessary personnel.

     In addition, the successful implementation of our Broadband Network will require us to recruit, hire and retain a significant number of highly skilled employees. There may be a limited supply of qualified personnel in our countries of operations.

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WE FACE MULTIPLE RISKS ASSOCIATED WITH PROVIDING INTERNET SERVICES

     We offer Internet access to Internet service and content providers and business and governmental customers. We had $21.1 million in revenues from Internet services in 1998 (including Internet access revenues generated by Mandic S.A.) and $7.8 million in 1997. As of June 30, 1999 we had over 78,076 dial-up Internet access retail customers and 137 dedicated Internet access corporate customers. In August 1999, we entered into an agreement in principle with El Sitio, Inc., an Internet content provider, for the sale of our retail Internet businesses in Argentina, Brazil and Colombia for approximately $21.5 million. See "Certain Relationships and Related Transactions -- El Sitio."

     As is typical in newer industries, demand and market acceptance remain unknown factors in the provision of Internet access services. In addition, critical issues concerning the commercial use of the Internet remain unresolved and may impact the growth of Internet use. Despite growing interest in the many commercial uses of the Internet, many businesses in Latin America and elsewhere have been deterred from purchasing Internet access services. These businesses have been deterred for a number of reasons, including:

     - inconsistent service

     - lack of cost-effective, high-speed options

     - limited access points

     - inability to integrate business applications on the Internet

     - the need to deal with multiple and frequently incompatible vendors

     - inadequate protection of the confidentiality of stored data and information moving across the Internet

     - a lack of tools to simplify Internet access and use

     Published reports have also indicated that capacity constraints caused by growth in the use of the Internet may, unless resolved, constrain development of the Internet to the extent that users experience delays, transmission errors and other difficulties. For example, inadequate transmission infrastructure in Latin America (such as an insufficiency of telephone lines for Internet access) could forestall the growth of Internet services in that region. Furthermore, in some parts of Latin America, the Internet is not seen as an alternative method of exchanging information or doing business and we cannot guarantee that the Internet will be widely accepted in the region as an alternative means of communicating and conducting business.

     We could be exposed to liability with respect to the material that may be accessible through our Internet services. The nature and scope of existing or future laws in various jurisdictions relating to the Internet is uncertain and may take years to resolve. This uncertainty could expose us to substantial liability for which we might not be indemnified. Any new or existing legislation or regulation relating to the Internet could have a material adverse effect on our business, results of operations and financial condition and the market price of our common stock.

OUR AFFAIRS AND BUSINESS POLICIES ARE SUBJECT TO CONTROL BY OUR PRINCIPAL STOCKHOLDERS

     We are a privately held corporation. After this offering,      % of our
issued and outstanding common stock will be held by Nevasa Holdings Ltd.,      %
by Nunsgate Limited, a wholly owned subsidiary of British Telecommunications,
and      % by certain affiliates of Morgan Stanley Dean Witter (whom we refer to as the Morgan Stanley investors). Nevasa Holdings is a holding company controlled by the Pescarmona family, Mr. Verdaguer, our President and Chief Executive Officer, and Mr. Vivo, our Deputy Chief Executive Officer. As a result of this stock ownership, these stockholders control our affairs and business policies, including the election of directors.

WE WILL HAVE ANTI-TAKEOVER PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND BYLAWS THAT MAY PRECLUDE OUR BEING ACQUIRED EVEN IF IT WOULD BENEFIT STOCKHOLDERS

     Some provisions that will be included in our certificate of incorporation and bylaws, effective upon the closing of this offering, may discourage, delay or prevent an acquisition of our company at a premium price. These provisions will:

     - authorize the issuance of "blank check" preferred stock

     - prohibit cumulative voting in the election of directors

     - limit the removal of directors by the stockholders to removal for cause

     - require a super-majority stockholder vote to effect certain amendments to our certificate of incorporation and bylaws

     - limit the persons who may call special meetings of stockholders

     - prohibit stockholder action by written consent

     - establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

     In addition, we intend to adopt a stockholder rights plan prior to the completion of this offering. A stockholder rights plan would cause substantial dilution to any person or group that attempts to acquire our company on terms not approved in advance by our board of directors.

     Our stockholder rights plan and some of our employment agreements may delay, deter or prevent someone from acquiring us in a transaction that results in stockholders receiving a premium over the market price for the shares of their common stock. See "Description of Capital Stock -- Our Certificate of Incorporation and Bylaws." In addition, some of the governmental agencies that have regulatory authority over us or our licensing process, including the Argentine Comision Nacional de Comunicaciones, Brazil's Agencia Nacional de Telecomunicacoes and the U.S. Federal Communications Commission, require prior approval of transfers of control, including pro forma transfers of control resulting from corporate reorganizations and assignments of regulatory authorization. These requirements may delay, prevent or deter a change in control of our company.

THERE IS NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK AND OUR STOCK PRICE MAY BE VOLATILE

     There is no public market for our common stock. An active public market for our common stock may not develop or be sustained after this offering. The price of our common stock is likely to change after this offering. The market price of our common stock may fluctuate significantly in response to a number of factors (some of which are beyond our control), including:

     - variations in operating results

     - changes in financial estimates by securities analysts

     - changes in market valuations of telecommunications companies

     - announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments

     - our success or failure to implement our Broadband Network and expansion plans

     - an adverse decision by a regulatory agency in one of our primary markets

     - increases or decreases in reported holdings by insiders or mutual funds

     - additions or departures of key personnel

     - future sales of common stock

     - stock market price and volume fluctuations

SHARES OF OUR COMMON STOCK BECOMING AVAILABLE FOR SALE COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK AND MAY IMPAIR OUR ABILITY TO RAISE CAPITAL THROUGH THE SALE OF ADDITIONAL STOCK

     The           shares sold in this offering will generally be freely
tradable without restriction.           shares of our common stock outstanding
upon completion of this offering will be "restricted securities" as that term is defined in Rule 144 under the Securities Act.

     The           shares of our common stock that will be held by the Morgan
Stanley investors after           shares of our preferred stock are converted
upon completion of this offering and the           and           shares of
common stock held by Nevasa Holdings and Nunsgate Limited, respectively, will be entitled to certain registration rights. See "Underwriters."

     Immediately after this offering, we also will have an additional shares of common stock that are the subject of options that will not then be currently exercisable. To the extent that these options are properly exercised, the underlying shares of common stock will be freely tradable immediately upon exercise of the options.

     Our existing stockholders have executed lock-up agreements that limit their ability to sell such common stock. These stockholders have agreed not to sell or otherwise dispose of any shares of our common stock for a period of at least 180 days after the date of this prospectus without the prior written approval of Morgan Stanley & Co. Incorporated. When the lock-up agreements expire, these shares and the shares underlying the options will become eligible for sale, in some cases subject to the volume, manner of sale and notice requirements of Rule
144. See "Shares Eligible for Future Sale."

OUR COMMON STOCK MAY BE SUBSTANTIALLY DILUTED AS A RESULT OF THE INITIAL PUBLIC OFFERING PRICE

     The initial public offering price of our common stock is substantially in excess of the net tangible book value per share, which results in a benefit to all of our existing stockholders. As a result, purchasers of common stock in
this offering will experience immediate and substantial dilution of $     per
share (assuming an initial public offering price of $     per share) of our
common stock from the public offering price. In addition, the           shares
of common stock outstanding and owned by Nevasa Holdings prior to this offering
were originally acquired for an aggregate consideration of $     , or an average
of $     per share, as compared to new investors who will pay $     , or $
per share, for the           shares of common stock offered hereby. Accordingly,
the Nevasa Holdings stockholders will benefit from an unrealized appreciation of
$     per share of common stock ($     million in the aggregate) in the value of
their shares of our common stock as a result of this offering.

WE DO NOT INTEND TO PAY DIVIDENDS ON OUR COMMON STOCK AND ANY FUTURE PAYMENT OF DIVIDENDS IS LIMITED BY THE TERMS OF INDENTURES TO WHICH WE ARE A PARTY

     We have never paid dividends on our common stock and do not currently intend to pay cash dividends on our common stock. Any future decisions as to the payment of dividends will be at the discretion of our board of directors, subject to applicable law. Our ability to pay dividends is also limited by the terms of indentures to which we are a party. These indentures also contain covenants restricting our ability to make certain restricted payments, incur additional indebtedness, make certain investments, create liens, guarantee indebtedness, sell or acquire assets and enter into mergers or consolidations, which may restrict our ability to expand or make acquisitions. See "Dividend Policy."

                                USE OF PROCEEDS

     We will receive net proceeds from this offering of approximately $
million (approximately $
million if the underwriters exercise their over-allotment option in full). This
assumes that our common stock is offered at $     per share, the midpoint of the
range set forth on the cover page of this prospectus, and is after deducting underwriting discounts and commissions and the estimated expenses of this offering. We intend to use the net proceeds to make capital expenditures
relating to the Broadband Network, to redeem approximately $     million of our
preferred stock, for potential acquisitions and for working capital and general corporate purposes, including to fund losses.

                                DIVIDEND POLICY

     We have not paid any cash dividends on our common stock and we do not intend to pay cash dividends in the foreseeable future. We plan to retain earnings, if any, for use in the operation of our business and to fund future growth. In addition, our indentures currently severely restrict the payment of dividends. See "Description of Our Indebtedness."

                                 CAPITALIZATION

     The following table shows our cash and cash equivalents, short-term debt and total capitalization as of June 30, 1999:

     - on an historical basis

     - as adjusted to give effect to this offering, the redemption of
       approximately $     million of our preferred stock, the conversion of the
       remaining shares of our preferred stock into      shares of our common
       stock

     This table should be read in conjunction with our consolidated financial statements and the notes at the back of this prospectus.

                                                                AS OF JUNE 30, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   -----------
                                                                    (UNAUDITED)
                                                                  (IN THOUSANDS)
CASH AND CASH EQUIVALENTS...................................  $ 151,501    $
                                                              =========    =========
SHORT-TERM DEBT:
  Short-term debt...........................................  $  21,007    $  21,007
  Current portion of long-term debt.........................     16,957       16,957
                                                              ---------    ---------
          Total short-term debt.............................  $  37,964    $  37,964
                                                              =========    =========
LONG-TERM DEBT:
  12 1/8% Senior Guaranteed Notes due 2003..................  $ 125,000    $ 125,000
  12 3/8% Senior Notes due 2008.............................    225,000      225,000
  Other long-term debt, net of current portion..............     38,784       38,784
                                                              ---------    ---------
          Total long-term debt, net.........................    388,784      388,784
                                                              ---------    ---------
MINORITY INTEREST...........................................     12,925       12,925
                                                              ---------    ---------
REDEEMABLE, CONVERTIBLE PREFERRED STOCK.....................    141,853
                                                              ---------    ---------
STOCKHOLDERS' EQUITY:
  Common stock, $     par value per share;
     (          shares issued and outstanding, actual;
               shares issued and outstanding, as
  adjusted).................................................    120,951
  Treasury stock,        shares, at cost....................   (125,000)          --
  Amount paid in excess of carrying value of assets acquired
     from related party.....................................     (5,111)      (5,111)
  Additional paid in capital................................    100,778
  Accumulated deficit.......................................   (109,339)    (109,339)
  Accumulated other comprehensive loss......................     (3,699)      (3,699)
                                                              ---------    ---------
          Total stockholders' equity (deficit)..............    (21,420)
                                                              ---------    ---------
               Total capitalization.........................  $ 522,142    $
                                                              =========    =========

                                    DILUTION

     As of June 30, 1999, our net tangible book value, after giving effect to
the redemption of approximately $     million of our preferred stock and the
conversion of the remaining shares of our preferred stock into shares of our
common stock , was $     , or $     per share of common stock. Net tangible book
value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the number of shares of common stock outstanding. As of June 30, 1999, our net tangible book value, as adjusted
for the sale of      shares in this offering at an assumed initial public
offering price of $     per share (the midpoint of the range indicated on the
cover of this prospectus), and after deducting the estimated underwriting discounts and commissions and other expenses, would have been approximately
$     per share of common stock. This represents an immediate increase of $
per share to existing stockholders and an immediate dilution of $     per share
to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............           $
  Net tangible book value per share as of June 30, 1999.....  $
  Increase in net tangible book value per share attributable to purchases in this offering..........................
                                                              ------
Net tangible book value per share after this offering.......
                                                                       ------
Dilution per share to new investors.........................           $
                                                                       ======

     The following table summarizes, as of June 30, 1999, after giving effect to
the conversion by the Morgan Stanley investors of      shares of preferred stock
into      shares of our common stock upon the closing of this offering, the total consideration paid to us and the average price per share paid by the existing stockholders and by the investors purchasing shares of common stock in this offering (before deducting the estimated underwriting discounts and commissions and other expenses):

                                                                      TOTAL
                                              SHARES PURCHASED    CONSIDERATION      AVERAGE
                                              ----------------   ----------------     PRICE
                                              NUMBER   PERCENT   AMOUNT   PERCENT   PER SHARE
                                              ------   -------   ------   -------   ----------
Existing stockholders.......................                  %  $               %  $
New investors in this offering..............
                                              ------   -------   ------   -------
          Total.............................             100.0%  $          100.0%
                                              ======   =======   ======   =======

     If the underwriters' over-allotment option is exercised in full:

     - the number of shares of common stock held by the existing stockholders
       would be reduced to           or   % of the total number of shares of
       common stock to be outstanding after this offering

     - the number of shares of common stock held by new investors would be
       increased to           or      % of the total number of shares of common
       stock to be outstanding after this offering

     The tables above assume no exercise of stock options outstanding as of June
30, 1999. As of June 30, 1999, there were approximately      shares of common
stock subject to outstanding options at exercise prices of approximately $
and $     per share. To the extent outstanding options are exercised, there will be further dilution to new investors. See "Capitalization,"
"Management -- Executive Compensation" and "Management -- 1998 Stock Option
Plan."

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following financial data are derived from our consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent auditors, except for the six-month data, which are derived from our unaudited financial statements. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes included at the back of this prospectus.

     Our net loss per share on a pro forma basis and our balance sheet data on an as adjusted basis give effect to:

     - the common stock split

     - this offering

     - the redemption of approximately $     million of our preferred stock and
       the conversion of the remaining shares of our preferred stock into shares of our common stock as if these events had occurred at the beginning of the periods presented. The pro forma amounts do not give effect to any interest income earned on the proceeds of this offering pending application.

                                                                                                          SIX MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,                      JUNE 30,
                                                   ---------------------------------------------------   -------------------
                                                    1994       1995       1996       1997       1998       1998       1999
                                                   -------   --------   --------   --------   --------   --------   --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues from services.......................  $77,679   $105,641   $128,393   $161,065   $208,089   $ 93,651   $111,218
Costs and expenses:
  Variable cost of services......................   12,770     18,818     21,494     27,333     36,369     13,747     20,341
  Leased telecommunications links................    7,734     10,973     13,925     19,230     24,507     14,382     20,908
  Salaries, wages and benefits...................   13,528     22,220     25,561     29,109     38,198     16,962     22,192
  Selling, general and administrative............   19,148     26,094     23,030     33,356     45,199     20,798     22,781
  Depreciation and amortization..................   12,874     20,653     26,318     28,673     36,946     16,629     23,329
                                                   -------   --------   --------   --------   --------   --------   --------
Operating income.................................   11,625      6,883     18,065     23,364     26,870     11,133      1,667
Other income (expenses):
  Interest expense, net..........................   (8,231)   (15,677)   (23,185)   (24,272)   (44,698)   (17,191)   (28,106)
  Net gain (loss) on foreign exchange............    1,352      1,838        910       (276)       675       (158)    (7,986)
  Other income (expenses), net...................      599        511      1,035       (151)       760        498       (564)
                                                   -------   --------   --------   --------   --------   --------   --------
Income (loss) before income taxes and minority
  interest.......................................    5,345     (6,445)    (3,175)    (1,335)   (16,393)    (5,718)   (34,989)
Benefit from (provision for) income taxes........    3,155        740     (3,542)    (5,263)    (3,805)    (2,251)     4,017
                                                   -------   --------   --------   --------   --------   --------   --------
(Loss) income before cumulative effect and
  minority interest..............................    8,500     (5,705)    (6,717)    (6,598)   (20,198)    (7,969)   (30,972)
Cumulative effect of change in accounting
  principle, net of tax..........................       --         --         --         --     (1,269)    (1,269)        --
(Income) loss attributable to minority
  interest.......................................   (5,464)    (1,712)    (1,766)      (993)    (2,502)      (596)      (141)
Dividends on redeemable preferred stock..........       --         --         --         --    (10,018)    (3,507)    (6,835)
                                                   -------   --------   --------   --------   --------   --------   --------
Net income (loss)................................  $ 3,036   $ (7,417)  $ (8,483)  $ (7,591)  $(33,987)  $(13,341)  $(37,948)
                                                   =======   ========   ========   ========   ========   ========   ========
Comprehensive income (loss)......................  $ 3,036   $ (7,417)  $ (8,483)  $ (7,591)  $(34,513)  $(13,341)  $(41,121)
                                                   =======   ========   ========   ========   ========   ========   ========
Loss per common share, basic and diluted.........
Net loss per share, pro forma....................
Weighted average common shares outstanding.......
Weighted average common shares outstanding, pro
  forma..........................................

                                                         AS OF DECEMBER 31,                      AS OF JUNE 30, 1999
                                        -----------------------------------------------------   ----------------------
                                          1994       1995       1996       1997       1998       ACTUAL    AS ADJUSTED
                                        --------   --------   --------   --------   ---------   --------   -----------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.............  $ 32,135   $  6,216   $ 28,895   $ 10,439   $  90,021   $151,501    $
Total current assets..................    57,948     36,906     68,304     65,015     159,099    230,517
Net property, plant and equipment.....   152,909    199,701    227,086    255,422     330,726    346,894     346,894
Total assets..........................   222,684    249,095    315,230    339,916     527,218    632,023
Total current liabilities.............    68,984    128,813     78,125    103,438      97,910     96,581      96,581
Total short-term debt and current
  portion of long-term debt...........    48,047     97,510     42,874     60,375      40,400     37,964      37,964
Total long-term debt, net.............    59,437     30,200    156,230    159,677     379,292    388,784     388,784
Minority interest.....................    24,893     28,476     30,242     10,398      13,071     12,925      12,925
Redeemable preferred stock............        --         --         --         --     135,018    141,853
Stockholders' equity (deficit)........    62,780     55,363     46,881     63,389    (101,519)   (21,420)

                                                                                                          SIX MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,                      JUNE 30,
                                                   ---------------------------------------------------   -------------------
                                                    1994       1995       1996       1997       1998       1998       1999
                                                   -------   --------   --------   --------   --------   --------   --------
                                                                       (IN THOUSANDS, EXCEPT OTHER DATA)
OTHER FINANCIAL DATA:
EBITDA...........................................  $24,499   $ 27,536   $ 44,383   $ 52,037     63,816   $ 27,762   $ 24,996
Cash flow provided by (used in):
  Operating activities...........................   17,257     18,894      9,843     17,139     16,740     18,338    (21,935)
  Investing activities...........................  (87,603)   (66,910)   (53,681)   (58,080)  (128,155)   (64,634)   (40,032)
  Financing activities...........................   93,351     22,097     66,517     22,485    191,523    236,495    126,620
Capital expenditures.............................   87,541     67,060     53,998     56,440    109,934     48,339     40,338
OTHER DATA (AT PERIOD END):
Customers........................................      445        656        907      1,192      1,467      1,321      1,579
Customer sites...................................    2,196      3,336      4,240      5,300      6,370      5,797      6,856

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We are a leading provider of private telecommunications network and Internet services in Latin America. We offer tailor-made, integrated data, voice and Internet solutions, with an increasing emphasis on broadband transmission, for national and multinational companies, financial institutions, governmental agencies and other business customers. We also offer dedicated Internet services to Internet service and content providers.

     We have operations in Argentina, Colombia, Venezuela, Ecuador, Mexico, Brazil and the United States and also provide our services in other countries in Latin America. We currently provide telecommunications and Internet services through our networks, which consist of owned fiber optic and wireless links, teleports, earth stations and leased fiber optic and satellite links. We own and operate 12 metropolitan area networks in some of the largest cities in Latin America, including Buenos Aires, Bogota, Caracas and Sao Paulo.

     We are building our Broadband Network to enhance the services we presently provide and significantly increase our transmission speed and capacity. This network will consist of long-haul, high capacity fiber optic backbones and metropolitan area fiber optic and wireless links and will use advanced transmission technologies, including DWDM, ATM and IP. We already own and operate a long-haul, fiber optic network connecting the cities of Cali, Medellin and Bogota in Colombia over a 422 mile route. By November 2000, we expect to have built out our Broadband Network to connect major cities across Argentina and Brazil.

     Revenues. We provide services to our customers under contracts which typically range from six months to five years, but generally are for three years. The customer generally pays an installation charge at the beginning of the contract and a monthly fee based on the quantity and type of equipment installed. Except in Brazil, the fees stipulated in the contracts are generally denominated in U.S. dollar equivalents. Services (other than installation fees) are billed on a monthly, predetermined basis, which coincide with the rendering of the services. We report our revenues net of deductions for sales taxes.

     Recently we have experienced, and anticipate that we will continue to experience, downward pressure on our prices as we continue to expand our customer base and as competition for private telecommunications network services grows. When we have renewed and/or expanded our contracts with existing customers, the prices we charge to our customers have generally declined. As a result, our revenues per unit of satellite capacity used have been decreasing. In addition, as our business in a particular country matures, our rate of growth in that country tends to slow. In particular, this has occurred in Argentina and, to a lesser extent, in Colombia. To compensate for slower growth in maturing markets, we will seek to expand into new countries and to provide new services through our Broadband Network.

     Although we believe that our geographic diversification provides some protection against economic downturns in any particular country, our results of operations and business prospects are influenced by the overall financial and economic conditions in Latin America. Many of the countries in which we operate have experienced political and economic volatility in recent years. With the exception of the United States and Mexico (which account for only a small portion of our consolidated revenues), each of the countries in which we operate has experienced economic contraction and financial difficulties during 1999. In particular, Argentina and Colombia, our two largest markets, are currently experiencing significant recessions. We cannot predict whether prevailing economic conditions in Latin America will improve or worsen, or what effect these conditions will have on the countries in which we operate or upon our business. These conditions may have material adverse effects on our business, results of operation and financial condition and the market price of our common stock.

     We could experience significant fluctuations in our future revenues due to a variety of factors, many of which are outside of our control, including:

     - demand for and market acceptance of our products and services

     - introduction of technological advances in services or enhancements by us and our competitors

     - competitive factors that affect our pricing

     - the timing and magnitude of capital expenditures, including costs relating to the Broadband Network

     - the retention of key personnel

     - conditions specific to the private telecommunications network and Internet industries in Latin America, as well as general economic factors

     - new government legislation or regulation

     We expect to experience substantial operating losses and negative free cash flows for at least the next several years due to the large investments required for the Broadband Network, including increased depreciation, interest expense and selling, general and administrative expenses. We cannot assure you that we will ever be able to generate operating income or positive cash flows in the future or that our negative cash flows will not increase. As a result, we believe that our operating results in past periods cannot be relied upon as indicators of future performance. Any failure to generate operating income or positive cash flows could have a material adverse effect on our business, results of operation and financial condition or the market price of our common stock.

     Costs and Expenses. Our costs and expenses principally include:

     - variable cost of services

     - leased telecommunications links (payments for leased satellite and fiber optic capacity)

     - salaries, wages and benefits

     - selling, general and administrative expenses

     - depreciation and amortization

     The principal items comprising variable cost of services are installation (and de-installation) costs, sales commissions paid to third-party sales representatives and maintenance costs for our network infrastructure. Installation and de-installation costs are the costs we incur when we install or remove earth stations, microstations and other equipment on or from customer premises. Installation and maintenance costs include services contracted from outside providers. Our selling, general and administrative expenses consist principally of:

     - publicity and promotion costs

     - provisions for doubtful accounts

     - fees and other remuneration

     - travel and entertainment

     - rent

     - plant services and corporate telecommunication and energy expenses

     Capacity Transactions. We recently sold indefeasible rights of use of telecommunications capacity to Global Crossing for approximately $25 million. We expect to have other similar transactions in the future. For these transactions, we expect to recognize revenue and expenses ratably over the term of the indefeasible rights of use from the date the fiber optic cables are placed in service for the term of the indefeasible right of use.

     Currency Risks. Except in Brazil, our contracts with customers generally provide for payment in U.S. dollars or for payment in local currency linked to the exchange rate between the local currency and the U.S. dollar at the time of invoicing. Accordingly, inflationary pressures on local economies in the countries in which we operate did not have a material effect on our revenues during 1998 and the first six months of 1999. Given that the exchange rate is generally set at the date of invoicing and that we in some cases experience substantial delays in collecting receivables, we are exposed to exchange rate risk. Furthermore, under Brazilian law, our contracts with customers in Brazil cannot be linked to the exchange rate between the Brazilian real and the U.S. dollar. Our expansion in Brazil will increase our exposure to exchange rate risks.

     Sale of Retail Internet Business. In August 1999, we entered into an agreement in principle to sell our retail Internet businesses in Argentina, Brazil and Colombia to El Sitio for approximately $21.5 million. El Sitio provides Internet content in Latin America. We also agreed to subscribe for $21.5 million in convertible preferred stock of El Sitio and El Sitio has agreed to enter into a telecommunications services agreement with us to provide services to El Sitio, including access to the U.S. Internet backbone. We determined that retail Internet access was not one of our top priorities and was inconsistent with our emphasis on providing telecommunications services to businesses and governmental customers, telecommunications carriers and ISPs.

     The revenues and expenses associated with the retail Internet businesses that we are selling to El Sitio were as follows for the periods indicated:

                                                               YEAR ENDED        SIX MONTHS
                                                              DECEMBER 31,     ENDED JUNE 30,
                                                            ----------------   ---------------
                                                             1997     1998      1998     1999
                                                            ------   -------   ------   ------
                                                                      (IN THOUSANDS)
Net revenues:
  Argentina...............................................  $2,634   $ 2,982   $1,778   $1,776
  Colombia................................................   1,817     2,131    1,152      895
  Brazil..................................................      --     6,159      998    3,745
                                                            ------   -------   ------   ------
          Total...........................................  $4,451   $11,272   $3,928   $6,416
                                                            ======   =======   ======   ======
Direct costs and expenses:
  Argentina...............................................  $1,957   $ 2,181   $1,037   $1,087
  Colombia................................................   1,274     2,014      926      966
  Brazil..................................................      --     3,792      739    3,560
                                                            ------   -------   ------   ------
          Total...........................................  $3,231   $ 7,987   $2,702   $5,613
                                                            ======   =======   ======   ======

RESULTS OF OPERATIONS

     The following financial table summarizes our results of operations:

                                               YEAR ENDED DECEMBER 31,                        SIX MONTHS ENDED JUNE 30,
                                ------------------------------------------------------   -----------------------------------
                                      1996               1997               1998               1998               1999
                                ----------------   ----------------   ----------------   ----------------   ----------------
                                                (IN THOUSANDS AND AS A PERCENTAGE OF CONSOLIDATED REVENUES)
Net revenues from services....  $128,393   100.0%  $161,065   100.0%  $208,089   100.0%  $ 93,651   100.0%  $111,218   100.0%
Variable costs of services....    21,494    16.7     27,333    17.0     36,369    17.5     13,747    14.7     20,341    18.3
Salaries, wages and
  benefits....................    25,561    19.9     29,109    18.1     38,198    18.4     16,962    18.1     22,192    20.0
Leased telecommunications
  links.......................    13,925    10.8     19,230    11.9     24,507    11.8     14,382    15.4     20,908    18.8
Selling, general and
  administrative expenses.....    23,030    17.9     33,356    20.7     45,199    21.7     20,798    22.2     22,781    20.5
Depreciation and
  amortization................    26,318    20.5     28,673    17.8     36,946    17.8     16,629    17.8     23,329    21.0
Interest expense, net.........    23,185    18.1     24,272    15.1     44,698    21.5     17,191    18.4     28,106    25.3
Net gain (loss) on foreign
  exchange....................       910     0.7       (276)   (0.2)       675     0.3       (158)   (0.2)    (7,986)   (7.2)
Benefit from (provision for)
  income taxes................    (3,542)   (2.8)    (5,263)   (3.3)    (3,805)   (1.8)    (2,251)   (2.4)     4,017     3.6
Comprehensive gain (loss).....    (8,483)   (6.6)    (7,591)   (4.7)   (34,513)  (16.6)   (13,341)   14.3    (41,121)   37.0

     SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998

     General. Our results of operations for the first half of 1999 were not as positive as prior periods for four principal reasons:

     - recessions facing our markets in Latin America, which lowered our rate of revenue growth

     - the fact that we purchased too much satellite capacity because we did not anticipate the breadth of the recession in Latin America

     - competitive pricing pressures in our more mature markets (especially in Argentina and Colombia)

     - expenses of developing the Broadband Network and our Brazilian operations (which are in a relatively early stage of development)

     Revenues. Our net revenues for the six months ended June 30, 1999 totaled $111.2 million, an increase of $17.6 million (or 18.8%) from net revenues for the same period in 1998. Recessions in most of the countries in which we operate, and competitive pressures in Argentina and Colombia, contributed to our lower rate of revenue growth during the first half of 1999 compared to prior periods. These conditions could also affect future periods.

     The following table shows our revenues by operating subsidiary for the periods indicated:

                                                              SIX MONTHS ENDED JUNE 30,
                                                              -------------------------
                                                                1998            1999
                                                              ---------       ---------
                                                                   (IN THOUSANDS)
IMPSAT Argentina............................................   $47,534         $51,927
IMPSAT Colombia.............................................    28,095          30,106
IMPSAT Venezuela............................................     6,387          10,174
IMPSAT Ecuador..............................................     4,139           6,206
IMPSAT Mexico...............................................     1,645           1,572
IMPSAT Brazil...............................................       504           2,462
Mandic S.A..................................................       999           4,264
IMPSAT USA..................................................     4,348           4,449

     Our revenue growth for the first half of 1999 was attributable to a net increase in the number of customers and services we provided to them. Excluding customers of our Internet and fax store and forward services, we had a total of 1,579 customers at June 30, 1999, compared to 1,321 customers at June 30, 1998.

     The recessions in Argentina and Colombia and increased competition resulted in some of our customers canceling their contracts or reducing the services we provide to them. For example, our contract in Argentina with Banco Bansud S.A., one of Argentina's largest private commercial banks and one of IMPSAT Argentina's top ten customers in 1998, was terminated due to pricing competition in April 1999. We recorded $1.6 million in net revenues from this contract during 1998. In Colombia, our contracts with six customers within the Suramericana group were renegotiated during the first quarter of 1999. This renegotiation resulted in an approximately 24% decrease in our prices under these contracts. Our net revenues from these six companies totaled $2.0 million during 1998. The Suramericana group includes some of our largest customers in Colombia.

     In addition, revenue growth at IMPSAT Ecuador could decline during the remainder of 1999 due to the effects of the economic crisis there. Although IMPSAT Ecuador's revenues and revenue growth have not yet been adversely affected to date by the recession in Ecuador, we cannot predict the recession's effect on our results for the remainder of 1999.

     Revenues recorded by our Brazilian operations were negatively affected by the devaluation of the Brazilian real against the U.S. dollar. Although IMPSAT Brazil's expansion of its customer base (72 customers as of June 30, 1999 compared to 21 customers as of the same date in 1998) and operations continued, adverse economic conditions in Brazil, including the devaluation of the real against the U.S. dollar, caused IMPSAT Brazil's revenues in U.S. dollar terms to be lower than expected. The real was at R$1.21 = $1.00 on January 1, 1999 and R$1.79 = $1.00 on June 30, 1999.

     At June 30, 1999, we had more than 92,000 retail dial-up access Internet customers, compared to more than 77,000 at June 30, 1998. Mandic's net revenues from Internet services for the first half of 1999 totaled $4.0 million compared to $1.0 million in the first half of 1998. IMPSAT Argentina's net revenues from Internet services for the first half of 1999 totaled $4.3 million, an increase of $0.9 million compared to the first half of 1998. In August 1999, we signed an agreement to sell our retail Internet business in Argentina, Brazil and Colombia for approximately $21.5 million. See "Certain Relationships and Related Transactions -- El Sitio."

     Variable Cost of Services. Our variable cost of services for the six months ended June 30, 1999 totaled $20.3 million, an increase of $6.6 million (or 48.0%), compared to the same period in 1998. Of our total variable cost of services for the six months ending June 30, 1999, $11.6 million related to the operations of IMPSAT Argentina and $6.1 million related to the operations of IMPSAT Colombia. This compares to $8.5 million at IMPSAT Argentina and $4.1 million at IMPSAT Colombia for the six months ended June 30, 1998. Variable costs of services for Mandic and IMPSAT Brazil, both of which commenced operations towards the end of the second quarter of 1998, totaled $0.9 million and $0.8 million, respectively, for the six months ended June 30, 1999.

     Maintenance costs for our telecommunications network infrastructure totaled $6.1 million, compared to $4.6 million for the corresponding period in 1998, because we had more infrastructure.

     Installation costs totaled $4.5 million and $3.2 million for the corresponding period in 1998. Installation costs at IMPSAT Argentina totaled $2.7 million for the six months ended June 30, 1999 as compared to $1.9 million for the corresponding period in 1998. The increase in these costs was due in part to:

     - a higher number of de-installations of VSAT microstations due to customer cancellations and customer upgrades to SCPC technology

     - private telecommunications network installations completed in the first half of 1999 in connection with IMPSAT Argentina's contracts to provide private telecommunications network services to the Government of the Province of Buenos Aires and Banco de la Provincia de Buenos Aires

     Sales commissions paid to third-party sales representatives totaled $3.6 million compared to $3.2 million for the six months ended June 30, 1998. Most of these commissions related to customers of IMPSAT Argentina.

     In addition, royalties paid in connection with our licenses to governmental entities increased to $1.0 million from $0.6 million for the six months ended June 30, 1998. This increase was principally related to new telecommunications regulations in Colombia that broadened the base of IMPSAT Colombia's revenues upon which the royalties are levied.

     Salaries, Wages and Benefits. Salaries, wages and benefits totaled $22.2 million, an increase of $5.2 million (or 30.8%), from the first six months of 1998. The increase resulted primarily from:

     - an increase in the number of employees, from 874 employees at June 30, 1998 to 1,156 at June 30, 1999, particularly in connection with the commencement of operations at IMPSAT Brazil and Mandic and the development of the Broadband Network in Argentina and Brazil

     - increases in the salaries, wages and benefits of our personnel to match market rates for personnel with the expertise we require and increases in cost of living

     Salaries, wages and benefits for the first half of 1999 relating to the Broadband Network totaled $0.7 million. Salaries, wages and benefits for the six months ended June 30, 1999 paid with respect to IMPSAT Brazil and Mandic totaled $3.2 million.

     Leased Telecommunications Links Cost. Our leased telecommunication links expenses totaled $20.9 million, which represented an increase of $6.5 million (or 45.4%) from the corresponding period in 1998. We had approximately 882.1 MHz of leased satellite capacity at June 30, 1999 and 516.7 MHz at June 30, 1998.

     The expansion of our satellite capacity was primarily attributable to contractually scheduled increases in satellite capacity to match anticipated growth in customer demand. A portion of this increase was related to the growth in our SCPC services compared to our VSAT services. SCPC earth stations use larger amounts of satellite capacity than do VSAT microstations. However, we have not needed as much satellite capacity as we contracted for, due to adverse economic conditions in Latin America. As a result, our satellite capacity cost as a percentage of revenues has increased substantially from prior periods.

     In addition, to satisfy increasing customer demand for high bandwidth telecommunications links, during the first six months of 1999, we increased our leased dedicated capacity on third-party fiber optic networks in Argentina, spending $1.8 million compared to $0.4 million for the first half of 1998. Due to this need for greater bandwidth, we expect our leased telecommunication links expense to increase until we implement the Broadband Network. Leased fiber optic capacity in Argentina is quite expensive due to the very limited number of entities that currently have fiber optic networks.

     Selling, General and Administrative Expenses. We incurred SG&A expenses of $22.8 million for the six months ended June 30, 1999. Although they decreased as a percentage of net revenue, SG&A expenses increased $2.0 million (or 9.6%) from the six months ended June 30, 1998. SG&A expenses at IMPSAT Argentina totaled $9.6 million, a decrease of $1.7 million (or 15.1%) from SG&A expenses incurred by IMPSAT Argentina for the six months ended June 30, 1998.

     The increase in SG&A expenses reflects:

     - increased SG&A expenses incurred by our two newest subsidiaries, IMPSAT Brazil and Mandic, both of which commenced operations around the end of the second quarter of 1998. SG&A expenses incurred by IMPSAT Brazil totaled $2.4 million compared to $1.2 million in the corresponding period in 1998. Mandic's SG&A expenses totaled $1.1 million compared to $0.3 million in the corresponding period in 1998.

     - increased maintenance expenses for our various offices, which totaled $2.2 million, compared to $1.7 million for the corresponding period in 1998

     - legal and tax adviser fees, which totaled $3.5 million, compared to $3.3 million for the corresponding period in 1998

     The increased SG&A expenses reflect growth in our operations, including the development and implementation of the Broadband Network.

     We recorded a provision for doubtful accounts of $3.1 million compared to $4.2 million for the same period in 1998. During the second quarter of 1998, we changed our policy on provisioning for doubtful accounts receivable. Under the new, more conservative policy, we generally provision accounts receivable that are more than 180 days past due. Adopting this policy increased our accounts receivable provision in the first six months of 1998 by approximately $2.7 million. At June 30, 1999, excluding amounts owed by two large former customers that are the subject of litigation, approximately 11% of our gross trade accounts receivable were past due more than six months but less than one year and approximately 20% were past due more than one year. See "Business -- Legal Matters" for a description of these litigations.

     The recession in Argentina adversely affected the collection of our receivables during the first half of 1999. IMPSAT Argentina's average days outstanding for net trade receivables due increased from 62 days at June 30, 1998 to 97 days at June 30, 1999. Although the increased collection time has not been reflected in our provisions for doubtful accounts because most of these receivables are not yet 180 days past due, we cannot know whether it will be necessary to increase our provision for doubtful accounts in the future. We have recently increased efforts to collect past due receivables. During July 1999, IMPSAT Argentina collected approximately $12.7 million (or 19.4%) of total accounts receivable outstanding at the beginning of that month, compared to approximately $8.4 million (or 13.5%) during June 1999 and approximately $7.3 million or (12.6%) during May 1999.

     We have decided to change our provisioning policy to remove the discretion previously granted to the presidents of our operating subsidiaries to override the provisioning of amounts more than 180 days past due and to reserve 100% of our outstanding receivables due from BNA and ENCOTESA. The effect of this change, which we intend to record in the third quarter of 1999, will result in a charge of approximately $8.5 million. In addition, in light of a slowdown in the collection of receivables commencing in the second quarter of 1999, which we believe is due to economic difficulties experienced in our countries of operation, we have decided to add approximately $1.9 million to our allowance for doubtful accounts. This charge will be recorded in the third quarter of 1999.

     Depreciation and Amortization. Our depreciation and amortization expenses for the six months ended June 30, 1999 totaled $23.3 million, an increase of $6.7 million (or 40.3%) from the six months ended June 30, 1998. We expect these expenses to increase in future periods due to our build-out of the Broadband Network. In view of technological advances in our industry, we anticipate that we will change the depreciable life of some of our telecommunications equipment from 10 years to 5 years. The effect of this change, which will be approximately $50.0 million, will be recorded in the fourth quarter of 1999.

     Interest Expense, Net. Our net interest expense totaled $28.1 million. This consists of interest expense of $31.1 million and interest income of $3.0 million. Our net interest expense increased $10.9 million (or 63.5%) from net interest expense for the six months ended June 30, 1998.

     The increase in our net interest expense reflects higher average outstanding indebtedness in the first half of 1999 compared to the first half of 1998 as a result of our issuance in June 1998 of $225 million principal amount of 12 3/8% Senior Notes due 2008. For the first half of 1999, the average interest rate on our indebtedness was 12.0%, compared to an average interest rate of 12.5% for the first half of 1998. Our total indebtedness as of June 30, 1999 was $426.8 million, as compared to $464.7 million as of June 30, 1998. We anticipate that interest expense will increase in the future based on expected increased levels of borrowing associated with our development of the Broadband Network. See "-- Liquidity and Capital Resources."

     Net Loss on Foreign Exchange. We recorded a net loss on foreign exchange of $8.0 million, compared to $0.2 million for the corresponding period in 1998. The increase was principally caused by the devaluation of the Brazilian real against the U.S. dollar.

     Provision for Income Taxes. We recorded a benefit for income taxes (all of which are for foreign taxes) of $4.0 million compared to a provision for income taxes of $2.3 million for the corresponding period in 1998.

     Comprehensive Loss. We incurred a comprehensive loss of $41.1 million, an increase of $27.8 million, compared to a comprehensive loss of $13.3 million for the six months ended June 30, 1998. In addition to the items described in the preceding paragraphs, the principal reasons for the increase in our comprehensive loss as compared to prior periods related to:

     - accrued dividends of $6.8 million on our preferred stock, compared to $3.5 million during the first half of 1998

     - the foreign currency translation adjustment loss of $3.2 million for the first half of 1999 related to the effect of the devaluation of the real on the stated carrying value of IMPSAT Brazil's and Mandic's property, plant and equipment

     1998 COMPARED TO 1997

     Revenues. Revenues for 1998 totaled $208.1 million, compared to $161.1 million for 1997, representing a $47.0 million increase from revenues for 1997. The following table shows our revenues by operating subsidiary for 1998 and 1997:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                1997           1998
                                                              ---------      ---------
                                                                   (IN THOUSANDS)
IMPSAT Argentina............................................   $90,790        $98,145
IMPSAT Colombia.............................................    49,513         59,903
IMPSAT Venezuela............................................     8,607         14,865
IMPSAT Ecuador..............................................     5,716          9,817
IMPSAT Mexico...............................................     1,427          4,344
IMPSAT Brazil...............................................        --          3,646
Mandic......................................................        --          8,246
IMPSAT USA..................................................     5,018          9,123

     The increase in IMPSAT Argentina's revenues in 1998 was primarily attributable to increased revenues from Internet services, as described below.

     Excluding customers of our Internet and our fax store and forward services, we had a total of 1,467 customers at December 31, 1998, compared to 1,192 customers at December 31, 1997. During 1998, we commenced our operations in Brazil. At December 31, 1998, IMPSAT Brazil had a total of 48 customers, compared to 21 customers at the end of the second quarter of 1998.

     Our net revenues in 1998 increased principally from growth in services other than our VSAT based service offerings. For a description of our service offerings, see "Business -- Existing Network Infrastructure." Revenues from VSAT services during 1998 totaled $56.7 million, a decrease of $0.7 million (or 1.2%) from 1997. As a percentage of our net revenues, revenues from VSAT services declined to 27.3% for 1998 from 35.7% in 1997, reflecting downward pressure on the prices for our VSAT services. Revenues from Dataplus services for 1998 totaled $45.7 million, an increase of $8.1 million (or 21.6%) from 1997.

     In addition, our revenues from newer service offerings such as Internet and Minidat increased significantly during 1998. Internet service revenues totaled $21.1 million in 1998, as compared to $7.9 million for 1997. At December 31, 1998, we had in excess of 79,000 retail Internet customers and 252 corporate Internet customers, compared to 19,000 retail Internet customers and 45 corporate Internet customers at December 31, 1997. Mandic's net revenues from Internet services in 1998 (after our acquisition) totaled $8.3 million. IMPSAT Argentina's net revenues from Internet services in 1998 totaled $6.3 million, an increase of $1.8 million (or 41.4%), from 1997. Revenues from Minidat services for 1998 totaled $2.3 million compared to revenues of $17,000 in 1997. At December 31, 1998, we had installed 763 Minidat microstations compared to installations of 119 Minidat microstations at December 31, 1997.

     In 1998, competitive pressures, including lower pricing, resulted in relatively flat revenues from Argentina's non-value-added service offerings. IMPSAT Argentina's revenues from VSAT and Dataplus services for 1998 totaled $37.6 million and $23.5 million, respectively, an increase of $1.7 million (or 4.7%) and a decrease of $0.1 million (or 0.6%) from 1997.

     As part of net revenues, we recorded revenues of $4.7 million from certain equipment sales in 1998 and $3.1 million in 1997.

     Variable Cost of Services. Our variable cost of services totaled $36.4 million, an increase of $9.0 million (or 33.1%) from 1997. Of total variable cost of services for 1998, $17.9 million related to the operations of IMPSAT Argentina and $8.2 million related to IMPSAT Colombia (compared to $14.6 million at IMPSAT Argentina and $7.3 million at IMPSAT Colombia in 1997).

     In 1998, our maintenance costs totaled $10.3 million, an increase of $0.1 million from 1997.

     In 1998, our installation costs totaled $7.6 million compared to $4.7 million in 1997.

     Sales commissions paid to third party sales representatives totaled $6.8 million, compared to $5.7 million in 1997. Sales commissions increased in 1998 as a result of new private telecommunications network services contracts that we obtained in 1998 through the use of third-party sales representatives.

     In addition, we incurred costs of equipment sold of $3.7 million, compared to $3.1 million in 1997.

     Salaries, Wages and Benefits. Salaries, wages and benefits totaled $38.2 million, an increase of $9.1 million (or 31.2%), from 1997. We increased the salaries, wages and benefits of our personnel to match market rates and increases in cost of living. The increase also reflects the acquisitions during the second quarter of 1998 of IMPSAT Brazil and Mandic, which had 107 and 67 employees, respectively, at December 31, 1998. Salaries, wages and benefits paid with respect to IMPSAT Brazil and Mandic for 1998 totaled $3.6 million and $1.1 million, respectively. We maintained a total of 1,018 employees at December 31, 1998, compared to 748 employees at December 31, 1997. Of our total employees at December 31, 1998, 28 individuals were assigned to the Broadband Network. Salaries, wages and benefits for 1998 relating to the Broadband Network totaled $0.5 million.

     Leased Telecommunications Links Cost. Our satellite lease payments totaled $24.5 million, an increase of $5.3 million (or 27.4%), from 1997. IMPSAT Argentina's satellite lease payments totaled $10.6 million, an increase of $1.0 million (or 10.6%), from 1997. We had approximately 792.5 MHz of leased satellite capacity at December 31, 1998 and approximately 412.6 MHz at December 31, 1997. The expansion of our satellite capacity was primarily attributable to contractually scheduled increases in satellite capacity to match anticipated growth in the total number of Dataplus earth stations which, because of their greater transmission capacity and bandwidth requirements compared to VSAT, use larger amounts of satellite capacity.

     Selling, General and Administrative Expenses. We incurred SG&A expenses of $45.2 million, an increase of $11.8 million (or 35.5%) compared to 1997. This increase was principally due to the increase in our provision for doubtful accounts discussed below and SG&A expenses incurred by our two new subsidiaries, IMPSAT Brazil and Mandic.

     SG&A expenses at IMPSAT Argentina totaled $20.4 million, a decrease of $0.5 million (or 2.6%) compared to 1997. SG&A expenses at IMPSAT Brazil and Mandic for 1998 totaled $5.6 million and $2.2 million, respectively. We also incurred SG&A expenses of $1.9 million in 1998 in connection with the Broadband Network.

     On a company-wide basis, we recorded a provision for doubtful accounts of $5.3 million, compared to $3.3 million in 1997, as a result of payment arrears experienced by certain customers in Argentina, Colombia and Ecuador and our change in policy for provisioning doubtful accounts. Of this amount, IMPSAT Argentina recorded a provision for doubtful accounts of $3.5 million, in comparison to a provision of $2.7 million in 1997. For more information regarding this change, see "Risk Factors -- Our revenues will deteriorate if we cannot collect on our customer accounts."

     Our provision for doubtful accounts in 1998 included a provision of $0.6 million relating to amounts owed to IMPSAT Argentina by VideoCable Comunicaciones S.A. (also known as VCC) under a contract pursuant to which VCC had agreed to market IMPSAT Argentina's Internet access service to VCC's customers. The VCC agreement was terminated on July 2, 1998. In February 1999, we entered into an agreement with VCC for the payment by VCC of $1.0 million of the total $1.6 million amount outstanding under this terminated contract.

     Compared to 1997, the increase in our SG&A expenses also reflected a 141% increase in entertainment, advertising and promotion costs to $7.0 million compared to $2.9 million in 1997 relating to:

     - our expansion of operations into Brazil

     - promotion campaigns for our newer services, including Internet, Conexia (electronic HMO benefit verification) and Telecampus (video conference distance learning)

     - consultant fees relating to our exploration of a new public image

     - related travel and entertainment expenses

In addition, the increase in our SG&A expenses reflected increased expenses for legal, tax and consultancy advice ($7.1 million compared to $5.2 million for 1997) with respect to the financing and expansion of our operations, including the acquisitions of IMPSAT Brazil and Mandic and the development of plans for the Broadband Network.

     Depreciation and Amortization. Our depreciation and amortization expense totaled $36.9 million, representing an increase of $8.3 million (or 28.9%) compared to 1997.

     Interest Expense, Net. Our net interest expense totaled $44.7 million, consisting of interest expense of $49.4 million and interest income of $4.7 million. Net interest expense for 1998 increased $20.4 million (or 84.2%) from 1997. The increase in net interest expense was primarily attributable to our increased indebtedness, which increased from $220.1 million as of December 31, 1997 to $419.7 million as of December 31, 1998. This increased indebtedness related primarily to our 12 3/8% note offering in June 1998. The average interest rate on our indebtedness for 1998 was 14.0%, compared to 11.9% for 1997.

     Provision for Income Taxes. We recorded a provision for income taxes of $3.8 million, compared to $5.3 million for 1997. IMPSAT Argentina did not record a provision for income taxes in 1998, compared to $3.2 million for 1997. This reduction was attributable to carry-forward losses of Resis S.A., a wholly owned subsidiary of the company that was merged into IMPSAT Argentina in November 1998, that IMPSAT Argentina used to offset its income tax liability in 1998.

     Comprehensive Loss. We incurred a comprehensive loss of $34.5 million, an increase of $26.9 million, compared to 1997. The principal reasons for the increase were:

     - the increase in our provision for doubtful accounts

     - increased interest expense attributable to our increased indebtedness as a result of our 12 3/8% note offering

     - the incurrence of a comprehensive loss of $7.6 million by IMPSAT Brazil in 1998

     - the effect of accrued dividends of $10.0 million on the preferred stock during 1998

     1997 COMPARED TO 1996

     Revenues. Revenues for 1997 totaled $161.1 million compared to $128.4 million for 1996, representing an increase of $32.7 million (or 25.4%) from revenues in 1996. The following table shows our revenues by operating subsidiary for 1997 and 1996:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                               1996         1997
                                                              -------      -------
                                                                 (IN THOUSANDS)
IMPSAT Argentina............................................  $85,148      $90,790
IMPSAT Colombia.............................................   35,278       49,513
IMPSAT Venezuela............................................    4,496        8,607
IMPSAT Ecuador..............................................    2,802        5,716
IMPSAT Mexico...............................................      198        1,427
IMPSAT USA..................................................      471        5,018

     As part of its revenues during 1997, IMPSAT Argentina recorded revenues of $2.2 million from one-time equipment sales. The significant growth in IMPSAT USA's revenues during 1997 was principally due to short-term, non-recurring contracts entered into in 1997. Approximately 41% of IMPSAT USA's revenues for 1997 were derived from these short-term contracts.

     Variable Cost of Services. Our variable cost of services totaled $27.3 million, an increase of $5.8 million (or 27.2%) from 1996. Of our total variable cost of services for 1997, $14.6 million related to the operations of IMPSAT Argentina and $7.3 million related to the operations of IMPSAT Colombia. This compared to variable cost of services of $14.7 million at IMPSAT Argentina and $5.6 million at IMPSAT Colombia for 1996.

     Our maintenance costs totaled $12.5 million, representing a $4.0 million increase from 1996. This increase was primarily attributable to the increased level and amount of our telecommunications infrastructure in service as our operations grew and expanded over time.

     Maintenance costs for IMPSAT USA totaled $1.4 million, compared to $0.5 million in 1996. IMPSAT USA's maintenance costs for 1997 included fees paid to third-party carriers to terminate the last mile of certain private telecommunications network links provided by IMPSAT USA to some of its customers. Maintenance costs in 1997 for other subsidiaries included:

     - $5.8 million for IMPSAT Argentina, an increase of $1.3 million from 1996

     - $4.5 million for IMPSAT Colombia, an increase of $1.2 million from 1996

     Installation costs totaled $4.7 million compared to $2.2 million for 1996.

     Sales commissions paid to third-party sales representatives totaled $5.9 million, compared to $8.9 million in 1996. The overwhelming amount of these sales commissions were paid by IMPSAT Argentina, whose sales commissions totaled $5.2 million compared to $8.3 million in 1996. We incurred lower sales commissions for 1997 primarily because of the renegotiation of some of the agreements with third-party sales representatives for lower commissions. Commissions were also reduced as a result of the renegotiation of underlying contracts with customers, which resulted in reduced sales bases underlying contractually due commissions. For example, in the second quarter of 1997, the renegotiation and reduction of services provided by IMPSAT Argentina to BNA resulted in a reduction in the revenues from these services and a concomitant reduction in related sales commissions to the third-party sales representatives contracted with respect to these agreements.

     In addition, we incurred costs of equipment sold of $2.8 million. We did not incur any such costs during 1996. The cost of equipment sold during 1997 related to revenues recorded by IMPSAT Argentina and IMPSAT USA during the third quarter of 1997 of $2.2 million and $0.9 million, respectively, as a result of one-time equipment sales.

     Leased Telecommunications Links Cost. Our satellite lease payments totaled $19.2 million, an increase of $5.3 million from 1996, primarily attributable to an increase in the amount of capacity leased. We had approximately 253.0 MHz of leased satellite capacity as of December 31, 1996 and 412.6 MHz as of December 31, 1997.

     Salaries, Wages and Benefits. Salaries, wages and benefits totaled $29.1 million, an increase of $3.5 million (or 13.9%) from 1996. We increased the salaries, wages and benefits of our personnel to match market rates and increases in cost of living.

     IMPSAT Argentina incurred $15.8 million in salaries, wages and benefits costs, unchanged from 1996. In Colombia, salaries, wages and benefits costs totaled $6.3 million, an increase of $1.3 million from 1996. The appreciation of the Colombian peso against the U.S. dollar during 1997 resulted in an increase in U.S. dollar terms in salaries, wages and benefits paid to employees of IMPSAT Colombia during that period. Salaries, wages and benefits for our other subsidiaries increased by varying amounts totaling $2.4 million from 1996. At December 31, 1997, we had 683 employees compared to 650 employees at December 31, 1996.

     Selling, General and Administrative Expenses. We incurred SG&A expenses of $33.4 million, an increase of $10.3 million from 1996. This increase was primarily attributable to an increase in SG&A expenses incurred by IMPSAT Argentina and IMPSAT Colombia.

     SG&A expenses at IMPSAT Argentina totaled $20.9 million, an increase of $7.7 million from 1996. This increase was attributable in part to the creation of a $2.5 million provision for doubtful accounts relating to services invoiced to ENCOTESA. In addition, we increased our allowance for doubtful accounts from $2.8 million at December 31, 1996 to $5.9 million at December 31, 1997 as a result of payment arrears experienced by a number of customers in Argentina. Our policy during 1997 was to reserve 30% for accounts receivable in excess of 180 days but less than one year, and 100% for all accounts receivable in excess of 360 days. In 1997, we provisioned $1.2 million with respect to the IBM de Argentina receivable. As a percentage of total revenues, our provision for doubtful accounts increased from 1.9% of total revenues in 1996 to 3.5% of total revenues in 1997.

     The increase in SG&A expenses in 1997 was also attributable to legal and tax advice and other fees and expenses of $4.7 million, an increase of $1.1 million from 1996. These 1997 expenses were related to:

     - legal fees incurred in connection with the legal proceeding commenced against ENCOTESA described in "Business -- Legal Matters"

     - our ongoing financing activities

     - the conduct of preliminary feasibility assessments of the expansion of our operations into Brazil

     Depreciation and Amortization. Our depreciation and amortization expense totaled $28.6 million, representing an increase of $2.4 million (or 9.0%) from 1996. In 1997, we adopted an improved inventory control system which enhanced our ability to more accurately track and depreciate our equipment in service.

     Interest Expense, Net. Our net interest expense totaled $24.3 million, consisting of interest expense of $25.5 million and interest income of $1.3 million. Net interest expense increased $1.1 million (or 4.7%), from 1996. This increase reflected primarily our increased indebtedness, which increased from $199.1 million at December 31, 1996 to $220.1 million at December 31, 1997. The average interest rate on our indebtedness was 11.9%, compared to 15.4% for 1996.

     Provision for Income Taxes. We recorded a provision for income taxes of $5.3 million, compared to $3.5 million for 1996.

     - IMPSAT Argentina recorded a provision for income taxes for $3.2 million, compared to $4.0 million in 1996

     - IMPSAT Colombia recorded a provision for income taxes of $1.8 million, compared to $1.5 million for 1996

     - IMPSAT Venezuela recorded a provision for income taxes of $0.8 million, compared to a credit of $1.7 million in 1996

     Comprehensive Loss. We incurred a comprehensive loss of $7.6 million, a decrease of $0.9 million (or 10.5%), from $8.5 million in 1996. IMPSAT Argentina recorded a net loss of $3.2 million, compared to a net loss of $0.9 million for 1996. IMPSAT Colombia recorded net income of $8.4 million, an increase of $6.2 million compared to IMPSAT Colombia's net income for 1996.

LIQUIDITY AND CAPITAL RESOURCES

     We will continue to make significant capital expenditures in the next several years in connection with the Broadband Network, the further development of our operations in Brazil and new customer accounts (for which we install our equipment on customer premises). We also have substantial interest expense. We intend to meet our capital requirements during the remainder of 1999 from:

     - unused proceeds from our 12 3/8% note offering in 1998

     - proceeds of our $125 million equity private placement to British Telecommunications in April 1999

     We anticipate that we will require approximately $115 million for capital expenditures related to our existing telecommunications business (including amounts spent to date) during the second half of 1999 through the end of 2000, and significant amounts thereafter.

     Our budget further contemplates that we will need approximately $320 million during the period from June 30, 1999 through the end of 2000 for capital expenditures related to the Broadband Network in Argentina and Brazil. The timing for this has not been finalized and will depend on the availability of adequate financing, among other factors. We are negotiating vendor financing commitments of up to approximately $300 million with Nortel. In addition, we are negotiating a vendor financing commitment of $16 million with Lucent Technologies S.A. Argentina as part of our agreement to purchase Lucent fiber optic cable for the long-haul portions of the Broadband Network in Argentina.

     We do not have any other commitments regarding financing for the Broadband Network. As a result, the further development of the Broadband Network will depend upon our ability to obtain additional financing. If we are unable to obtain additional financing, we will not be able to maintain our levels of growth and market position in any of the countries in which we operate, which could have a material adverse effect on the price of our common stock.

     In the six months ended June 30, 1999, our operating activities used $21.9 million compared with $18.3 million generated by operating activities during the six months ended June 30, 1998. This change is primarily attributable to an increase in our net loss and an increase in our other receivables and other non-current assets. Financing activities, principally our issuance of common stock to a subsidiary of British Telecommunications in April 1999, provided $126.6 million in net cash flow for the six months ended June 30, 1999, compared with $236.5 million for the six months ended June 30, 1998, principally related to our issuance of 12 3/8% notes in 1998. During the six months ended June 30, 1999, we used $40.0 million (net) for investing activities, compared to $64.6 million for the six months ended June 30, 1998. We had a cash balance of $151.5 million as of June 30, 1999.

     At June 30, 1999, we had leased satellite capacity with annual rental commitments of approximately $25 million through the year 2003. In addition, we had commitments to purchase telecommunications equipment amounting to approximately $10.6 million.

YEAR 2000

     The year 2000 problem refers to the failure of installed computerized systems and software products to recognize or accept four digit date entries. In this case, systems that have date-sensitive features might, for example, recognize a date using "00" as the year 1900 rather than the year 2000. This problem could cause malfunctions in certain computer systems, software and databases with respect to dates on or after January 1, 2000, unless corrected.

     Our equipment and operational systems are being reviewed and, where required, detailed plans have been, or are being, developed and implemented on a schedule intended to permit our computer systems and services to continue to function properly in the year 2000. Where necessary, these plans involve a combination of software modification, upgrades and replacement. Our year 2000 compliance program includes the following phases:

     - establishment of a task force, which includes our senior management, to address the year 2000 problem

     - inventory and review of operating equipment

     - circulation of questionnaires to our suppliers about equipment readiness

     - gathering of information from customers

     - implementation of required upgrades or replacements

     - testing of equipment in-house or at supplier site

     - development of appropriate contingency plans

     We have formed a senior management team consisting of a corporate vice president and a senior management representative from each of our operating subsidiaries. This team oversees our efforts to assess and resolve the year 2000 problem. Each operating subsidiary representative supervises a local team composed of consultants and full-time and temporary employees who are experts in, for example, engineering and information technology. Each local team is accountable directly to our senior management team, which in turn is accountable to our board of directors.

     We have completed our inventory and a review of the equipment and software we use to provide our services. Our inventory and review determined that although the year 2000 problem might affect certain technical monitoring, control and reporting functions of our information technology and non-information technology systems, in most cases the basic functionality of these systems should not be affected. We then developed plans for remediation and testing of all equipment found to be non-compliant. We have completed remediation and testing of approximately 95% of our information technology and non-information technology systems, including all our critical equipment and systems, and expect to complete testing and remediation by October 1999.

     To develop contingency plans with respect to the year 2000 problem, we are analyzing potential operational risks that could lead to the interruption of critical service functions and are formulating and installing preventive and remedial measures, such as alternative sources of power generation. We have completed several contingency plans and are in the process of developing further contingency plans for worst case scenarios dealing with the year 2000 problem. We expect to finalize all of our contingency plans after completing final testing of systems and software involved in our operations. Our contingency plans to date include procedures designed to mitigate the negative effects of possible failures of our own systems as well as those of our customers and/or suppliers.

     Ensuring that our equipment and operational systems are year 2000 compliant is expected to increase costs in 1999. To date, we have incurred approximately $2.1 million of costs related to the year 2000 problem. We estimate that the cost of remediation will total approximately $2.5 million, including amounts spent to date. We estimate that most of these costs will be incurred with respect to IMPSAT Argentina ($1.0 million) and IMPSAT Colombia ($1.0 million), our largest operating subsidiaries. Of these costs, we expect to spend approximately $0.4 million on system inventory and review. While these cost estimates are not definitive, management does not expect final costs to have a material adverse effect on our financial position, results of operations or cash flows.

     In addition, we face risks to the extent that the business systems or products of our suppliers, satellite providers, customers and others with whom we transact business are not year 2000 compliant. According to U.S. government reports, some countries in Latin America are at risk of potential year 2000-related disruptions, particularly in key sectors such as telecommunications. In providing our services, our systems are required to communicate electronically with customer-owned systems with respect to a variety of functions. Failure of our customers' systems to be year 2000 compliant, particularly satellite providers, could impair our ability to perform these functions. Furthermore, if any of our suppliers cannot provide us with products, services or systems that meet the year 2000 requirements, our operating results could be materially adversely affected. We have sent questionnaires to third parties, including suppliers, satellite service providers and customers, to inquire about their preparedness for the year 2000. To date, we have received responses to approximately 95% of these inquiries, including responses from all of our material suppliers, satellite service providers and customers. Each respondent indicated that its systems are or would be year 2000 compliant. We plan to follow up on the few third parties that have yet to respond.

     We cannot assure you that the systems of our customers and suppliers will be year 2000 compliant. We could be adversely affected by the year 2000 problem if our suppliers, customers and other businesses do not address this issue successfully. We are not yet able to estimate our costs of addressing the potential impact on our operations of year 2000 failures of our customers and suppliers. However, based on the review we have conducted, we do not expect that any of these costs will have a material adverse effect on our results of operations.

                               INDUSTRY OVERVIEW

GENERAL

     The telecommunications industry has recently been undergoing rapid change due to deregulation, the construction of additional high-bandwidth infrastructure, the growth of the Internet, the introduction and increasing adoption of other data intensive applications and the introduction of new technologies and competition. The worldwide telecommunications industry grew by 14.3% per annum from 1989 to 1997 and is projected to continue to grow at 12% to 18% through the year 2001.

     Deregulation and privatization of telecommunication services, and the associated onset of competition, have resulted in:

     - the broadening of telecommunications service offerings, including advanced and enhanced services (such as global voicemail, faxmail, electronic mail and Internet applications)

     - lower end-user prices

     These factors have contributed to the increase in worldwide telecommunications traffic and, specifically, to an even more rapid growth in data traffic. With our Broadband Network and existing customer relationships, we believe that we will be well positioned to take advantage of this rapid growth.

THE LATIN AMERICAN TELECOMMUNICATIONS MARKET OPPORTUNITY

     Latin America encompasses some of the largest potential telecommunications markets in the world. The Latin American markets in which we operate have a combined:

     - estimated population of 368 million people

     - average GDP per capita of over $4,700

     - estimated compounded annual growth in telephone lines of approximately 11% through 2002

     - expected compounded annual growth of telecommunications voice service minutes of 14% through 2002

     The table below sets forth population, GDP per capita, millions of minutes of outgoing telecommunications traffic (MiTT) and MiTT per capita for 1998 for the countries indicated:

                                  POPULATION                                    OUTGOING
COUNTRY OF OPERATION              (MILLIONS)      GDP/CAPITA   OUTGOING MITT   MITT/CAPITA
--------------------            ---------------   ----------   -------------   -----------
Argentina.....................        36.1          $9,476           223           6.2
Brazil........................       160.2           4,746           459           2.9
Colombia......................        40.9           2,227           136(1)        3.3
Ecuador.......................        12.2           1,615           N/A           N/A
Mexico........................        95.2           4,359         1,200          12.6
Venezuela.....................        23.7           4,401           159           6.7
                                     -----          ------         -----           ---
          Total/Average.......       368.3          $4,704         2,176           6.1
                                     =====          ------         =====           ---

------------

Source: Economist Intelligence Unit, Telegeography 1999.

(1) Traffic data for 1996.

DEREGULATION

     Latin American telecommunication markets are undergoing significant deregulation. The countries in Latin America that have or are beginning to deregulate have done so as their governments have recognized the need to introduce market competition. Along with many other countries, Argentina, Brazil, Chile, Colombia, Ecuador, Mexico, Peru and Venezuela have agreed under the World Trade Organization Agreement on Basic

Telecommunications Services to demonopolize their telecommunications industry within varying time frames that began in February 1998.

     Argentina's telecommunications sector was privatized in 1990 when Empresa Nacional de Telecomunicaciones, the then state-owned entity, was split into two regional monopolies. The Argentine government has scheduled demonopolization of the sector beginning in November 1999 and has granted several new licenses that will become operative starting at that time. We have been granted one of these licenses, which will become operative in November 2000. In Colombia, the government has awarded two long distance operating licenses to local companies, ending the monopoly of Colombia's PTO. Similarly, Venezuela has announced the scheduled demonopolization of its public telephone services by January 1, 2000.

     In July 1998, Brazil privatized its principal PTO, Telebras, and has since established an independent regulator to oversee its telecommunications industry. In Mexico, Telefonos de Mexico, S.A., de C.V., the former PTO known as Telmex, was privatized in 1990, and competitors have been allowed to enter the market and render long distance services since 1996. In addition, since January 1997, Telmex has been required to interconnect with the networks of competitors.

INCREASING AVAILABILITY AND DEMAND FOR BROADBAND SERVICES

     In the United States, data service revenues are expected to grow at a compounded annual rate of approximately 13% through 2002. In Latin America, growth in revenues derived from these services is expected to accelerate and achieve compounded annual growth of approximately 24% through 2002, assuming relative economic stability is maintained, due to the following factors:

     - Competition. As competitors enter the Latin American telecommunications markets, we expect them to provide an expanded range of telecommunications services at competitive prices. We believe that the ongoing deregulation of the Latin American telecommunications markets has led and will continue to lead to an increase in demand for the more sophisticated telecommunications services and solutions. We believe that while the incumbent providers in these markets have established customer bases, they have not traditionally concentrated on customer service, cost efficient operations, or using the most technologically advanced systems and equipment.

     - The globalization of corporations. As corporations in more developed markets expand into growth markets such as Latin America, we believe that the need for private network services and broadband capacity between and within the major cities in these markets will grow. In addition, as Latin American corporations develop into more global enterprises, we believe that their need for broadband connectivity will increase and their adoption of bandwidth intensive applications is likely to accelerate.

     - The ongoing development of technologically advanced telecommunications infrastructure. Historically, Latin American markets have been dependent upon the legacy telecommunications infrastructure of the incumbent operators which is not sufficiently robust to transmit large amounts of data traffic. Due to the poor transmission quality of regional telecommunications infrastructure, Latin American customers have been slower to adopt data intensive applications than similar customers in more developed markets such as the United States. We believe that the demand for high bandwidth and broadband services will increase as infrastructure improves and the use of data intensive applications becomes feasible and economical in more markets in Latin America.

     - Increasing worldwide use of the Internet. Technologies such as asynchronous digital subscriber line, or ADSL, are driving the adoption of the Internet and other data intensive applications in the United States. As Internet use increases, corporations are forced to accelerate their adoption of additional new technologies and applications thereby fueling incremental demand for broadband services. The Latin American Internet market is, according to industry sources, several years behind the market in the United States in terms of overall penetration of Internet access and Internet related services.

       Industry sources estimate that the penetration rate of web users in the United States was approximately 16% of the U.S. population in 1997 and is expected to increase to 40% of the population by 2001. The penetration rate of web users in Latin America varies across the region but was estimated on average to be 0.8% of the population of the Latin American markets in which we operate for 1997 and is forecast to reach approximately 4% by 2002. From 1993 to 1998, available data indicates that the number of Internet hosts based in the Latin American markets in which we operate increased from approximately 7,500 to over 340,000, representing a compounded annual growth rate in excess of 100%.

     The Latin American projections that we cite in this prospectus were published in the last half of 1998 and take into account the recessions in Latin America at that time. In contrast, the U.S. growth rates referred to occurred during an economic expansion. However, we believe that the historical trends in Internet growth in the U.S. market with respect to web users, the number of Internet host computers through which Internet protocol services are provided and backbone capabilities are broadly indicative of what can be expected to occur in Latin America. We further believe that growth rates for Internet use in Latin America will exceed those rates experienced in the United States over the last few years.

                                    BUSINESS

OVERVIEW

     We are a leading provider of private telecommunications network and Internet services in Latin America. We offer tailor-made, integrated data, voice and Internet solutions, with an increasing emphasis on broadband transmission, for national and multinational companies, financial institutions, governmental agencies and other business customers. We also offer Internet services to Internet service and content providers.

     We have operations in Argentina, Colombia, Venezuela, Ecuador, Mexico, Brazil and the United States and also provide our services in other countries in Latin America. We provide telecommunications and Internet services through our networks, which consist of owned fiber optic and wireless links, teleports, earth stations and leased fiber optic and satellite links. We own and operate 12 metropolitan area networks in some of the largest cities in Latin America, including Buenos Aires, Bogota, Caracas and Sao Paulo.

     We are building an extensive pan-Latin American broadband fiber optic network, which will allow us to enhance the services we presently provide and significantly increase our transmission speed and capacity. Our new network will consist of long-haul, high capacity fiber optic backbones and metropolitan area fiber optic and wireless links and will use advanced transmission technologies, including DWDM, ATM and IP. We already own and operate a long-haul, fiber optic network connecting the cities of Cali, Medellin and Bogota in Colombia over a 422 mile route. By November 2000, we expect to have built out our Broadband Network to connect major cities across Argentina and Brazil.

     IMPSAT Corporation was organized in 1994 as a Delaware holding company to combine the IMPSAT businesses in Argentina, Colombia and Venezuela. Our operations started in Argentina in 1990 under the name IMPSAT S.A. (IMPSAT Argentina). We own a 95.2% equity interest in IMPSAT Argentina. We began operations outside of Argentina with the establishment of IMPSAT Colombia in 1991 and the establishment of IMPSAT Venezuela in 1992. New operating subsidiaries were created in Ecuador (IMPSAT Ecuador) and Mexico (IMPSAT Mexico) in 1994, in the United States (IMPSAT USA) in 1995 and in Brazil (IMPSAT Brazil) in 1998.

OUR COMPETITIVE STRENGTHS

     We believe that we distinguish ourselves from our competitors through several competitive strengths, including:

     - STRONG PRESENCE IN HIGH GROWTH LATIN AMERICAN TELECOMMUNICATIONS
       MARKETS. We began operations in Argentina in 1990 and have since expanded into Colombia, Venezuela, Ecuador, Mexico and Brazil. These markets are characterized by emerging economies with less developed telecommunications infrastructure. We believe that experience and proven success with operating and growing a competitive telecommunications business in these deregulating markets allow us to better anticipate future market trends and the needs of our corporate and government clients. We also believe that we are well positioned to benefit from the forecasted growth in telecommunications needs in Latin America and from forecasted worldwide growth in broadband and broadband-related telecommunications services. In addition, we are one of the few competitive telecommunications companies that has successfully competed against the PTOs in Latin America.

     - ESTABLISHED AND GROWING BASE OF "BLUE CHIP" BUSINESS CUSTOMERS. Our early penetration of our core Latin American markets provides us with key competitive advantages that include industry knowledge and experience, name recognition and credibility with customers. As a result, we have established a blue chip customer base that includes numerous large, multinational corporations such as YPF, Citibank, Royal Dutch Shell, SmithKline Beecham, Siemens, American Express and HSBC, as well as large government entities such as BNA and the Government of the Province of Buenos Aires. This customer base has grown from 125 in 1992 to 1,467 in 1998. We intend to continue to grow with our customers as they expand into other Latin American countries and as they increase use of bandwidth-intensive services.

     - EARLY DEVELOPMENT OF OUR EXTENSIVE BROADBAND NETWORK. We possess almost all of the authorizations, rights-of-way, easements and governmental licenses and permits that we believe are necessary to construct the long-haul segments of the Broadband Network in Argentina and Brazil. We expect to be equally successful in obtaining these outstanding authorizations for our development of the remainder of the local rings and last mile segments of the Broadband Network. We believe that our competitors are likely to have difficulties in obtaining the rights-of-way, permits and licenses and other authorizations necessary to construct and operate similar networks in a timely and cost effective manner. We believe that this significant time-to-market advantage will enable us to quickly establish a leading role in the emerging Latin American market for bandwidth intensive data, voice and other transmission solutions.

     - ENDURING COMMITMENT TO SUPERIOR CUSTOMER SERVICE. We view our relationships with customers as long-term partnerships in which customer satisfaction is of paramount importance. For this reason, we apply an integrated approach to our sales, marketing and customer service functions. We provide customer service 24 hours a day, 365 days a year. We use customer service teams to develop and maintain long-term, cooperative relationships with our customers. These relationships provide us with an in-depth understanding of our customers' evolving telecommunications service requirements and levels of service satisfaction. As a result of this approach, we achieve high levels of customer satisfaction and are able to identify new revenue generating opportunities, customer telecommunications solution enhancements and product or service improvements previously overlooked or not adequately addressed by the client. We believe that our client service focus is rare when compared to many incumbent telecommunications service providers and that many customers choose us due to this consultative approach.

     - STRONG EQUITY SPONSORS, INCLUDING BRITISH TELECOMMUNICATIONS AND MORGAN STANLEY DEAN WITTER. In March 1998, the Morgan Stanley investors purchased 100% of our outstanding preferred stock, and, in April 1999, British Telecommunications invested in our common stock. The Morgan Stanley investors and British Telecommunications have each appointed two members to our board of directors. Immediately after this offering, the
       Morgan Stanley investors will own approximately           % and British
       Telecommunications will own approximately           % of our common
       stock. We believe that the ongoing sponsorship of these investors provides us with beneficial strategic guidance as we expand our market presence and become a publicly traded entity.

     We also believe that we have distinguished ourselves from our competitors through our proven historical operating performance. From 1992 to 1998:

     - our business customer base grew from 125 customers in two countries to 1,467 customers in seven countries

     - property, plant and equipment grew from $47.9 million to $330.7 million

     - total consolidated revenues grew from $20.5 million to $208.1 million

     - EBITDA grew from $7.9 million to $63.8 million

BUSINESS STRATEGY

     We intend to maintain and enhance our market leadership position by:

     - EXPANDING AND ENHANCING OUR SERVICE OFFERINGS THROUGH OUR BROADBAND NETWORK. We are developing and implementing new service offerings that include high-speed Internet access, intranet and extranet service, e-commerce and other high-bandwidth broadband telecommunications services. We also plan to take advantage of other revenue opportunities that we expect to continue to develop as a result of deregulation, including domestic long-distance and international switched voice telecommunications. We are building out the Broadband Network to assist us in these efforts by augmenting and complementing our facilities, thereby allowing us to provide our customers with a broader array of data intensive applications.

     - FOCUSING ON BUSINESS, GOVERNMENT, ISP AND TELECOMMUNICATIONS CARRIER CUSTOMERS IN LATIN AMERICA. We focus on large national and multinational corporate and government end users, for whom reliable data transmission is vital. We believe that our superior network quality, often unavailable from the PTOs and our other competitors, is especially attractive to customers such as these with sophisticated telecommunications needs. We also believe that our greater broadband capacity and enhanced geographic coverage following the build-out of our Broadband Network will be highly attractive to this customer base.

     - INCREASING OUR MARKET SHARE BY CAPITALIZING ON OUR PAN-LATIN AMERICAN PRESENCE, ONE-STOP SHOPPING CAPABILITY, OPERATING EXPERIENCE AND REGIONAL REPUTATION. We seek to leverage our existing customer base, established regional presence, advanced infrastructure and market knowledge to expand our operations and service offerings in Latin America. We believe that our ability to offer one-stop shopping in Latin America is a key competitive advantage. In addition, many of the large national and multinational corporations doing business in Latin America demand comprehensive telecommunications solutions and increasing amounts of bandwidth. We believe that their needs will continue to grow and that our established relationships and reputation with these customers will allow us to capture an increasing share of their incremental business. Additionally, we believe that we are one of the few telecommunications service providers in Latin America that can provide the breadth of services that we provide on a multinational basis. As an example, we provide services in multiple countries to several of our multinational customers such as Royal Dutch Shell (Argentina, Colombia and Brazil) and Reuters (Argentina, Colombia, Ecuador and Venezuela).

THE BROADBAND NETWORK

     General. The Latin American markets in which we operate are expected to experience compounded annual telecommunications and data services revenue growth of approximately 14% and 24%, respectively, from 1998 through 2002. We believe that this forecasted growth, coupled with continued deregulation in Latin America, will fuel demand for additional broadband capacity. To take advantage of this demand, we are constructing the Broadband Network, which will enable us to provide high capacity, high speed telecommunications services across Latin America. Our Broadband Network will consist of:

     - long-haul, high capacity fiber optic backbones linking major cities in Latin America

     - fiber optic local rings and wireless access points within major cities in Latin America, including Buenos Aires, Sao Paulo, Rio de Janeiro, Bogota and Caracas

     - capacity on undersea cable systems to provide connections between major Latin American cities, as well as global telecommunications connectivity and Internet access

     We believe that our Broadband Network will enable us to:

     - cost-effectively offer more bandwidth-intensive services in the near future, including intranet and extranet services

     - substantially reduce our costs for leased telecommunications links as a percentage of our net revenues

     - create a high capacity, pan-Latin American Internet backbone

     - offer Latin American companies more efficient access to the U.S. Internet backbone

     - continue to provide consistent, high quality service by keeping our customer traffic on our networks

     When fully developed and implemented, our Latin American "information highway" will provide a proprietary fiber optic link among the major cities in the Latin American countries that we serve, thereby complementing our existing fiber optic, satellite and wireless networks. Upon completion, we expect that our Broadband Network will have the capacity to transmit up to 5.7 terabits per second.

     Coverage. By November 2000, we expect the Broadband Network will connect the principal cities in Argentina and Brazil using fiber optic cable links complemented by our existing satellite-based networks in Argentina and Brazil. The Broadband Network will include extensive civil infrastructure in Argentina and Brazil, including:

     - six ducts along a 1,050 mile route for the long-haul network in Argentina, linking the cities of Buenos Aires, Rosario, Santa Fe, Cordoba, San Luis and Mendoza, with one of these ducts containing a 36 pair, non-zero dispersion fiber, or NZDF, cable (this augments our existing fiber optic link between the cities of Buenos Aires and La Plata)

     - three ducts along a 1,000 mile route for the long-haul network in Brazil, linking the cities of Curitiba, Sao Paulo, Belo Horizonte and Rio de Janeiro, with one of these ducts containing a 36 pair, NZDF cable

     - approximately 70 route miles of fiber optic metropolitan area backbone and local rings, as well as 2,904 square kilometers of wireless coverage, across Buenos Aires, Rosario, Cordoba, La Plata and Mendoza in Argentina

     - approximately 150 route miles of fiber optic metropolitan area backbone and local rings, as well as 3,294 square kilometers of wireless coverage, across Sao Paulo, Rio de Janeiro, Belo Horizonte and Curitiba in Brazil

     - eight major telehouses (each consisting of infrastructure and equipment that form a distribution station within the network) in Buenos Aires, Rosario, Cordoba and Mendoza in Argentina and Sao Paulo, Rio de Janeiro, Curitiba and Belo Horizonte in Brazil

     In addition to the Broadband Network in Argentina and Brazil, we will acquire the right to use a duct on the Trans-Andean Crossing System between Mendoza, Argentina and Valparaiso, Chile as part of our agreements with Global Crossing. We already own and operate a long-haul fiber optic network connecting the cities of Cali, Medellin and Bogota in Colombia over a 422 mile route.

                     [GRAPHIC OF THE NETWORK CONFIGURATION]

     Nortel Agreements. Nortel has agreed to design and construct the segments of the Broadband Network in Argentina and Brazil for approximately $265 million. On September 6, 1999, we executed two turnkey agreements with Nortel to develop:

     - long-haul, high capacity fiber optic backbones linking major cities in Argentina and Brazil

     - fiber optic and wireless radio local rings and access points within major cities in Argentina and Brazil

     - connections in Argentina and Brazil that will integrate our networks with other providers' facilities, including submarine cable systems, and provide us with access to global telecommunications links

     Nortel will provide, as part of the turnkey agreements:

     - required equipment and components

     - civil infrastructure design and engineering

     - civil works supervision

     - network infrastructure and configuration planning and engineering

     - formulation of network quality and performance specifications

     - compilation of network testing procedures and protocols

     - preparation of network maintenance and operations plans and procedures

     We are negotiating agreements with Nortel to finance this project.

     Global Crossing Agreements. On July 27, 1999, we entered into an agreement with Global Crossing that contemplates our entering into a series of definitive agreements.

     As part of these arrangements, we will purchase from Global Crossing indefeasible rights of use of capacity valued at not less than $46 million on any of Global Crossing's fiber optic cable networks worldwide. These rights should enable us to interconnect our networks in Argentina and Brazil and give us global international access.

     On September 22, 1999, we entered into a definitive agreement with Global Crossing to construct the terrestrial portion of Global Crossing's South American network between Las Toninas, Argentina on the Atlantic Ocean and Valparaiso, Chile on the Pacific Ocean (we call this the Trans-Andean Crossing System). We commenced construction of the Trans-Andean Crossing System in September 1999. Global Crossing will pay us approximately $64 million for our turnkey construction of the Trans-Andean Crossing System, which includes our:

     - construction of three ducts and related facilities over 230 route miles between Las Toninas and Buenos Aires, Argentina and over 290 route miles between Mendoza, Argentina and Valparaiso, Chile

     - licensing to Global Crossing of one duct on our Broadband Network between the cities of Buenos Aires and Mendoza in Argentina

     In addition to the Trans-Andean Crossing System, we will:

     - construct fiber optic terrestrial backhauls that will connect Global Crossing's submarine cable landing points in Brazil, Colombia, Peru and Venezuela to major cities in these countries

     - sell co-location space in our telehouses in Rio de Janeiro and Sao Paulo, Brazil; Bogota, Colombia; Lima, Peru; and Caracas, Venezuela

     Our telehouses will contain switching, routing and other network co-location equipment owned by us or lessees of space in our telehouses. We will lease space in our telehouses in Buenos Aires, Argentina and Santiago, Chile to Global Crossing for its network operations. We also expect to enter into agreements with Global Crossing providing for our maintenance of Global Crossing's Trans-Andean Crossing System.

     Technology. The Broadband Network will employ advanced technology, including:

     - Dense wavelength division multiplexing, which allows a pair of fiber optic strands to carry simultaneously multiple signals of different wavelengths. This dramatically increases the capacity of each fiber strand. For example, this technology will enable the long-haul backbones of the Broadband Network to carry up to 16 channels at 10 Gbps per pair of fiber strands.

     - High capacity wireless links, which enable point-to-point speeds ranging from 2 Mbps to 155 Mbps and point-to-multipoint speeds ranging from 64 kbps to 4 Mbps using local multipoint distribution services (LMDS) technology. These links will connect customers that are outside the fiber optic rings or in low-density metropolitan areas along the Broadband Network.

     - Internet protocol technologies, which will enable us to offer Internet, intranet, extranet and voice services and virtual private data networks.

     - Asynchronous Transfer Mode technology, which will allow us to provide low latency switching services and support for multiple telecommunications protocols, including traditional time division multiplexing (TDM), frame relay and Internet protocol.

THE IMPSAT SOLUTION

     Our comprehensive telecommunications solutions consist of any combination of our service offerings and will consist of services which we intend to offer following the completion of the Broadband Network in

Argentina and Brazil. We classify these service offerings into five categories: network services, Internet services, carrier's carrier services, telephony services and other services.

     Network Services. We offer our customers a broad range of end-to-end network service combinations for their point-to-point and point-to-multipoint telecommunications needs, ranging from simple connectivity to customized private network solutions. We will offer our network services over our existing and planned networks, which are comprised of metropolitan area fiber optic rings and wireless networks, fiber optic and satellite links.

     - Connectivity Services. Our customers can purchase leased lines, frame relay services, ATM services and Internet protocol digital connection services to support their specific transmission requirements. Leased lines are typically purchased by customers that constantly transmit large amounts of voice, data and video traffic. Frame relay and ATM services are typically purchased by customers requiring reliable and rapid transmission of variable amounts of voice, data and video traffic. We typically offer our leased line connectivity service from 64 Kbps to 2 Mbps, and we intend to expand this offering to 155 Mbps of capacity. Our frame relay services are typically offered from 64 Kbps to 2 Mbps and we intend to offer our ATM services from 2 Mbps to 155 Mbps. In addition, we offer digital connections using Internet protocol with interfaces of 10 Mbps to 100 Mbps as one of our options for local data network solutions.

     - Private Network Services. For customers that require significant bandwidth and reliable data transmission between a number of sites, we offer customized private networks that consist of various components of our networks. We also provide them with a variety of other services including network management services, trouble shooting reports, quality control and value-added services. Our consultative sales process ensures that each private network is designed to meet the evolving specific business and systems requirements of each customer. We also offer services such as video conferencing and remote learning as part of our private network services.

     Internet Services. We have offered Internet access services to corporate and ISP customers since 1996. These services are offered through our satellite connections and U.S.-based point of presence that link us to the U.S. Internet backbone through MCI WorldCom, Sprint Corporation, Intermedia Corporation and UUNet. In the year 2000, we intend to link our Latin American Internet backbone, as part of the Broadband Network, to the U.S. Internet through our fiber optic links with Global Crossing. We offer both wholesale and corporate Internet services:

     - Wholesale Internet Services. We provide a complete Internet service for ISPs, including managed line provisioning for domestic and international backbone connectivity between points of presence, access to our co-location sites and server services (e-mail and hosting services), telephone lines associated with the pool of modems, roaming, as well as the use of our network operation and help desk services.

     - Corporate Internet Services. As part of their total telecommunications solution, we currently provide our corporate customers with Internet access services including line provisioning, equipment provisioning and installation, primary and secondary domain registration and maintenance and technical support.

     Carrier's Carrier Services. In the year 2000, we intend to offer dark fiber capacity, "lit" fiber capacity and duct capacity to ISPs and telecommunications carriers. Our fiber optic cable will provide customers with reliable, broadband connectivity between and among our metropolitan area networks at high speeds. Customers that choose to purchase "lit" capacity will be able to purchase an initial amount of capacity (typically 45 Mbps) and increase that capacity on demand. We also plan to offer co-location services including the rental of secure space, equipment provisioning and operation and maintenance services.

     Telephony Services. Following the completion of our Broadband Network in Argentina and Brazil, we intend to offer domestic and international long distance services to corporate customers and resellers. We plan to extend our offering to include private branch exchange (PBX) and centrex connections, toll free services and calling card services for our corporate customers. We expect to provide these services over traditional time division multiplexing and Internet protocol platforms. We have a license to provide these services in Argentina starting in November 2000 and expect to provide these services in Brazil in 2004.

       Other Services. We offer information technology solutions and transactional services designed to facilitate our customer's e-business and e-commerce needs and optimize our customers' business processes.

     - Information Technology Solutions. As part of our end-to-end solutions, we also offer a variety of information technology services, including the design, installation and integration of intranets, extranets and virtual private data networks, through which our customers can conduct business in a secure environment as well as integrate these new systems with their legacy telecommunications systems. In addition, we offer an outsourcing solution for customers that do not have the technical personnel or choose not to operate, manage and maintain their telecommunications systems and networks.

     - Transactional Services. Our transactional services are designed to facilitate the e-commerce and e-business initiatives of our customers. For example, we provide our Conexia service to customers in the healthcare sector for HMO membership verification, and we intend to expand our service to interconnect healthcare service providers (such as doctors, pharmacies, hospitals) to allow online prescription authorization for patients. We intend to provide additional business-to-business e-commerce solutions, primarily to retail businesses and financial institutions that conduct high volumes of transactions with their suppliers and business customers and increasingly want to establish on-line transaction capabilities.

EXISTING NETWORK INFRASTRUCTURE

     Our existing networks are comprised of satellite, fiber optic cable and wireless links. We are building our Broadband Network to augment and complement these existing networks by expanding and enhancing the services we presently provide. The following describes the components of our existing networks:

     VSAT. We are a pioneer in Latin America in the use of a shared hub. We operate one of the largest shared hub VSAT networks in Latin America as measured by the number of microstations installed. The use of a shared hub earth station, whereby many different customers share a central teleport operated by us, allows us to reduce the cost of telecommunications services to our customers, which expands our addressable market to smaller and medium-sized businesses. Typical VSAT network architecture has several VSAT microstations linked to each other by a teleport and then linked to terrestrially connected sites by one or more local Teledatos networks. Each remote VSAT location has a relatively small antenna (typically ranging from 1.2 to 2.4 meters in diameter) and uses time division multiple access technology, which enhances the use of satellite capacity by enabling multiple VSATs to share a single satellite channel. Our VSAT architecture is integrated into our customer's network, in part through protocol emulation technology that provides support for various data network protocols, including ATM and frame relay. At June 30, 1999, we had 4,052 VSAT microstations installed in Latin America.

     We also provide a lower cost VSAT-based service offering under the Minidat brand name. Our Minidat services use ultra small aperture terminals, which tend to be about half the size of VSATs. We established Minidat services to meet the data transmission requirements of customers operating point of sales systems, automated teller machines, lottery ticket sales, reservation systems, and wholesales and inventory control and management systems. At June 30, 1999, we had a total of 916 Minidat microstations installed.

     Single Channel Per Carrier. SCPC uses a multiplexer to transmit either through several channels bundled into one terminal or through a single channel that can be used by a number of different terminals (such as data, facsimile or video). In addition, an SCPC earth station (which has a larger and more powerful satellite dish than that of the VSAT) can communicate via satellite to another SCPC earth station or to a teleport, where the transmission can be integrated with the Teledatos and VSAT networks. SCPC also offers greater transmission capacity than do VSATs because SCPC uses dedicated satellite links. We provide these services domestically under the Dataplus brand name and internationally under the Interplus brand name. At June 30, 1999, we had a total of 1,168 earth stations installed.

     Our major suppliers of SCPC technology include Prodelin Corp., Codan, SSE Technologies Inc. and Radyne ComStream. Our other equipment suppliers include Newbridge Networks, Cisco Systems, Inc. and General DataComm, Inc. for time division multiplexers; ACT Networks Inc. for frame relay multiplexers; Harris Corporation and Digital Microwave Corporation for radiolink systems; and Ascend Communications and Alcatel Data Networks for packet switches. We also employ local companies in each location where we operate for installation and groundwork services.

     Teleports. A teleport has a relatively large antenna (typically ranging from 3.8 to 11 meters in diameter) as well as sophisticated radio frequency and network management equipment. Teleports serve as command centers for VSAT networks in the host country and are linked to our SCPC installations and metropolitan area networks. Each teleport contains a radio microwave tower to transmit and receive transmissions to and from nearby customer locations which are not connected to our existing metropolitan area networks. We own and operate teleports in Buenos Aires, Argentina; Sao Paulo, Brazil; Bogota, Colombia; Caracas, Venezuela; Quito, Ecuador; Mexico City, Mexico; and Florida, United States. In addition to the teleport in Fort Lauderdale, Florida, which commenced operations in January 1999, IMPSAT USA operates leased teleport facilities in New Jersey.

     Regional Teleports. Regional teleports are smaller SCPC-based earth stations that have antennas ranging from 3.8 to 4.5 meters in diameter. Regional teleports enable us to extend our network to smaller metropolitan area networks outside a country's capital via satellite to the teleport in that country. Customers are connected to a regional teleport through one of our metropolitan area networks, or by wireless or satellite links. We own and operate regional teleports in Mendoza, Cordoba, Rosario, Tucuman, Mar del Plata, La Plata and Neuquen in Argentina; Medellin, Cali and Barranquilla in Colombia; Guayaquil, Ecuador; and Curitiba, Brazil.

     Metropolitan Area Networks. Our fiber optic and/or wireless metropolitan area networks provide last mile terrestrial fiber optic and wireless links among and between points in a metropolitan area and also with other points outside the metropolitan area network by means of satellite and planned fiber optic connections. Ground-based wireless systems transmit signals in the form of radio waves from an antenna on top of a building or a transmission tower and are suitable for use in local transmission because the reach of the transmission signal typically is limited to one discrete area. While the primary use of the metropolitan area networks is for interconnection with our teleports and regional teleports, we have customers that only use the metropolitan area networks locally and that are not users of the extended satellite and planned fiber optic telecommunication system. We provide these services under the Teledatos brand name. The following diagram illustrates the configuration of the existing and planned metropolitan area network in Buenos Aires, Argentina:

     Our first metropolitan area network was established in Buenos Aires, Argentina in 1990. Other metropolitan area networks now exist in Cordoba, Mendoza, Rosario, Mar del Plata and Tucuman, Argentina; Bogota, Medellin and Cali, Colombia; Caracas, Venezuela; and Curitiba and Sao Paulo, Brazil. Our metropolitan area networks may consist of leased capacity on existing fiber optic networks owned and maintained by a local PTO (as is the case in Bogota) or we may design, engineer and manage the installation of our own fiber optic and radio wireless network (as is the case in Buenos Aires). We charge a monthly fee for each connection to the Teledatos network and for the number of connections to the teleport. At June 30, 1999, there were a total of 7,283 connections in service and 51 route fiber miles installed in our owned metropolitan area networks. In addition, we manage and operate a fiber optic network covering 220 route miles in Bogota, Colombia, pursuant to a joint venture with Empresa de Telecomunicaciones de Santafe de Bogota, the Colombian PTO that provides local telephone service in the Bogota region.

     In connection with the build-out of the Broadband Network, we will expand our current metropolitan area networks in Argentina using high speed fiber optic and wireless links and will construct additional metropolitan area networks in other major cities in Brazil, which will feature high speed fiber optic and wireless links.

     Unidirectional Teleport-to-VSAT Network. A unidirectional network typically consists of the teleport and numerous receive-only, remote VSAT terminals. We market this service under the Difusat brand name. The source of the information to be broadcast is generally connected to the teleport through a Teledatos network. The teleport transmits the information to the VSAT receptors via satellite. At June 30, 1999, we had installed 378 unidirectional microstations for use in our Difusat service.

     Undersea Fiber Optic Capacity. We are a member of the Americas-1 and Columbus-II undersea fiber optic cable consortia, and have purchased an initial total capacity of 2 Mbps on each system for use in our Interplus service. Americas-1, which commenced commercial operation in December 1994, is a 4,960 mile fiber optic cable system connecting Vero Beach, Florida with the U.S. Virgin Islands, Trinidad, Brazil and Venezuela. Columbus-II, which commenced service in mid-1994 and is owned by 56 telecommunications administrations in 40 countries, links Mexico, the United States, the U.S. Virgin Islands, Spain, Portugal and Italy with about 7,440 miles of fiber optic cable.

     As part of the Broadband Network, we intend to secure additional submarine network capacity linking our metropolitan area networks to points internationally. Our agreement with Global Crossing provides, among other things, for our purchase of indefeasible rights of use of capacity valued at not less than $46 million on any of Global Crossing's undersea digital fiber optic cable systems (and associated terrestrial capacity) worldwide, including Global Crossing's South American network. Global Crossing's South American network, which is currently under development, is an 18,000 km undersea and terrestrial fiber optic network that will encircle that continent. We have agreed to construct the terrestrial portion of the South American network pursuant to a turnkey construction agreement, the definitive terms of which we are currently negotiating with Global Crossing.

     While undersea capacity to Latin America is scarce at this time, a number of cables are being developed to satisfy the increasing demand for broadband capacity. In addition to Global Crossing, we have reserved up to 18 Mbps, 4 Mbps and 24 Mbps of capacity on the Americas-II, Pan American and Arcos I undersea fiber optic cable networks, respectively. The Americas-II submarine cable, which is under development, will connect St. Croix, Puerto Rico, Curacao, Venezuela and Brazil. Pan American began operations in mid-February 1999 and runs between the U.S. Virgin Islands, Aruba, Venezuela, Colombia, Panama, Ecuador, Peru and Chile. Arcos I, an 8,000 km cable system under construction with a planned second quarter 2000 completion date, is expected to connect the United States with numerous Caribbean and Latin American nations.

     Satellites. Our satellite transmissions use both C-band (4-7 GHz) and Ku-band (10-18 GHz) frequencies. As of June 30, 1999, we had a total available leased capacity of 882.1 MHz, 753.7 MHz of which we are using in the following manner:

     - a total of 389.0 MHz of leased capacity on five Intelsat satellites, various amounts of which are scheduled to expire between August 1999 and April 2008 (our satellite capacity on the Intelsat satellites is leased both directly by our operating subsidiaries and through subleases with Intelsat participants, such as Argentina's Comision Nacional de Comunicaciones)

     - satellite capacity on the New Sky Satellite 806 satellite for 40.0 MHz, which expires in 2008

     - 72.0 MHz of capacity on Brasilsat, which expires in 2002

     - 98.2 MHz of capacity on Nahuelsat's Nahuel-1 satellite, which expires in January 2002

     - 76.7 MHz of capacity on PanAmSat's PAS-1 satellite until the end of the useful life of the satellite (estimated to be December 31, 2001)

     - 72.2 MHz of capacity on PanAmSat's PAS-5 satellite, which expires at the end of 2003

     - 5.6 MHz of capacity on Mexico's Solidaridad-II satellite, which expires in January 2002

     Our lease payments for satellite capacity totaled approximately $24.5 million in 1998 and $16.4 million during the first six months of 1999.

     We will contract for additional leased satellite capacity as business requires. A portion of our satellite capacity is leased by our wholly owned subsidiary, International Satellite Capacity Holding, NG. This subsidiary's principal function is to lease private satellite capacity from satellite carriers and then sublease this capacity at market rates to our operating subsidiaries. We believe that this method of centralizing our leasing of satellite capacity provides us with better terms.

CUSTOMERS

     Overview. We have grown rapidly since the commencement of our operations in 1990. Our customer base has increased from 125 corporate customers in two countries at December 31, 1992 to 1,579 corporate customers in seven countries at June 30, 1999. Larger entities, which often have significant needs for reliable, cost-effective data transmissions and other telecommunications services, were the first to use our customized telecommunications services. As a result, a significant portion of our revenues has been derived from our largest customers. In addition, because of our relatively short operating history outside of Argentina and

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

Colombia, a significant number of our customers, including our largest customers, are located in those two countries.

     Our customers consist of major governmental agencies, financial institutions and leading national and multinational corporations and private sector companies, including YPF, Royal Dutch Shell, Banco de Galicia y Buenos Aires, Siemens and Reuters. Our ten largest customers accounted for approximately 17.3% of our revenues in 1998 and approximately 18.1% in 1997.

     Our ten largest customers as of December 31, 1998 were:

     - the Government of the Province of Buenos Aires

     - BNA, a state-owned bank and the largest bank in Argentina, with over 500 branches throughout Argentina

     - Banco de Galicia y Buenos Aires, a private bank with more than 180 branches in Argentina

     - YPF, an integrated oil company that is one of the largest companies in Argentina

     - BanColombia S.A., a private bank headquartered in Bogota, Colombia and the largest commercial bank in Colombia

     - Integrated Services International, a telecommunications services company based in the United States

     - Perez Companc S.A., an Argentine energy conglomerate

     - SECAB, the administrator of government funds for Colombia's National Learning Service

     - The Mercer Management Group, Inc., a management consulting firm based in the United States

     - Concasa, one of Colombia's largest savings and loan corporations

     The following table shows our customer concentration by country as of the dates indicated. Totals presented do not include customers from our Internet and fax, store and forward services.

                                        AS OF DECEMBER 31,                AS OF JUNE 30,
                                   -----------------------------   -----------------------------
COUNTRY                                1997            1998            1998            1999
-------                            -------------   -------------   -------------   -------------
                                           (NUMBER OF CUSTOMERS AND PERCENTAGE OF TOTAL)
Argentina........................    439    36.8%    490    33.4%    468    35.4%    580    36.7%
Colombia.........................    524    44.0     602    41.0     567    42.9     556    35.2
Venezuela........................    102     8.5     140     9.5     114     8.6     165    10.5
Ecuador..........................     96     8.1     134     9.1     109     8.3     142     9.0
Mexico...........................     16     1.3      28     1.9      27     2.0      29     1.8
USA..............................     15     1.3      25     1.7      15     1.1      35     2.2
Brazil...........................     --      --      48     3.3      21     1.6      72     4.6
                                   -----   -----   -----   -----   -----   -----   -----   -----
          Total..................  1,192   100.0%  1,467   100.0%  1,321   100.0%  1,579   100.0%
                                   =====   =====   =====   =====   =====   =====   =====   =====

     Customer Contracts. Our contracts with our customers typically range in duration from six months to five years and contracts with our private telecommunications network customers are generally for three years. Contracts generally may be terminated by the customer without penalty. The private telecommunications network customers generally pay a one-time installation fee and a fixed, monthly fee. We believe that as we commercialize our Broadband Network, we will develop a more flexible pricing structure, using both a usage-based billing and fixed fee-based billing model.

     Our contracts generally provide for payment in U.S. dollars or for payment in local currency linked to the exchange rate at the time of invoicing between the local currency and the U.S. dollar. The revenues of our customers are generally denominated in local currencies. Although our customers include some of the largest and most financially sound companies and financial institutions in their markets, devaluation of such currencies relative to the U.S. dollar could have a material adverse effect on the ability of our customers to pay us for our services. A currency devaluation could also result in our customers seeking to renegotiate their contracts with us or, alternatively, defaulting on their contracts.

SALES, MARKETING AND CUSTOMER SERVICES

     We view our relationship with our customers as a long-term partnership in which customer satisfaction is of paramount importance. For this reason, we apply an integrated approach to our sales, marketing and customer service functions. We provide customer service 24 hours a day, 365 days a year. We use customer service teams to develop and maintain long-term, cooperative relationships with our customers. These relationships provide us with an in-depth understanding of our customers' evolving telecommunications service requirements and levels of service satisfaction. As a result of this approach, we achieve high levels of customer satisfaction while being able to identify new revenue generating opportunities, customer telecommunications solution enhancements and product or service improvements previously overlooked or not adequately addressed by the client.

     Within each segment of our market, the respective service team is responsible both for sales to new customers as well as for service to existing customers. In addition, each customer is assigned an account manager, who has overall responsibility for relations with that customer. An important function of the account manager is to identify new or enhanced services for existing customers. We will use this team-oriented approach to service our private network, connectivity, Internet and other customer groups.

     For our private network customers, we designate a customer service team to oversee all phases of initial customer contact, service planning, installation and ongoing service. After we establish initial contact with a potential customer, the service team conducts a thorough evaluation of the customer's telecommunications needs. Following the completion of this evaluation, we create a plan for these customers which describes our proposed tailor-made solution using the appropriate components of our private telecommunications network services. When we provide services to governmental agency customers, we often submit these proposals in response to public bid solicitations and related governmental bidding procedures that govern the contracting of services by governmental agencies.

     To market our new and enhanced services, we are developing several service teams, each focusing on a particular type of services. For example, our telephony services will be marketed to resellers by a team focused only on telephony service.

     In addition to salaried sales and marketing personnel, we often use the services of third-party sales representatives to assist in generating sales and managing the contract process between ourselves and our potential customers. We typically pay these third parties a commission and royalties equal to a percentage of the revenues we collect from any contract with those customers obtained as a result of the efforts of the third-party sales representative.

     We observe and measure the satisfaction of our customers through our service teams' frequent customer interaction and, more formally, through a comprehensive annual survey conducted by an outside consultant hired by us. We use the results of these surveys to evaluate the performance of our service teams, to formulate annual customer service plans and to implement improvements to meet and exceed customer expectations.

COMPETITION

     We compete on the basis of our experience, network quality, customer service, range of services offered and price. Our competitors fall into three broad categories:

     - PTOs in each country where we operate

     - other companies that operate competing satellite and terrestrial data transmission businesses, including newer entrants from more developed telecommunications markets outside of Latin America

     - large international telecommunications carriers

     With the first group of competitors, our further expansion into the telecommunications services market along with continued deregulation of the telecommunications industry in Latin America, will bring us into more direct competition with the PTOs. A number of PTOs in the countries where we operate have established and marketed "large customer" or "grand user" business teams in an attempt to provide dedicated services to the type of customer that represents our most important target market.

     We believe that by maintaining our position as a reliable, high quality provider of telecommunications services, while strengthening the quality of our network and the breadth of service offerings through the Broadband Network, we will be able to maintain our current customers and successfully attract new customers. We might consider strategic alliances and other cooperative ventures with the PTOs in the area of private telecommunications network services to take advantage of each partner's relative strengths.

     In the second category, our competitors include international satellite telecommunications providers such as COMSAT Corp. and local data transmission providers. Many of these competitors also operate VSAT systems. We believe that we are able to compete successfully in data transmission services because we offer a broad array of services and provide high quality, custom-designed services that are tailored to meet the specific needs of each customer. Among our competitors in this category are a number of new market entrants, including:

     - Diginet, which is an Argentine fixed wireless broadband services provider that has announced plans to enter the Brazilian telecommunications market

     - MetroRED Telecommunications, a data transmission service operator in Argentina that recently commenced offering local network services in the cities of Sao Paulo and Rio de Janeiro in Brazil

     - NetStream, an established fiber optic network service provider that earlier this year began providing fiber optic cable local network services to businesses in Sao Paulo and Rio de Janeiro, Brazil and plans to build fiber optic networks in Belo Horizonte, Curitiba, Brasilia and Porto Alegre in 2000

     - Engeredes S.A., an infrastructure and data services provider that will use both fiber optic and wireless links to connect the cities of Belo Horizonte, Rio de Janeiro and Sao Paulo in Brazil

     - NetUno, a local exchange carrier and provider of broadband local access, Internet and private network services in Venezuela

     In the past, the PTOs and international telecommunications carriers have focused on local and long-distance telephony services. In the future, however, they may focus on the private telecommunications network systems segment of the telecommunications market. These entities have significantly greater financial and other resources than we do, including greater access to financing. These competitors may also be able to subsidize their private telecommunications network businesses with revenues from public telephony.

     In the third category, global alliances have been formed by major telecommunications carriers as deregulation in Latin America and elsewhere opens new market opportunities. For example, Spain's Telefonica and MCI WorldCom have announced the formation of an alliance to cooperate in Latin America and elsewhere, through joint ventures and equity holdings in each other's subsidiaries. We believe that increasing competition will significantly affect our pricing policies. We cannot assure you that competition from these alliances will not adversely affect our financial condition or results of operations. See "Risk Factors -- We face significant competition in Latin America." The competition we face in each of our countries of operation is described in the "-- Description of Country Operations" section below.

     Furthermore, we cannot assure you that competing technologies will not become available that will negatively affect our position, although we believe that we have the flexibility to act quickly to take advantage of any significant technological development. For example, new technologies such as ADSL can significantly enhance the speed of traditional copper lines. These technologies could enable our PTO competitors to offer customers new high speed services without undergoing the expense of replacing their existing twisted-pair copper networks. This, in turn, could negate our last mile advantage. Our private telecommunications services could also face future competition from entities using or proposing to use new or emerging voice and data transmission services or technologies which are not widely available in Latin America, such as space based systems dedicated to data distribution services, generally known as little-LEOs and broadband systems.

     Rates are not regulated in our countries of operation, and the prices for our services are strongly influenced by market forces. We believe that increasing competition will result in increased pricing pressures. We have faced and expect to continue to face declining prices and may experience margin pressure as the PTOs in the countries where we have operations modernize their facilities, adapt to a competitive marketplace and place greater emphasis on data telecommunications and as other companies enter the Latin American telecommunications market. These price and margin declines may accelerate if new competitors enter our markets.

     The principal barriers to entry for prospective providers of private telecommunications network services such as ours are the development of the requisite understanding of customer needs and the technological and commercial experience and know-how and infrastructure to provide quality services to meet those needs.

REGULATION

     Domestic Service. We are subject to regulation by the national telecommunications authorities of the countries where we operate, and our operations require us to procure permits and licenses from these authorities. While we believe that we have received all required authorizations from regulatory authorities for us to offer our services in the countries in which we operate, the conditions governing our service offerings may be altered by future legislation or regulation which could affect our business and operations. The regulatory regime in each of our countries of operation and our licenses and permits are separately described in the country-specific business descriptions under "-- Description of Country Operations" below.

     Cross-Border Service. We provide integrated data, voice and video transmission services under the Interplus name between and among nineteen Latin American and Caribbean countries and the United States. We are prohibited by law from providing switched voice services to or from Argentina, but we have received authorization to provide these services starting in November 2000. International private line services such as Interplus are traditionally provided by local carriers in each country acting as correspondents and establishing dedicated telecommunications links between their facilities. Due to our pan-Latin American presence, we are often able to offer our Interplus service using our own facilities and personnel at both ends of the private line circuit. As a result of this end-to-end control, we maintain customer service and quality assurance at both ends of an Interplus link and realize better margins than when we use a correspondent carrier.

     In countries where we do not maintain customer premises equipment or where we are not authorized to operate in that fashion, our Interplus service uses our facilities in the originating country to connect with a correspondent local carrier in the destination country or vice-versa. To date, we have signed Interplus correspondent agreements with carriers in seven Latin American and Caribbean countries. We charge customers a monthly fee for Interplus which is based on the capacity of the circuit provided.

     Deregulation. Various countries in Latin America have taken initial steps towards deregulation in the telecommunications market during the last few years. Several Latin American countries have completely or partially privatized their national carriers, including Argentina, Brazil, Mexico and Venezuela. Furthermore, some countries have scheduled the demonopolization of their dominant telecommunications providers. For example, Argentina and Venezuela have announced the demonopolization of public telephone services by their PTOs in 2000. We believe that this trend toward deregulation, while likely to increase competition, will also present significant opportunities for us to expand our private telecommunications network services to, from and within the region, as well as to present opportunities for us in areas of telecommunications currently permitted to be conducted only by the PTOs.

EMPLOYEES

     As of June 30, 1999, we employed a total of 1,156 persons, of whom 320 were employed by IMPSAT Argentina and 217 were employed by IMPSAT Colombia. The number of our employees has generally increased and is expected to continue to increase as a result of our expansion in the countries in which we operate and into new countries, including as a result of our development of the Broadband Network. We do not have any long-term employment contracts with any of our employees, including management, and none of our employees are members of any union. We believe that our relations with our employees are good.

LEGAL MATTERS

     We are involved in or subject to various litigation and legal proceedings incidental to the normal conduct of our business, including with respect to regulatory matters.

     Prior to 1998, our fourth largest customer in Argentina was ENCOTESA, the Argentine official postal service. In September 1997, the official postal service in Argentina was privatized and its operations were succeeded to by Correo Argentino S.A., the entity formed by a private consortium to acquire and operate the Argentine postal system. In accordance with the privatization structure, neither IMPSAT Argentina's accounts receivable nor the contract with ENCOTESA were assumed by Correo Argentino, and the obligations under IMPSAT Argentina's contracts with ENCOTESA were retained by the Argentine Government. In November 1996, IMPSAT Argentina filed suit against ENCOTESA for amounts due under IMPSAT Argentina's contracts with ENCOTESA totaling $5.6 million, plus interest from the date of invoice. On December 27, 1996, ENCOTESA filed its reply to IMPSAT Argentina's claim. The court has not yet ruled upon IMPSAT Argentina's claim against ENCOTESA. IMPSAT Argentina has held and continues to hold discussions and negotiations with the Argentine Government regarding the settlement and payment of the amounts claimed against ENCOTESA. IMPSAT Argentina, based on the advice of its Argentine counsel, has reclassified its trade accounts receivable under the ENCOTESA receivables as noncurrent assets at their estimated net realizable value. We continue to monitor the ENCOTESA receivables situation. For further information regarding IMPSAT Argentina's relationship with ENCOTESA, see "Risk Factors -- Our revenues will deteriorate if we cannot collect on our customer accounts," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     IMPSAT Argentina has a past due account receivable relating to IBM de Argentina totaling $2.2 million. Of this amount, IMPSAT Argentina has recorded an allowance for doubtful accounts of $1.2 million. The past due receivable was recorded for services provided under a subcontract between IMPSAT Argentina and IBM de Argentina relating to BNA. BNA, a state-owned bank and the largest bank in Argentina, is and has been one of our ten largest customers. IBM de Argentina filed suit against BNA for amounts due and owing under its direct contract with BNA. IMPSAT Argentina has a direct contract with BNA to provide private network telecommunications services on which BNA is generally current. The payment of the receivable by BNA to IBM de Argentina is subject to the approval of the General Auditor of Argentina, which office is conducting an audit of the procedures used by BNA in awarding the contract. On December 14, 1998, IMPSAT Argentina filed suit against IBM de Argentina for amounts due and arising under IMPSAT Argentina's contract with IBM de Argentina totaling $2.2 million, plus interest from the date of invoice.

DESCRIPTION OF COUNTRY OPERATIONS

     The following are brief descriptions of certain specific matters relating to the operations of our subsidiaries in Argentina, Venezuela, Colombia, Ecuador, the United States, Brazil and Mexico.

     IMPSAT ARGENTINA

     IMPSAT Argentina, our first subsidiary, was established in 1988 and began commercial operations in 1990. We own a 95.2% equity interest in IMPSAT Argentina.

     In Argentina, we provide our portfolio of services through our fiber optic, wireless and satellite facilities. Our principal transmission facilities in Argentina include our teleport in Buenos Aires, regional teleports located in Cordoba, Mendoza, Rosario, Mar del Plata, Tucuman, La Plata and Neuquen, and Teledatos networks in Buenos Aires, Cordoba, Mendoza, Rosario, Mar del Plata, Tucuman and La Plata. Our Teledatos network in Buenos Aires includes approximately 50 route miles of fiber.

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

     In addition, IMPSAT Argentina operates a microwave link that provides telecommunications services between Buenos Aires and Mendoza. At June 30, 1999, we had installed approximately 2,596 VSAT microstations and 528 Dataplus earth stations in Argentina. We operate on both the C-band and Ku-band in Argentina with access to the Intelsat 706, 709 and 805, PAS-1, PAS-3, PAS-5 and Nahuel-1 satellites. IMPSAT Argentina uses 15 GHz, 18 GHz and 23 GHz frequencies for point-to-point data and value-added services. In addition, the Comision Nacional de Comunicaciones recently granted IMPSAT Argentina a license for the use of the 38 GHz frequency nationwide for point-to-point and point-to-multipoint data and value-added services.

     At June 30, 1999, IMPSAT Argentina had 580 customers. Financial institution customers provided approximately 37.0% of IMPSAT Argentina's revenues during 1998. The second largest sector of IMPSAT Argentina's customer base consists of governmental agencies, which represented approximately 18.0% of its revenues during 1998. IMPSAT Argentina's largest customers during 1998 included:

     - BNA (5.0% of IMPSAT Argentina's 1998 revenues)

     - Banco de Galicia y Buenos Aires (4.7% of IMPSAT Argentina's 1998 revenues)

     - YPF (4.3% of IMPSAT Argentina's 1998 revenues)

     Revenues from IMPSAT Argentina's top ten customers accounted for approximately 31.1% of IMPSAT Argentina's revenues during 1998 and approximately 30.4% for the first half of 1999.

     IMPSAT Argentina is a leader in data transmission services in Argentina and estimates that in 1998 it had over 37% market share based on revenues. Our principal competitors in Argentina include Telecom Soluciones, Advance Telecomunicaciones and COMSAT Argentina S.A., a wholly owned subsidiary of COMSAT.

     In May 1999, IMPSAT Argentina entered into a distribution agreement and a supply agreement with CONCERT, a global alliance among British
Telecommunications, AT&T and others, to provide network facilities in Argentina on a non exclusive basis. In addition, IMPSAT Argentina provides co-location services to CONCERT in Argentina.

     The Argentine telecommunications sector is under the supervision and control of the Comision Nacional de Comunicaciones and the Secretaria de Comunicaciones. Prior to 1989, telecommunication services in Argentina were provided by Empresa Nacional de Telecomunicaciones, the former state-owned national telecommunications monopoly. In 1989, the Argentine government enacted a series of laws to deregulate the telecommunications sector. Under the current regime, domestic fixed switched basic telephone services are supplied exclusively by Telefonica and Telecom Argentina. In March 1998, the Argentine Government announced the demonopolization of telephony services of Telecom Argentina and Telefonica and the commencement of deregulation of local and long-distance telephony markets starting in November 1999. International voice services are supplied by Telecom International, a subsidiary of Telecom Argentina, and Telefonica Larga Distancia, a subsidiary of Telefonica. Other services, such as those rendered by IMPSAT Argentina, are provided on a nonexclusive basis upon authorization by the Argentine Comision Nacional de Comunicaciones.

     IMPSAT Argentina has a license with no expiration date to provide data transmission services with ancillary voice channels within Argentina. IMPSAT Argentina's license is subject to no material conditions. Under the terms of the license, IMPSAT Argentina may provide point-to-point voice service in Argentina only if this voice transmission is accomplished without use of the local public telephone networks and only in connection with providing a service channel to its data transmission customers. In July 1999, IMPSAT Argentina received two licenses from the Comision Nacional de Comunicaciones, one to operate local telephony and the second to operate national and international long distance telecommunications, both starting in November 2000.

     IMPSAT Argentina provides value-added services in the domestic and international market pursuant to a license granted by the Secretaria de Comunicaciones in September 1995. Value-added services include

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

electronic data, voice and fax mail, fax store and forward and Internet access. IMPSAT Argentina has also obtained licenses with no expiration date to provide trunking and paging services within Argentina, although it has no intention of entering into this business. IMPSAT Argentina also has licenses with no expiration date to provide domestic and international video conferencing services.

     Although some services are provided on a competitive basis, the Comision Nacional de Comunicaciones is in charge of the authorization, supervision and control of the telecommunications services. IMPSAT Argentina is required to pay the Comision Nacional de Comunicaciones a monthly fee equal to 0.5% of its net revenues.

     IMPSAT COLOMBIA

     IMPSAT Colombia began operations in December 1992. We hold a 74.2% equity interest in IMPSAT Colombia. Other principal stockholders of IMPSAT Colombia are Suramericana de Seguros and Suramericana de Capitalizacion, the insurance and finance arms of the Sindicato Antioqueno, which together hold a 24.6% equity interest in IMPSAT Colombia. Sindicato Antioqueno, formed in Medellin, Colombia in the mid-1970s, is a group of over 100 financial services, food, textile and apparel, construction and real estate companies related through cross-ownerships and interlocking directorates. Member companies of the Sindicato Antioqueno include BanColombia, the largest commercial bank in Colombia; Cementos Argos, Colombia's largest cement manufacturer; and Nacional de Chocolates, one of Colombia's largest food processing firms. We refer to Suramericana de Seguros, Suramericana de Capitalizacion and all other entities affiliated with the Sindicato Antioqueno as the Suramericana Group.

     We provide our portfolio of services in Colombia through fiber optic, wireless and satellite networks. Our principal transmission facilities in Colombia include the teleport and Teledatos network in Bogota and regional teleports and Teledatos networks located in Medellin, Cali and Barranquilla. Our Teledatos network in Bogota is provided through a joint venture with ETB, the Colombian PTO that provides local telephone service in the Bogota region. Under the terms of the joint venture, ETB provides the fiber optic infrastructure for the network, while IMPSAT Colombia provides multiplexing equipment and terminal equipment on customer premises, controls and monitors the network, provides technical support and sells network services to customers. We also own and operate a 422 route mile long-haul fiber optic network in Colombia connecting Bogota, Cali, and Medellin. IMPSAT Colombia currently uses the 23 GHz frequency for point-to-point data and voice services. In addition, in August 1998, we received an authorization from the Ministry of Communications to use various frequencies within the 38 GHz frequency for the provision of point-to-point and point-to-multipoint value-added services for a term of ten years. At June 30, 1999, IMPSAT Colombia had approximately 722 VSAT microstations and 370 Dataplus earth stations installed. IMPSAT Colombia operates on the C-band and Ku-Band with access to PAS-1 and the Intelsat 601, 709 and 801 satellites.

     At June 30, 1999, IMPSAT Colombia had 556 customers. Financial institutions provided approximately 37% of IMPSAT Colombia's revenues for 1998. The second largest sector of IMPSAT Colombia's customer base is composed of industrial companies (including oil companies) which provided approximately 23% of IMPSAT Colombia's revenues for 1998. IMPSAT Colombia's largest customers during 1998 included:

     - BanColombia

     - SECAB, the administrator of government funds for Colombia's National Learning Service

     - Concasa, a savings and loan corporation

     - Corporacion Nacional de Ahorro y Vivienda, one of Colombia's largest financial institutions and a member of the Suramericana Group

     Revenues from IMPSAT Colombia's top ten customers accounted for approximately 29% of IMPSAT Colombia's revenues for 1998 and approximately 29.9% for the first half of 1999.

     In March 1999, we signed an eight-year agreement with the Ardila Lulle Organization, the fourth largest conglomerate in Colombia. Ardila Lulle's businesses are in industries such as bottling, textiles and media. We will initially provide services to 52 of their subsidiaries and affiliates, although the contract may be expanded to as many as 100 subsidiaries and affiliates. The contract is valued at $32.5 million. The projected revenues for 1999 are $0.8 million.

     At June 30, 1999, we believe that we were a leader in terms of market share in Colombia in VSAT and data transmission services. Our principal competitors in Colombia are:

     - Telecom Colombia, a state owned PTO

     - Colomsat, S.A., a privately owned provider of facsimile, data and voice transmission services

     - Telegan, a provider of VSAT services

     - Americatel Colombia, a company owned by Grupo Santo Domingo, Colombia's largest conglomerate, which provides voice, data and video services primarily to Grupo Santo Domingo

     - EMTELCO, a provider of data transmission and imaging services, which is owned by Empresas Publicas de Medellin, the largest telecommunications company in the province of Medellin

     - Rey Moreno, which recently agreed to sell 51% of its equity to Spain's Telefonica S.A., and offers data, internet, videoconferencing, and other corporate network services in the main cities in Colombia

     - Comsatcol, a subsidiary of COMSAT Corporation

     The telecommunications industry in Colombia is subject to regulation by the Colombian Ministry of Communications. Since 1992, the Ministry of Communications has pursued a policy of liberalization, and has encouraged joint ventures between public and private telecommunications companies to provide new and improved telecommunications services.

     Due in part to this policy of liberalization, IMPSAT Colombia has obtained the following licenses and authorizations:

     - in September 1991, a license to operate national and international digital information transmission services for a term of twenty years

     - in November 1997, an authorization to use satellite capacity on Intelsat satellites

     - in August 1998, a license that permits it to operate as a national telecommunications carrier for a term of ten years

     The licenses and authorizations may be renewed so long as IMPSAT Colombia complies with the terms and conditions of the licenses and authorizations and any applicable laws and regulations. The licenses and authorizations permit IMPSAT Colombia to engage in digital voice, data and video transmission services, the provision of value added services such as fax store and forward and electronic mail and Internet access services, and authorizes use by IMPSAT Colombia of radio frequencies and satellite links in Colombia necessary to provide such services. IMPSAT Colombia is prohibited by the terms of the licenses and authorizations from connecting to the Colombian public telecommunications network for purposes of reselling voice communications.

     IMPSAT Colombia is required to pay taxes in an amount equal to 3% of its gross revenues, less payments to terrestrial telecommunications providers, to the Ministry of Communications.

     IMPSAT VENEZUELA

     IMPSAT Venezuela began operations in January 1993. We hold a 75% equity interest in IMPSAT Venezuela and the remaining 25% is held by the Suramericana Group.

     In Venezuela, we provide our portfolio of services through wireless, satellite networks as well as leased fiber optic links. Our principal transmission facility in Venezuela is our teleport in Caracas. We also have a Teledatos network in Caracas. IMPSAT Venezuela uses the 10 GHz, 13 GHz and 23 GHz frequencies for point-to-point data and value-added services. In addition, the Comision Nacional de Telecomunicaciones (CONATEL) granted IMPSAT Venezuela a license to use the 10 GHz frequency for point-to-multipoint data and value-added services. At June 30, 1999 we had 600 VSAT microstations and 121 Dataplus earth stations in Venezuela. We operate on the C-band in Venezuela using the PAS-1, PAS-5, New Skies 806 and the Intelsat 805 satellites. In addition, we operate on the Ku-band using the Intelsat 805 satellite.

     At June 30, 1999, IMPSAT Venezuela had 165 customers. IMPSAT Venezuela's largest customers are generally large national and multinational corporations. IMPSAT Venezuela's largest customers during 1998 included:

     - Banco Mercantil SAICA, one of Venezuela's largest commercial banks

     - Reacciun, a national academic telecommunications network

     - Cadenas de Tiendas Venezolanas, S.A., one of Venezuela's largest retail department stores and supermarket chains

     - Corporacion Andina de Fomento, a multilateral development bank

     - Nabisco de Venezuela C.A., a subsidiary of multinational food and tobacco conglomerate RJR Nabisco Holdings Corp.

     - Instituto Nacional de Hipodromos, a horse racing track

     - Compania Occidental de Hidrocarburos, Inc., a subsidiary of Occidental Petroleum Corp.

     Revenues from IMPSAT Venezuela's top ten customers accounted for approximately 52% of IMPSAT Venezuela's revenues for 1998 and approximately 39.2% for the first half of 1999.

     Banco Mercantil, which has more than 300 agencies throughout the country and 15 agencies abroad, is one of the largest banks in Venezuela. Banco Mercantil became IMPSAT Venezuela's customer in 1994 when it contracted for three Interplus links. Since then, Banco Mercantil has steadily expanded the quantity and range of private telecommunications network services it contracts from us. The services we currently provide to Banco Mercantil represent monthly revenues of approximately $152,000. In May 1999, after a competitive bidding process, IMPSAT Venezuela was selected to provide the outsourcing of almost all of the private telecommunications network needs of Banco Mercantil. Participants in this bidding process included CANTV and Bantel, two of IMPSAT Venezuela's principal competitors. We expect to complete our implementation of the Banco Mercantil network during the second quarter of 2000. Our projection of the monthly revenue of this new contract upon its full implementation is approximately $440,000.

     IMPSAT Venezuela estimates that it had approximately 21% market share in data transmission services based on revenues during 1998. Our principal competitors in Venezuela include Compania Anonima Nacional de Telefonos de Venezuela (CANTV), the Venezuelan PTO which is operated by a consortium led by GTE Corporation; MCI WorldCom, which provides, data transmission and value-added services; T-Data, the data transmission and Internet services division of Telcel, one of Venezuela's two cellular telephone providers; and Bantel, which provides data and voice transmission services.

     The Venezuelan telecommunications industry is regulated by CONATEL, which is under the jurisdiction of the Ministry of Transport and Communications.

     In December 1992, IMPSAT Venezuela obtained a license to build, maintain and operate a private telecommunications network for the transmission of data, voice and video information. The license is valid for a period of ten years, with an option to renew for an additional ten years. The license prohibits IMPSAT Venezuela from providing voice services through the public switched telephone networks operated by CANTV and from interconnecting and sharing infrastructure with other operators of private telecommunications networks for the transmission of voice services.

     In February 1996, IMPSAT Venezuela obtained a ten-year license, with an option to renew for an additional ten years, to provide value-added services such as fax store and forward, electronic mail and Internet access. This license does not prohibit IMPSAT Venezuela from interconnecting with CANTV or other private networks.

     In February 1996, IMPSAT Venezuela obtained a ten-year license which permits it to interconnect with CANTV for the national and international transmission of data. The license would not permit it to interconnect with CANTV in connection with the transmission of voice until the year 2000.

     Under each of the licenses described above, IMPSAT Venezuela is or will be required to pay taxes and fees in an amount equal to 5.5% of a stipulated portion of its gross revenues from the services that are provided pursuant to the license. In 1998 and the first half of 1999, this stipulated portion of its gross revenues represented approximately 70% of IMPSAT Venezuela's revenues.

     IMPSAT ECUADOR

     In January 1995, we began operations in Ecuador through our wholly owned subsidiary IMPSAT Ecuador.

     In Ecuador, we provide our portfolio of services through fiber optic, wireless and satellite links. IMPSAT Ecuador uses the 15 GHz and 23 GHz frequencies for point-to-point data and value-added services. We operate on the C-band in Ecuador with access to the PAS-1, PAS-5, Intelsat 809 and Intelsat 805 satellites. Our main teleport is located in Quito, Ecuador and we have a regional teleport in Guayaquil.

     As of June 30, 1999, IMPSAT Ecuador had approximately 142 customers. Industrial and commercial companies provided approximately 54%, and governmental entities and banks and financial institutions provided approximately 46% of IMPSAT Ecuador's revenues for 1998.

     At December 31, 1998, IMPSAT Ecuador's largest customers included Banco del Pichincha, one of the largest Ecuadoran banks; Aduanas, the Ecuadoran customs agency; Diners Club del Ecuador, a leading credit card company and Banco la Previsora, another of Ecuador's largest banks. In addition, we provide international telecommunications services for the regional PTO located in the city of Cuenca. Revenues from IMPSAT Ecuador's top ten customers accounted for approximately 41% of its revenues for 1998 and approximately 39.2% for the first half of 1999.

     We believe that we are a leading provider of data transmission services in Ecuador with a 48% market share based on revenues for 1998. Our principal competitors in Ecuador include:

     - Andinatel and Pacifictel, Ecuadoran state-owned PTOs

     - Suratel, S.A., which provides national and international SCPC and voice services

     - Consorcio Ecuatoriano de Telecomunicaciones S.A., which provides national and international SCPC services and cellular telephony

     - Ram Telecom Telecomunicaciones S.A., which provides national SCPC services

     The telecommunications industry in Ecuador is regulated by the Consejo Nacional de Telecomunicaciones and the Secretaria Nacional de Telecomunicaciones and is under the control and supervision of the Superintendencia de Telecomunicaciones.

     In June 1994, IMPSAT Ecuador obtained a 15-year license to provide data, voice and video transmission services so long as it does not use the installed networks owned by the Ecuadoran PTOs or any other company granted a monopoly for the provision of fixed telephony services. The license authorizes the installation, operation and exploitation by IMPSAT Ecuador of a satellite system to offer national and international information transmission services, including the construction of two teleports (in Quito and Guayaquil), VSAT microstations and Dataplus earth stations. IMPSAT Ecuador is required to pay an annual fee equal to 6% of certain of its revenues, which historically has represented approximately half of IMPSAT Ecuador's revenues.

     In March 1998, Secretaria Nacional de Telecomunicaciones granted IMPSAT Ecuador a ten-year renewable license to provide value-added services. Included in the value-added services that IMPSAT Ecuador may offer are Internet services.

     IMPSAT USA

     Our wholly owned subsidiary, IMPSAT USA, began offering international private line services between Latin America and North America in February 1996.

     IMPSAT USA operates an owned teleport in Wilton Manors, Florida and has leased teleport facilities in New Jersey.

     IMPSAT USA targets corporate, ISP and telecommunications carrier customers. IMPSAT USA's corporate sales efforts focus on providing multinational corporations with extensive voice and data telecommunications needs, which are the primary end-users in the U.S./Latin American market for international private-line services. IMPSAT USA offers Internet services to Latin American ISPs and its telecommunications carrier services are provided to international long-distance carriers. As of June 30, 1999, IMPSAT USA was providing services to 35 customers (excluding intercompany accounts).

     IMPSAT USA recently entered into a contract with Citicorp Global Technology, Inc. to provide private network communications services to 23 locations throughout Latin America. In addition, IMPSAT USA provides Crowley American Transport, a California based, logistics and maritime transport provider, with international links for voice, video and data services at 47 sites in Central and South America. IMPSAT USA also provides UBESA, the Ecuadoran subsidiary of Dole Fresh Fruit International Ltd., with international data links between Florida and their locations in Ecuador.

     IMPSAT USA's Internet services customers include Sony Music, Millicom, Telcel (Paraguay), Celcaribe (Colombia) and Telemovil. IMPSAT USA also provides Internet access services to Latin American ISPs that include CMET (Chile), Metrocall (Panama), T-Net (Venezuela), Netsys (Honduras) and Inter Red (Colombia).

     As part of its telecommunications carrier services, IMPSAT USA provides MCI Global Resources, Inc. with circuits from Florida to MCI WorldCom customer locations in Honduras and Colombia.

     IMPSAT USA expects intense competition in the market for international private line services between the United States and Latin America. This competition is expected to come primarily from the large long-distance carriers (AT&T, MCI WorldCom and Sprint) and Latin American PTOs, as well as from alternative regional carriers. We believe IMPSAT USA can compete effectively by offering better end-to-end customer service and quality assurance in Latin America through its regional knowledge and in-country contacts using IMPSAT sister companies.

     The Federal Communications Commission exercises exclusive U.S. jurisdiction over all facilities and services of telecommunications carriers to the extent they are used for interstate or international communications. In 1995, IMPSAT USA received authorization from the FCC to provide facilities-based telecommunications services, including switched voice and data and private line services, between the United States and various international points using certain international satellite facilities. In connection with these services, IMPSAT USA is also authorized to lease and operate any necessary U.S. connecting facilities.

     In 1997, the FCC authorized IMPSAT USA to resell telecommunications services of other international carriers between the United States and various international points and to operate as an international, facilities-based resale carrier.

     IMPSAT BRAZIL

     IMPSAT Brazil was established to apply for a value-added telecommunications license in Brazil and to develop this business in Brazil. We have a 99.9% ownership interest in IMPSAT Brazil. IMPSAT Brazil is headquartered in Sao Paulo and has offices in Rio de Janeiro, Curitiba, Belo Horizonte and Brasilia.

     We provide our portfolio of services using satellite capacity subleased from Embratel. Last mile solutions in metropolitan areas are anticipated initially to be delivered through wireless and fiber optic links leased from local PTOs. IMPSAT Brazil operates its network through two teleports located in Sao Paulo and Curitiba. A teleport is currently under development in Rio de Janeiro, and we may construct additional teleports in the other Brazilian cities. Our operations in Brazil use the C-bands and Ku-bands on Brazilsat, PanAmSat, Intelsat and Nahuel satellites.

     At June 30, 1999, IMPSAT Brazil had a total of 72 customers, including Shell do Brasil S.A., Ericsson, YPF, Mercedes Benz do Brasil and TV Paranaense.

     Brazil is by far the largest telecommunications market in Latin America and has attracted and is expected to continue to attract numerous providers, many of whom may be larger and better financed than we are. The presence of large carriers in Brazil may negatively affect our prospects there. In July 1998, the Brazilian government split Telebras, the former Brazilian national telecommunications company, into 17 companies by region and type of provider. These companies were subsequently privatized. Winning bidders for these operating companies included Telecom Italia, MCI WorldCom, Spain's Telefonica and Sprint. In addition, numerous additional concessions to provide telephony and data transmission services are expected to be granted. Winning bidders and concessionaires are also likely to focus on parts of the Brazilian market beyond those in which they initially obtain a concession.

     As the Brazilian telecommunications sector is further liberalized and deregulated, competition is likely to come from current telecommunications service providers in that country, including:

     - Embratel, Brazil's former state-owned, monopoly long-distance carrier in which MCI WorldCom acquired a 52% interest in July 1998 as part of the Telebras privatization

     - COMSAT do Brazil Ltda.

     - MetroRED Telecomunicacoes S.A., a data services company that provides local network services in Sao Paulo and Rio de Janeiro and plans to build local networks in other cities as well. In addition, it plans to build a fiber optic long distance network among Sao Paulo, Rio de Janeiro and Belo Horizonte.

     - NetStream, a fiber optic network service provider, which earlier this year launched fiber optic cable local network services for businesses in Sao Paulo and Rio de Janeiro, Brazil and plans to build fiber optic networks in Belo Horizonte, Curitiba, Brasilia and Porto Alegre in 2000

     - Engeredes S.A., an infrastructure and data transmission provider that will use both fiber optic and wireless links to connect the cities of Belo Horizonte, Rio de Janeiro and Sao Paulo in Brazil

     - Global One, a joint venture of Deutche Telecom, France Telecom and Sprint that provides international telecommunications services, focusing on multinational companies

     In March 1999, IMPSAT Brazil entered into a distribution agreement and a supply agreement with CONCERT to provide network facilities on a non-exclusive basis in Brazil. In addition, IMPSAT Brazil provides co-location services to CONCERT in Brazil.

     The telecommunications and postal services in Brazil are regulated by the Ministry of Communications pursuant to the Telecommunications Law of 1962, as amended. Brazil's telecommunications laws were significantly revised in September 1997 when the Brazilian legislature enacted the General Telecommunications Law. This law authorized the creation of the Agencia Nacional de Telecomunicacoes (ANATEL), an independent agency that regulates all aspects of telecommunications services, except radio and TV broadcasting, including the granting of licenses under the General Telecommunications Law.

     Under the General Telecommunications Law, value-added services may not be provided in Brazil without prior governmental authorization. In January 1998, ANATEL granted IMPSAT Brazil a ten-year license to lease satellite capacity directly from satellite carriers and sell corporate telecommunications services (data, voice and video) using terrestrial and satellite links to third parties.

     IMPSAT MEXICO

     IMPSAT Mexico was incorporated in 1994. We hold a 99.9% equity interest in IMPSAT Mexico. We provide our portfolio of services in Mexico through a teleport located in Mexico City. We operate on the C-band in Mexico with access to Intelsat 709 and 805, which has been approved by the Secretaria de Comunicaciones y Transportes (SCT), and to Solidaridad-II, a Mexican satellite.

     As of June 30, 1999, IMPSAT Mexico had 29 customers including:

     - Bimbo, a food industry company

     - Becton & Dickinson, a medical equipment company

     - Laboratorios Syntex/Roche, a pharmaceutical company

     - SmithKline Beecham, a pharmaceutical company

     - ATSI de Mexico S.A. de C.V., a private pay phone operator and a subsidiary of American TeleSource International, Inc.

     - Arthur Andersen Consulting, one of the largest multinational consulting companies

     We believe IMPSAT Mexico's market share will continue to be minimal, as it is not presently a strategic focus of the company.

     Our principal competitors in Mexico include:

     - Telmex, which besides offering local and long distance telephony, provides data and video services through its wholly owned subsidiary, Red Uno

     - Alestra S.A., a joint venture of AT&T, Grupo Financiero Bancomer S.A., and Grupo Industrial Alfa S.A., provides long-distance telecommunications and data transmission services using the AT&T brand

     - Avantel, which is owned by MCI WorldCom and Banamex Accival, provides national and international data, voice and long distance telephony services

     Other competitors in Mexico include Global One, COMSAT, Optel Telecommunications, Red Sat and Intervan.

     The Mexican telecommunications industry is regulated primarily by the SCT. An agency of the SCT, Telecomunicaciones de Mexico, or Telecomm, is charged with the regulation of non-national satellite and telegraph services. Telecomm supervises carriers and allocates electronic frequencies for satellite telecommunications.

     IMPSAT Mexico has a permit from the SCT for the installation, operation and exploitation of a network of earth stations to provide dedicated-link services, including VSAT services, for the transmission of voice, data and videoconferencing signals. This permit provides that these services must use Mexican satellites or those designated or approved by the Mexican government. IMPSAT Mexico's permit does not restrict its ability to carry voice. Interconnection of IMPSAT Mexico's network to networks in other countries requires the approval of the SCT. While IMPSAT Mexico's permit is valid for 15 years from when it was obtained in May 1994, its terms and conditions may be revised for a nominal fee after the first five years if the SCT believes changes to be in the public interest. IMPSAT Mexico has the right to renew the permit for an additional 15 years if it has complied with the provisions of the permit and agrees to accept any new conditions that may be imposed by the SCT.

     IMPSAT Mexico is required to pay 5% of its telecommunications services income to the Mexican government along with certain fees for having its signals transmitted and received by satellite, and nominal fees for the installation of new earth stations.

     Mexican law restricts foreign investment in concession holders to no more than a 49% interest. We have been advised by local Mexican counsel that this restriction does not apply to IMPSAT Mexico because IMPSAT Mexico provides its services pursuant to a permit, and does not hold a concession. In addition, the law does not apply to concessions like ours that were granted prior to the law's enactment.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     In accordance with its bylaws, we have ten members on our board of directors. Our directors will hold office until the next annual meeting of stockholders and until successors of such directors have been elected and qualified, or until their earlier death, resignation or removal. The holders of our preferred stock have had, since the issuance thereof, the right to vote as a separate class to elect two directors. Mr. Stephen Munger and Mr. Jeronimo Bosch serve in this capacity. In connection with our $125 million equity offering to Nunsgate Limited, a wholly owned subsidiary of British Telecommunications, British Telecommunications has the right to elect two of our directors. Mr. Geoffrey Almeida and Mr. John McElligott serve in this capacity.

     Our president is elected at our annual meeting of stockholders. The other officers are elected at the annual meetings of our board of directors. All officers hold office until their successors are elected and qualified, or until their earlier death, resignation or removal. No family relationship exists among any of the directors or executive officers, except that Lucas Pescarmona and Sofia Pescarmona, both directors of our company, are the children of Enrique M. Pescarmona, the Chairman of our board of directors.

     Set forth below are the names, ages and positions of directors and executive officers as of September 30, 1999. Executive officers of IMPSAT Corporation are employees of IMPSAT Argentina.

                                             AGE
                                             ---
Enrique M. Pescarmona......................  57    Chairman of the Board
Ricardo A. Verdaguer.......................  48    Director, President and Chief Executive
                                                   Officer
Roberto A. Vivo............................  46    Director, Deputy Chief Executive Officer
Alexander Rivelis..........................  58    Director and Vice President, Institutional
                                                     Relations
Lucas Pescarmona...........................  29    Director
Sofia Pescarmona...........................  25    Director
Stephen R. Munger..........................  41    Director
Jeronimo Bosch.............................  27    Director
Geoffrey Almeida...........................  47    Director
John McElligott............................  48    Director
Hector Alonso..............................  42    Chief Operating Officer
Guillermo Jofre............................  43    Chief Financial Officer
Guillermo V. Pardo.........................  48    Vice President, Planning
Jose R. Torres.............................  41    Vice President, Administration, Chief
                                                     Accounting Officer
Rafael Carchak Canes.......................  50    Vice President, Organizational Development
Alejandro Suarez del Cerro.................  45    Vice President, Technology
Jaime Vinocur..............................  53    Vice President, Project Execution
Marcelo Girotti............................  34    President of IMPSAT Argentina
Mariano Torre Gomez........................  48    President of IMPSAT Colombia
Mauricio Ceballos..........................  35    President of IMPSAT Venezuela
Heliodoro Londono..........................  42    President of IMPSAT Mexico
Rodolfo Arroyo.............................  39    President of IMPSAT Ecuador
Mauricio G. Klau...........................  36    President of IMPSAT USA
Daniel V. Hourquescos......................  47    President of IMPSAT Brazil

     Enrique M. Pescarmona has been Chairman of our board of directors since September 1994 and a member of the board of directors of IMPSAT Argentina since March 1994. Mr. Pescarmona is also Chairman of Corporacion IMPSA S.A. and Industrias Metalurgicas Pescarmona S.A.I.C. y F. (IMPSA). He is a director of Lagarde, S.A., Ingenieria y Computacion S.A. and Mercantil Andina S.A., TCA S.A., and is Vice President of Henri Lagarde S.A.

     Ricardo A. Verdaguer has been President, Chief Executive Officer and a member of our board of directors since September 1994. Mr. Verdaguer also served as President of IMPSAT Argentina from April 1988 until February 1990 and has served as Chairman of the board of directors of IMPSAT Argentina since 1990. Mr. Verdaguer served in a number of management positions with IMPSA from 1976 to 1988, including as manager of the contracts and construction department and manager of the commercial department. Mr. Verdaguer is also a Director of El Sitio, an Internet content provider.

     Roberto Vivo has been Deputy Chief Executive Officer, Vice President, Marketing and a member of our board of directors since September 1994. Mr. Vivo also served as Marketing Director of IMPSAT Argentina from April 1988 to December 1994 and has been a member of the board of directors of IMPSAT Argentina since 1988. Mr. Vivo also serves as Chairman of the board of directors of El Sitio and of FAICSA, an Argentina company engaged in public construction projects.

     Alexander Rivelis has been Vice President of International Development and a member of the board of directors since December 1994. Mr. Rivelis also serves as a member of the board of directors of IMPSAT USA. Mr. Rivelis served as President of IMPSAT USA from 1995 to March 1996 and President of IMPSAT Colombia from 1991 to 1993.

     Lucas Enrique Pescarmona, a son of Enrique M. Pescarmona, has been a member of board of directors since February 1996. From 1993 to 1995, he held various positions in the Buenos Aires, Argentina office of Arthur Andersen & Co. In 1995, he transferred to Tecnologica em Componentes Automotivos S.A., a Brazilian manufacturer of automotive parts that is part of the Pescarmona group, as the senior investment analyst in Brazil. Since 1997, Mr. Pescarmona has been principally engaged in the insurance arm of the Pescarmona group, where he is Manager of Business Development of La Mercantil Andina.

     Sofia Pescarmona, a daughter of Enrique M. Pescarmona, has been a member of board of directors since February 1996. Ms. Pescarmona is currently assistant to the Chief Executive Officer of IMPSAT Corporation. From August 1994 to December 1997, Ms. Pescarmona held several positions in IMPSAT, including in the Internet unit and marketing department of IMPSAT Corporation and the sales department of IMPSAT Argentina.

     Stephen R. Munger has been a member our board of directors since March 1998. Mr. Munger is a Managing Director of Morgan Stanley Dean Witter and co-head of Morgan Stanley's worldwide mergers, acquisitions and restructuring department, as well as President of Princes Gate Investors II, L.P. He joined Morgan Stanley in 1988 as a Vice President in the corporate finance department. He became a Principal in 1990 and a Managing Director in 1993. Mr. Munger has been a member of the board of directors of Destia Communications, Inc. since November 1997, TVN Entertainment Corp. since December 1997 and Wright Medical Technologies, Inc. since February 1998.

     Jeronimo Bosch has been a member of our board of directors since September 1999. Mr. Bosch is an associate at Morgan Stanley Dean Witter Private Equity. Mr. Bosch joined Morgan Stanley Dean Witter in August 1997. From 1994 to 1997, he was employed by Salomon Brothers Inc. in its global mergers and acquisitions and Latin American corporate finance departments.

     Geoffrey Almeida has been a member of our board of directors since July 1999. Mr. Almeida is President of BT Worldwide, Latin America. Mr. Almeida joined British Telecommunications in 1991 as Director of BT Property Ltd. Mr. Almeida has also served as Director of Business Planning and Director of Financial Planning and Control for the BT Group. Prior to joining British Telecommunications, Mr. Almeida was Group Finance Director at Parkdale Holdings PLC. Mr. Almeida serves on the board of directors of Concert Communications Company, Bharti Cellular Limited, Maxis Berhad, BT INTERKOM Verwaltungs GmbH, BT Communications Services KK and Southgate Development Limited.

     John McElligott has been a member of our board of directors since July 1999. Mr. McElligott is Director of Corporate Finance and Financial Analysis at British Telecommunications. Since he joined British Telecommunications in 1992, Mr. McElligott has been head of group financial planning, Chief Financial Officer of Concert Communications Company and Finance Director of BT Networks. Mr. McElligott serves on the board of directors of Concert Communications Company, LG TelecCom Ltd. (Korea), StarHub Pte., Ltd. (Singapore) and Clear Communications Limited (New Zealand).

     Hector Alonso has been our Chief Operating Officer since September 1996 and was President of IMPSAT Colombia from September 1993 to August 1996. Prior to joining IMPSAT Colombia, Mr. Alonso had 14 years of experience in a variety of senior management positions with companies in the Pescarmona group.

     Guillermo Jofre has been our Chief Financial Officer since May 1995. Prior to joining IMPSAT, Mr. Jofre was Executive Vice President of Banque Indosuez in Argentina from 1993 to 1995 and had over ten years of experience in management positions with companies in Argentina, Germany and Switzerland. Mr. Jofre also serves as a member of the board of directors of the investment fund Bemberg Inversiones S.A.

     Guillermo V. Pardo joined our company in 1988 and has been our Vice President, Planning since January 1995. Mr. Pardo was previously Managing Director of the Guido Di Tella companies and has had over 20 years of experience in finance positions in a number of companies in Argentina and Spain. Mr. Pardo is a member of the board of directors of FAICSA and the Fundacion Torcuato Di Tella.

     Jose R. Torres has been our Vice President, Administration and Chief Accounting Officer since January 1995 and a Director of IMPSAT Argentina since 1990. Mr. Torres served as external auditor of the Mendoza Stock Exchange from 1982 to 1983. Mr. Torres previously worked as Assistant Finance Manager of IMPSA and as Finance Manager of IMPSAT Argentina until December 1994.

     Rafael Carchak Canes has served as Vice President, Organizational Development since August 1998 and has been a director of IMPSAT Argentina since May 1995. He was President of IMPSAT Argentina from May 1995 to August 1998. Prior to joining IMPSAT, Mr. Carchak served in a variety of management positions with Eveready over a 15 year period, including operations manager of Eveready Argentina from 1990 to 1992 and president of Eveready Argentina from 1992 to 199 , in which position Mr. Carchak had responsibility for Eveready's operations in Argentina, Paraguay and Chile.

     Alejandro Suarez del Cerro has been our Vice President, Technology since March 1997. Previously, Mr. Suarez del Cerro held a number of management positions with IMPSAT Argentina, including the positions of Technical Project Leader from 1988 to 1990, Technical Manager from 1990 to 1991, Development Manager from 1991 to 1994 and Vice President, Technology from 1995 to 1996. Mr. Suarez del Cerro was President of IMPSAT Brazil from 1996 to 1997.

     Jaime Vinocur has been our Vice President, Project Execution since September 1998. Previously, Mr. Vinocur held several managerial positions, including Senior Project Manager, at Techint, a leading Argentine construction company. During his 26 year tenure at Techint, Mr. Vinocur acquired extensive experience in the deployment of infrastructure for utility and telecommunications companies.

     Marcelo Girotti has been President of IMPSAT Argentina since August 1998. Mr. Girotti joined IMPSAT Argentina in 1992 where he has held several managerial positions, including Business Manager of the Interior Unit from 1992 to 1996, Manager of Special Accounts from 1996 to 1997 and Business Manager of the value-added unit from 1997 to 1998.

     Mariano Torre Gomez has been President of IMPSAT Colombia since July 1999. Mr. Torre was President of IMPSAT Venezuela from April 1997 to July 1999. Mr. Torre has served in a variety of positions involving engineering, production, planning, business development and new markets for companies in the Pescarmona group over a period of 17 years. Mr. Torre was President of IMPSAT Ecuador for two years prior to his transfer to IMPSAT Venezuela. Before that, Mr. Torre served four years at IMPSAT Argentina in the commercial and new licenses departments.

     Mauricio Ceballos has been President of IMPSAT Venezuela since July 1999. Mr. Ceballos was Vice President of administration and finance of IMPSAT Venezuela from 1997 to July 1999. Before joining IMPSAT in 1997, Mr. Ceballos worked as Director of Planning and Marketing at Fidubolsa from 1991 to 1993 and as Vice President of International and Special Business at Sufibic from 1993 to 1997.

     Heliodoro Londono has been President of IMPSAT Mexico since November 1998. Mr. Londono held several managerial positions at IMPSAT Colombia commencing in 1992, including Business Manager of the Financial Sector Unit, and Manager of Special Accounts.

     Rodolfo Arroyo has been President of IMPSAT Ecuador since March 1997, after joining IMPSAT Ecuador as a general manager in April 1996. From the end of 1991 until April 1996, Mr. Arroyo was employed in several different capacities at IMPSAT Colombia, including Vice President, planning and control and vice president, operations. Prior to joining IMPSAT, Mr. Arroyo was a projects manager at IMPSA from July 1988 until December 1991.

     Mauricio Gabriel Klau has been President of IMPSAT USA since November 1998. Mr. Klau was president of IMPSAT Mexico from June 1997 to November 1998. Mr. Klau has also held several positions within IMPSAT Argentina and IMPSAT Mexico since he first joined the company in 1990.

     Daniel V. Hourquescos has been President of IMPSAT Brazil since March 1997. Since 1990, Mr. Horquescos has held several positions in IMPSAT, including General Manager of IMPSAT Argentina from March 1993 to April 1995. Prior to joining IMPSAT Argentina, Mr. Hourquescos served as Director of Information Services of Direccion General Impositiva, the former Argentine governmental agency charged with the collection of taxes.

COMMITTEES OF THE BOARD OF DIRECTORS

     On December 21, 1998, we established a stock option committee. The stock option committee is responsible for the granting of stock options, incentives and other forms of compensation to eligible persons under our 1998 stock option plan and is constituted by Mr. Stephen Munger and Mr. Jeronimo Bosch. None of our executive officers serves on the stock option committee of another entity or any other committee of the board of directors of another entity performing similar functions.

     Our board of directors will establish, effective upon the completion of this offering, a compensation committee and an audit committee. The compensation committee, composed of a majority of non-employee directors, will establish salaries, incentives and other forms of compensation for our directors and officers and will recommend policies relating to our benefit plans. In this regard, we expect that the compensation committee will replace and assume the functions of the stock option committee. The audit committee, composed of a majority of non-employee directors, will oversee the engagement of our independent auditors and, together with our independent auditors, will review our accounting practices, internal accounting controls and financial results.

COMPENSATION OF OUR DIRECTORS

     The members of our board of directors do not receive any compensation for their services on our board, although we have agreed to reimburse the directors nominated by the Morgan Stanley investors and Nunsgate Limited for any expenses incurred by them in connection with their services as directors.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following tables set forth the compensation paid or accrued to our chief executive officer and each of our four other most highly compensated executive officers receiving compensation in excess of $100,000 per year during each of the three years presented. No bonuses were paid by us to these executive officers during 1996 and 1997. We do not maintain any long term incentive plans and have not granted stock appreciation rights or restricted stock awards.

                                                  ANNUAL COMPENSATION
                                        ---------------------------------------
                                                                     SECURITIES
NAME AND                                                             UNDERLYING   OTHER ANNUAL
PRINCIPAL POSITION                      YEAR    SALARY     BONUS      OPTIONS     COMPENSATION
------------------                      ----   --------   --------   ----------   ------------
Enrique M. Pescarmona.................  1998   $355,315   $200,000(1)   100,000          --
  Chairman of the Board                 1997    310,495         --          --           --
                                        1996    303,077         --          --           --
Ricardo A. Verdaguer..................  1998    426,603    250,000(1)   100,000          --
  President and Chief Executive         1997    240,500         --          --           --
  Officer                               1996    207,646         --          --           --
Roberto Vivo..........................  1998    341,110    200,000(1)    80,000          --
  Director, Deputy Chief Executive      1997    198,250         --          --           --
  Officer and                           1996    173,657         --          --           --
  Vice President, Marketing
Hector Alonso.........................  1998    250,287    150,000(1)    58,000          --
  Chief Operating Officer               1997    134,680         --          --           --
                                        1996    106,949     39,424          --           --
Horacio Sajoux........................  1998    198,068     63,982(1)    32,000     $44,957(2)
  formerly President of IMPSAT          1997    115,127         --          --       51,582
  Colombia                              1996     90,245      9,680          --       42,570

------------

(1) This amount represents bonuses we paid to the executive officers named in the table above in December 1998. This amount relates to our 1997 operating results. Bonuses relating to our operating results in 1998 are not expected to be determined before the second half of 1999.

(2) Annual housing allowance.

STOCK OPTION GRANTS

     The following table shows information regarding grants of options to purchase our common stock made by us in December 1998 to each of the executive officers named in the summary compensation table above. We granted no stock appreciation rights during 1998. No stock options were exercised by the executive officers named in the summary compensation table above during 1998.

                                     PERCENT
                                     OF TOTAL
                       NUMBER OF     OPTIONS                                POTENTIAL REALIZABLE VALUE AT ASSUMED
                       SECURITIES    GRANTED                              ANNUAL RATES OF STOCK PRICE APPRECIATION
                       UNDERLYING       TO       EXERCISE                            FOR OPTION TERM(4)
                        OPTIONS     EMPLOYEES      PRICE     EXPIRATION   -----------------------------------------
NAME                   GRANTED(1)   IN 1998(2)   ($/SHARE)    DATE(3)        (0%)          (5%)           (10%)
----                   ----------   ----------   ---------   ----------   -----------   -----------   -------------
Enrique M.
  Pescarmona.........   100,000        13.4%       $          12/31/06     $496,000      $732,840      $1,063,226
Ricardo A.
  Verdaguer..........   100,000        13.4                   12/31/06      496,000       732,840       1,063,226
Roberto Vivo.........    80,000        10.7                   12/31/06      396,800       586,272         850,580
Hector Alonso........    58,000         7.8                   12/31/06      287,680       425,047         616,671
Horacio Sajoux.......    32,000         4.3                   12/31/06      158,720       234,509         340,232

------------

(1) Options granted in 1998 vest as to 10% on the first anniversary of the date of grant and as to an additional 30% on each anniversary thereafter. All options expire on December 31, 2006, unless sooner terminated under the terms of the stock option plan.

(2) We granted options to purchase a total of 746,000 shares of our common stock in December 1998 and a total of 654,400 shares of our common stock in June
    1999. The exercise price for the options granted in 1998 was $      per
    share and the exercise price for the options granted in 1999 was $      per
    share.

(3) Subject to earlier expiration, upon the occurrence of certain events, as provided in the stock option plan.

(4) Amounts reported in these columns represent amounts that may be realized upon exercise of options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation (5% and 10%) on our common stock over the term of the options. These assumptions are based on rules promulgated by the Securities and Exchange Commission and do not reflect our estimate of future stock price appreciation. Actual gains, if any, on the stock option exercises and common stock holdings are dependent on the timing of such exercise and the future performance of our common stock. We can provide no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the option holder.

1998 STOCK OPTION PLAN

     On December 21, 1998, IMPSAT's board of directors and stockholders adopted the 1998 stock option plan, which provides for the grant to our officers, key employees, consultants, advisors, directors or affiliates of "incentive stock options" within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, stock options that are non-qualified for U.S. federal income tax purposes and stock appreciation rights. A copy of the stock option plan is included as Exhibit 10.1 to our 1998 Annual Report on Form 10-K filed with the Commission. The total number of shares of our common stock for which options may be granted pursuant to the stock option plan is 8,067,268, subject to certain adjustments reflecting changes in our capitalization. The stock option plan is currently administered by the stock option committee constituted by non-employee directors. The stock option committee determines, among other things, which of our officers, employees, consultants, advisors, affiliates and directors will receive options under the plan, the time when options will be granted, and the type of option (incentive stock options or non-qualified stock options, or both) to be granted. Options granted under the stock option plan are on such terms, including the number of shares subject to each option, the time or times when the options will become exercisable, and the option price and duration of the options, as determined by the stock option committee.

     The exercise price of incentive and non-qualified stock options is determined by the stock option committee, but may not be less than the fair market value of the common stock on the date of grant and the term of any such option may not exceed ten years from the date of grant.

     Payment of the option price must be made by cash or, in the sole discretion of the stock option committee, by promissory note, tender of shares of the common stock then owned by the optionee or, subject to certain conditions, the surrender to us of an exercisable option to purchase shares of common stock under the stock option plan. Payment of the option price may also be made by delivery to us, on a form prescribed by the stock option committee, of a properly executed exercise notice and irrevocable instructions to a registered securities broker approved by the stock option committee to sell the shares of common stock held by the optionee and promptly deliver cash to us. Options granted pursuant to the stock option plan are not transferable, except by will or the laws of descent and distribution in the event of death. During an optionee's lifetime, the option is exercisable only by the optionee or, in case of disability, by the optionee's legal representative.

     Pursuant to the terms of our stock options, if a change in control of our company occurs, all outstanding stock options become vested and fully exercisable.

     Our board of directors has the right at any time and from time to time to amend or modify the stock option plan, without the consent of our stockholders (unless otherwise required by law) or optionees; provided, that no such action may adversely affect options previously granted without the optionee's consent. The expiration date of the stock option plan, after which no option may be granted thereunder, is October 1, 2008.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Our board of directors does not have a compensation committee. As a result, decisions with respect to compensation matters (other than with respect to the stock option plan) that otherwise would be decided by a compensation committee are made by our board of directors as a whole. Pursuant to the terms of the Securityholders Agreement between Nevasa Holdings and the Morgan Stanley investors dated as of March 19, 1998, for so long as any Morgan Stanley investors beneficially own a majority of the shares of our preferred stock outstanding on their date of issuance, any material amendment or change of the compensation arrangements of our chief executive officer, chief financial officer, deputy chief executive officer or chief operating officer must be approved by the designees of the Morgan Stanley investors to our board of directors.

     Mr. Stephen Munger, who is Princes Gate's designee to our board of directors and a member of the stock option committee, is the president of PG Investors II, Inc., the general partner of Princes Gate. Mr. Jeronimo Bosch is the MSGEM Fund's designee to our board of directors and a member of the stock option committee. Mr. Bosch is an associate of Morgan Stanley Global Emerging Markets, Inc., the general partner of the MSGEM Fund. Princes Gate and the MSGEM Fund are affiliates of Morgan Stanley & Co. Incorporated. In 1998, we paid commissions to Morgan Stanley of $5.9 million in connection with their placement of our $225 million of 12 3/8% notes. The Morgan Stanley investors have informed
us that they plan to exercise their rights to convert      shares of preferred
stock into      shares of our common stock upon the closing of this offering.
The      shares of common stock that will be held by the Morgan Stanley investors when their shares of our preferred stock are converted upon completion of this offering will be entitled to certain registration rights. See "Underwriters." We plan to use a portion of the proceeds of this offering to redeem the shares of our preferred stock remaining outstanding after the Morgan Stanley investors exercise their conversion rights. See "Use of Proceeds."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

OVERVIEW

     In the normal course of business, we provide private telecommunications network services to companies in which the following entities have an interest:

     - Corporacion IMPSA S.A. (CORIM), a corporation for which Mr. Enrique Pescarmona serves as the Chairman of the board of directors

     - members of the Pescarmona family (including Mr. Enrique Pescarmona, Mr. Lucas Pescarmona and Ms. Sofia Pescarmona, members of our board of directors)

     - El Sitio, a corporation in which

      -- affiliates of Mr. Roberto Vivo and Mr. Ricardo Verdaguer have equity interests

      -- Mr. Roberto Vivo is Chairman of the board of directors

      -- Mr. Ricardo Verdaguer is a director

     - affiliates of the Suramericana Group

     Total telecommunications services provided by us during 1998 and the first half of 1999 to:

     - companies in which CORIM or members of the Pescarmona family have an interest totaled approximately $1.7 million

     - El Sitio subsidiaries totaled approximately $468,000

     - companies affiliated with the Suramericana Group totaled approximately $13.2 million

     We hold a 74.2% equity interest in IMPSAT Colombia, and the Suramericana Group holds a 24.6% equity interest in IMPSAT Colombia. The Suramericana Group also holds a 25% equity interest in IMPSAT Venezuela.

     The following is a description of our most significant transactions with entities affiliated with CORIM, the Suramericana Group and El Sitio during 1998 and the first six months of 1999. Although we believe that transactions with our affiliates are generally conducted on an arm's length basis, conflicts of interest are inherent in these transactions.

CORIM

     IMPSAT Argentina provides telecommunications services to:

     - IMPSA, a company controlled by CORIM. IMPSA produces heavy steel capital goods, including hydromechanical equipment and cranes and engages in other businesses including auto parts manufacturing and general environmental services. Telecommunications services provided to IMPSA during 1998 and the first six months of 1999 totaled approximately $200,000. During the same period, IMPSA provided services to IMPSAT Argentina totaling approximately $220,000.

     - TCA, a company controlled by CORIM and IMPSA. TCA produces wire harnesses for automobile electrical systems and coil springs for automobile suspension systems in Argentina and Brazil. Telecommunications services provided to TCA during 1998 and the first six months of 1999 totaled approximately $100,000.

     - Buenos Aires al Pacifico San Martin S.A. (BAPSA), a company controlled by CORIM and IMPSA prior to its sale to an unaffiliated group in May 1999. BAPSA operates the San Martin Railway between Buenos Aires and the Cuyo region in central-western Argentina and provides cargo transportation services along the San Martin Railway. Telecommunications services provided to BAPSA during 1998 and the first six months of 1999 totaled approximately $842,000.

     - Mercantil Andina S.A., an insurance company owned by CORIM and members of the Pescarmona family. Telecommunications services provided to Mercantil Andina S.A. during 1998 and the first six months of 1999 totaled approximately $494,000. In addition, Mercantil Andina acts from time to time as an insurance broker and an insurer for IMPSAT Argentina. IMPSAT Argentina paid premiums to Mercantil Andina totaling approximately $621,000.

SURAMERICANA GROUP

     Representatives of the Suramericana Group serve as directors of IMPSAT Colombia and IMPSAT Venezuela. During 1998 and the second quarter of 1999, the total amount of telecommunications services rendered to the Suramericana Group totaled approximately $13.2 million, the most significant of which were as follows:

                                                                   VALUE OF
                                                                   SERVICES
                                                               -----------------
Suramericana de Seguros (insurance).........................      $1,169,000
Corporacion Financiera Nacional y Suramericana S.A.
  (Corfinsura) (finance)....................................         301,000
Susalud (health services)...................................         124,000
Sufinanciamiento (finance)..................................         263,000
Proteccion (pension fund)...................................         399,000
Suleasing (finance).........................................         162,000
Corporacion Nacional de Ahorro y Vivienda (finance).........       3,010,000
Suvalor (insurance).........................................         254,000
Industrias Noel (food products).............................         711,000
Acerias Paz del Rio (steel works)...........................         151,000
Suratep (insurance).........................................         137,000
Sodexho Pass (food service).................................         405,000
Almacenes Exito (food products).............................         274,000
BanColombia (finance).......................................       4,704,000

     During 1998 and the first half of 1999, IMPSAT Venezuela provided telecommunications services to several companies within the Suramericana Group, including Industrias Alimenticias Noel de Venezuela S.A. and Industrias Alimenticias Hermo de Venezuela S.A., which totaled approximately $180,000, and to Cadena de Tiendas Venezolanas S.A., which totaled approximately $1.1 million.

     Corfinsura and BanColombia are creditors of IMPSAT Colombia. As of June 30, 1999, IMPSAT Colombia was indebted to Corfinsura in the amount of approximately $15.6 million and to BanColombia in the amount of approximately $22.9 million. The total interest paid for 1998 and the first half of 1999 was approximately $3.0 million.

     Suramericana de Seguros acts from time to time as an insurance broker and an insurer for IMPSAT Colombia. IMPSAT Colombia paid premiums to Suramericana de Seguros totaling approximately $776,000 in 1998 and the first half of 1999.

     Certain other companies within the Suramericana Group, including Suleasing, provide financial leasing services to IMPSAT Colombia. Our total indebtedness to Suleasing as of June 30, 1999 was approximately $4.5 million and the total interest paid in 1998 and the first half of 1999 was approximately $510,000.

     Other payments made by IMPSAT Colombia to companies of Suramericana Group in 1998 and the first half of 1999 included: payments of approximately $485,000 to Proteccion for pension fund services; Susalud, had total payments of approximately $309,000 for health benefit services and payments of approximately $408,000 to Sodexho Pass for employee luncheon services.

EL SITIO

     We provide telecommunications services to El Sitio. During 1998 and the first half of 1999, the total value of telecommunications services we rendered to El Sitio was approximately $468,000. During the same period, El Sitio charged $165,000 for advertising services on their Web pages.

     On August 4, 1999, we entered into an agreement with El Sitio for the sale of our retail Internet businesses in Argentina, Brazil and Colombia for approximately $21.5 million and our purchase of shares of El Sitio's 8% convertible redeemable preferred stock for $21.5 million. Those shares will represent approximately a 19% interest in El Sitio's fully diluted capital stock. In connection with these transactions, El Sitio will enter into telecommunications services agreements with IMPSAT Argentina, IMPSAT Brazil and IMPSAT Colombia under which these entities will provide El Sitio with telecommunication networks to access the Internet backbone. El Sitio, a British Virgin islands corporation, is an Internet content and Internet service provider headquartered in Argentina that has operations in Brazil, Mexico, Uruguay and the United States.

MORGAN STANLEY INVESTORS

     We paid commissions to Morgan Stanley of $5.9 million in 1998 in connection with the placement of our $225 million of 12 3/8% notes.

     Series A Preferred Stock Issuance. Pursuant to a series of transactions, on March 19, 1998, we issued and sold $125 million of our preferred stock to the Morgan Stanley investors.

     The preferred stock was convertible into 25% of our common stock on the date of issuance. The following are some of the principal features of the preferred stock:

     - cumulative dividends at the rate of 10% per annum, compounded quarterly and, with certain exceptions, payable in kind

     - mandatorily redeemable in cash by us at maturity (ten years after issuance), plus accrued and unpaid dividends

     - callable by us under certain circumstances, in whole, at 100% of the principal amount, plus accrued and unpaid dividends

     - convertible into our common stock at any time at the option of the holders (including upon a call by us), at a specified conversion rate, subject to certain antidilution rights

     - the right by Morgan Stanley investors holding a majority of the shares of preferred stock initially issued to appoint two directors to our board of directors as well as to immediately appoint half of the members of our board of directors upon the occurrence of certain specified events

     - the right by directors appointed by the Morgan Stanley investors to a veto over certain major corporate actions

     Conversion of Preferred Stock. The Morgan Stanley investors have informed
us that they plan to exercise their rights to convert           shares of our
preferred stock into           shares of our common stock upon the closing of
this offering. We plan to use a portion of the proceeds of this offering to redeem the shares of our preferred stock remaining outstanding after the Morgan Stanley investors exercise their conversion rights. See "Use of Proceeds." Upon the closing of this offering, the Morgan Stanley investors will be entitled to certain rights with respect to the shares of common stock issuable upon the conversion of the preferred stock. Some of the principal rights the Morgan Stanley investors will retain as holders of our common stock include the right to:

     - request that we sell their shares of our common stock in a public offering registered under the Securities Act, subject to certain conditions

     - include the common stock held by the Morgan Stanley investors in a public offering by us registered under the Securities Act, subject to certain conditions

     - appoint one member of our board of directors for so long as the Morgan Stanley investors hold at least 5% of the common stock

BRITISH TELECOMMUNICATIONS

     On March 11, 1999, a share purchase agreement and related agreements were entered into among IMPSAT, Nevasa Holdings and Nunsgate Limited, a wholly owned subsidiary of British Telecommunications. Pursuant to the share purchase agreement, we agreed to issue 20,158,528 newly issued shares of our common stock to Nunsgate Limited for $125 million, and Nevasa Holdings agreed to sell 4,031,706 shares of our common stock to British Telecommunications for $25 million. These transactions were consummated on April 19, 1999.

     We are a party to a shareholders agreement with Nevasa Holdings and British Telecommunications dated as of March 10, 1999, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part. Pursuant to the terms of this shareholders agreement, as long as British Telecommunications owns 15% of our outstanding common stock (as determined on a fully-diluted basis) and subject to certain conditions, British Telecommunications has the right to appoint two members of our board of directors.

     As long as British Telecommunications owns 10% of our outstanding common stock (as determined on a fully-diluted basis) and subject to certain conditions, British Telecommunications has the right to:

     - consult with management on matters relating to us

     - inspect our books and records

     - inspect our properties and operations

     As long as British Telecommunications owns 5% of our outstanding common stock (as determined on a fully-diluted basis), British Telecommunications has the right to:

     - request that we sell shares of common stock in a public offering registered under the Securities Act, subject to certain conditions

     - include common stock held by British Telecommunications in a public offering of our common stock registered under the Securities Act, subject to certain conditions

     - appoint one member to our board of directors

                        DESCRIPTION OF OUR INDEBTEDNESS

     The following is a summary of the material provisions of agreements governing some of our indebtedness. This summary is subject to, and qualified in its entirety by reference to, all of the provisions of these agreements, including the definition of certain terms therein. Terms used and not defined herein have the meanings given to them in the documents described herein. Copies of these agreements are available from us upon request.

     In July 1996, we completed the offering of our $125 million principal amount of 12 1/8% Senior Notes due 2003, of which an aggregate of $125 million in principal amount is outstanding as of the date hereof. The 12 1/8% notes bear interest at the rate of 12 1/8% per annum payable semi-annually in cash on January 15 and July 15 of each year. The 12 1/8% notes have the benefit of a guarantee issued on a senior unsecured basis by IMPSAT Argentina.

     In June 1998, we completed our offering of our $225 million principal amount of 12 3/8% Senior Notes due 2008, of which an aggregate of $225 million in principal amount is outstanding as of the date of this prospectus. The
12 3/8% notes bear interest at the rate of 12 3/8% per annum payable semi-annually in cash on June 15 and December 15 of each year.

     The indentures under which our notes were issued contain a number of covenants which, among other things:

     - restrict our ability to consolidate, merge or sell all or substantially all of our assets

     - create restrictions on the ability of our restricted subsidiaries to make certain payments, issue or sell stock of certain subsidiaries, and enter into transactions with stockholders or affiliates

     These indentures also restrict our and our restricted subsidiaries' ability to:

     - incur additional indebtedness

     - create liens

     - engage in sale-leaseback transactions

     - make restricted payments

     - sell assets

                             PRINCIPAL STOCKHOLDERS

     The following table and the accompanying notes show certain information concerning the beneficial ownership of our capital stock as of September 30, 1999 by:

     - each person who owned of record, or was known to own beneficially, more than five percent of any class of our capital stock

     - each director

     - each executive officer

     - all directors and executive officers as a group

     Except as otherwise indicated, each person listed in the table has informed us that they have sole voting and investment power with respect to their shares of our capital stock and record and beneficial ownership with respect to their shares of our capital stock. The number of shares beneficially owned is determined on an as-converted basis, assuming the conversion of all issued and
outstanding shares of our preferred stock into common stock. As of             ,
1999, each share of our preferred stock was convertible into           shares of
our common stock, or a total of           shares of common stock.

                                                        SHARES BENEFICIALLY   SHARES BENEFICIALLY
                                                          OWNED PRIOR TO          OWNED AFTER
                                                           THIS OFFERING         THIS OFFERING
                                                        -------------------   -------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                     NUMBER    PERCENT     NUMBER    PERCENT
------------------------------------                    --------   --------   --------   --------
COMMON STOCK
Beneficial Owners of more than 5%
Nevasa Holdings Ltd.(1)...............................               57.2%                     %
  Vanderpool Plaza
  Wickham Cay I
  Road Town
  Tortola, British Virgin Islands
Princes Gate Investors II, L.P.(2)....................               18.8
Morgan Stanley Global Emerging Markets Private
  Investment Fund, L.P.(3)............................                4.7
Nunsgate Limited
Queen Victoria Street
Queen Victoria House
Douglas Im12lS
Isle of Man...........................................               19.3
Directors and Executive Officers(1)...................        0         0           0         0
All Directors and Officers as a Group (24
  persons)(1).........................................        0         0           0         0

PREFERRED STOCK
Beneficial Owners of more than 5%
Princes Gate Investors II, L.P.(4)....................   20,000        80           0         0
Morgan Stanley Global Emerging Markets Private
  Investment Fund, L.P.(5)............................    5,000        20           0         0
Directors and Executive Officers(1)...................        0         0           0         0
All Directors and Officers as a Group (24
  persons)(1).........................................        0         0           0         0

---------------

(1) Nevasa Holdings is controlled by CORIM, Militello Ltd. and Rotling International Corporation.

    - CORIM, an Argentine corporation that holds an 82.5% equity interest in Nevasa Holdings through its wholly owned British Virgin Island subsidiary, Telecommunication Worldwide Inc., is controlled by Mr. Enrique Pescarmona, the Chairman of our board of directors, and other members of the Pescarmona family. CORIM is a holding company for businesses engaged in a variety of activities including property, casualty and other insurance, heavy-steel capital goods, manufacturing auto parts and environmental services.

    - Militello Ltd., a British Virgin Islands corporation, holds an 11.6% equity interest in Nevasa Holdings and is controlled by Mr. Roberto Vivo, our Deputy Chief Executive Officer.

    - Rotling International Corporation, a British Virgin Islands corporation, holds a 5.8% equity interest in Nevasa Holdings and is controlled by Mr. Ricardo Verdaguer, our President and Chief Executive Officer.

(2) Determined on an as-converted basis, assuming the conversion of 20,000
    shares of preferred stock, which were convertible into         shares of
    common stock on           , 1999, owned by Princes Gate and affiliates of
    Princes Gate over which Princes Gate has sole voting power.

(3) Determined on an as-converted basis, assuming the conversion of 5,000 shares
    of preferred stock, which were convertible into         shares of common
    stock on           , 1999, owned by MSGEM and Morgan Stanley Global Emerging
    Markets Private Investors, L.P. over which MSGEM has sole voting power.

(4) These shares of preferred stock include 2,857 shares owned by certain affiliates of Princes Gate over which Princes Gate has sole voting and dispositive power. The business address of Princes Gate is Princes Gate Investors II, L.P., 1585 Broadway, 36th Floor, New York, NY 10036. Mr. Stephen Munger, who is the president of PG Investors II, Inc., the general partner of Princes Gate and Princes Gate's designee to our board of directors, disclaims voting or dispositive power over the shares of preferred stock owned by Princes Gate and its affiliates.

(5) These shares of preferred stock include 4,712 shares owned by MSGEM and 288 shares owned by Morgan Stanley Global Emerging Markets Private Investors, L.P. MSGEM, which is a subsidiary of Morgan Stanley, manages the investment in, and has sole voting power over, the shares of preferred stock owned by each person comprising the MSGEM Fund. The business address of each of such persons is c/o Morgan Stanley Global Emerging Markets Private Investment Fund, L.P., 1221 Avenue of the Americas, 33rd Floor, New York, NY 10020. Mr. Jeronimo Bosch who is an associate at Morgan Stanley Dean Witter Private Equity and MSGEM's designee to our board of directors, disclaims voting or dispositive power over the shares of preferred stock owned by MSGEM.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary information is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the Registration Statement of which this prospectus is a part. See "Where You Can Find More Information."

     Upon completion of this offering, our authorized capital stock will consist
of           shares of common stock, par value $     per share, of which
          shares of common stock will be issued and outstanding. Prior to this
offering, there were           shares of common stock outstanding held by three
persons.

     Prior to this offering, there has been no public market for our common stock. See "Risk Factors -- There is no prior public market for our common stock and our stock price may be volatile."

COMMON STOCK

     Voting Rights. Our certificate of incorporation will provide that holders of our common stock are entitled to one vote per share held of record on all matters submitted to a vote of stockholders. Our principal stockholders have entered into a shareholders' agreement that governs the voting of the common stock held by them.

     Dividends. Each holder of common stock on the applicable record date is entitled to receive dividends if, as and when declared by our board of directors. Under Delaware law, a corporation may declare and pay dividends out of surplus, or if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding year. No dividends may be declared, however, if the capital of the corporation has been diminished by depreciation in the value of its property, losses or otherwise to an amount less than the aggregate amount of capital represented by any issued and outstanding stock having a preference on the distribution of assets.

     Other Rights. Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on our liquidation, dissolution or winding up. No shares of our common stock are subject to conversion, redemption or a sinking fund. All outstanding shares of our common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

     Transfer Agent and Registrar. The transfer agent and registrar for our common stock is The Bank of New York.

PREFERRED STOCK

     Our board of directors has the authority to issue           shares of
preferred stock in one or more series and to fix rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of shares of preferred stock (and the board's ability to do so) may have the effect of delaying, deferring or preventing a change in control of IMPSAT without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     Some of the provisions of our certificate of incorporation and bylaws summarized below may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including an attempt that might result in the receipt of a premium over the market price for the shares held by stockholders.

     Upon the closing of the offering, our amended bylaws will contain provisions requiring that advance notice be delivered to us of any business to be brought by a stockholder before an annual or special meeting of stockholders and providing for certain procedures to be followed by stockholders in nominating persons for election to our board of directors. Generally, these advance notice provisions require that the stockholder must give written notice to the secretary of our company in the case of an annual meeting:

     - not less than 45 days nor more than 100 days before the first anniversary of the date on which the company first mailed its proxy materials for the preceding year's annual meeting of stockholders

     - advanced or delayed by more than 30 days from the preceding year's annual meeting of stockholders, not less than 90 days prior to the scheduled date of the annual meeting or, if later, 10 days after the first public announcement of the date of the meeting

     - not less than 90 days, or, if later, 10 days after the first public announcement of the date of the special meeting, nor more than 120 days prior to the scheduled date of the special meeting

     The notice must set forth specific information regarding the stockholder giving the notice and each director nominee or other business proposed by the stockholder, as applicable, as provided in our bylaws. Generally, only business set forth in the notice for a special meeting of stockholders may be conducted at a special meeting.

     Except as provided in a securityholders agreement dated as of March 19, 1998 and a shareholders agreement dated as of March 10, 1999, our bylaws will provide that special meetings of stockholders may be called only by the Chairman of the board of directors or pursuant to a resolution adopted by a majority of the board of directors, but may not be called by stockholders.

     In accordance with our restated certificate of incorporation, our amended bylaws will provide that except as provided in the securityholders agreement dated as of March 19, 1998 and the shareholders agreement dated as of March 10, 1999, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the board of directors.

     Our certificate of incorporation will provide for a classified board of directors, consisting of three classes. Each class will hold office until the third annual stockholders meeting for election of directors following the most recent election of that class, except that the initial terms of the three classes expire in 2000, 2001 and 2002.

     Subject to the rights of the Morgan Stanley investors and British Telecommunications to elect and remove directors under specified circumstances, a director of our company may be removed only for cause by an affirmative vote of the holders of at least a majority of the voting power of all of our outstanding shares generally entitled to vote in the election of directors, voting together as a single class. Vacancies on our board may only be filled by the affirmative vote of a majority of the remaining directors.

     Our restated certificate of incorporation will provide that stockholders may not act by written consent in lieu of a meeting.

     In general, our restated certificate of incorporation may be altered or repealed and new certificate of incorporation adopted by the holders of a majority of the voting stock or by a majority of the board of directors. However, certain provisions, including those relating to the number of directors constituting the board of directors, the limitation of actions by stockholders taken by written consent, the calling of special stockholder meetings, other stockholder actions and proposals and certain matters related to our board, may be amended only by the affirmative vote of the holders of at least 80% of the total voting stock.

     We are a Delaware corporation and subject to Section 203 of the Delaware General Corporate Law, or DGCL. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time a stockholder became an interested stockholder unless, as described below, certain conditions are satisfied. See "-- Limitations on Changes of Control of Our Company" below. The prohibitions in Section 203 of the DGCL do not apply if the following occur:

     - prior to the time the stockholder became an interested stockholder, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of our company outstanding at the time the transaction commenced

     - at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by our board of directors and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder

     Under Section 203 of the DGCL, a "business combination" includes the following:

     - any merger or consolidation of our company with the interested stockholder

     - any sale, lease, exchange or other disposition, except proportionately as a stockholder of our company, to or with the interested stockholder of assets of our company having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of our company or the aggregate market value of all the outstanding stock of our company

     - certain transactions resulting in the issuance or transfer by our company of our stock to the interested stockholder

     - certain transactions involving our company which have the effect of increasing the proportionate share of the stock of any class or series of our company which is owned by the interested stockholder

     - certain transactions in which the interested stockholder receives financial benefits provided by us

     Under Section 203 of the DGCL, an "interested stockholder" generally is one of the following:

     - any person that owns 15% or more of the outstanding voting stock of our company

     - any person that is an affiliate or associate of our company and was the owner of 15% or more of the outstanding voting stock of our company at any time within the three-year period prior to the date on which it is sought to be determined whether that person is an interested stockholder

     - the affiliates or associates of that person

     Because Nevasa, the Morgan Stanley investors and British Telecommunications each will own more than 15% of our voting stock prior to the time that we become a public company and upon completion of the equity offering, Section 203 of the DGCL by its terms is currently not applicable to business combinations with

Nevasa, the Morgan Stanley investors or British Telecommunications although Nevasa, the Morgan Stanley investors and British Telecommunications each own 15% or more of our outstanding stock. If any other person acquires 15% or more of our outstanding stock, that person will be subject to the provisions of Section 203 of the DGCL.

LIMITATIONS ON CHANGES OF CONTROL OF OUR COMPANY

     The provisions of our certificate of incorporation and by-laws described above, as well as the stockholder rights plan and the provisions of Section 203 of the DGCL, could have the following effects, among others:

     - delaying, deferring or preventing a change in control

     - delaying, deferring or preventing the removal of existing management

     - deterring potential acquirers from making an offer to our stockholders

     - limiting any opportunity of our stockholders to realize premiums over prevailing market prices of our common stock in connection with offers by potential acquirers

     Any of the above could occur, notwithstanding that a majority of our stockholders might benefit from such a change in control or offer.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering we will have           shares of common
stock outstanding. Of this amount, the shares offered hereby will be available for immediate sale in the public market as of the date hereof. An additional shares of common stock are issuable upon the exercise of outstanding
options under our stock option plan at exercise prices of           and
          . Of this amount, no options are presently exercisable.

     In addition, after this offering we believe that we will have greater flexibility in consummating acquisitions and/or strategic alliances and may use shares of our common stock as an alternative form of consideration in such transactions.

     We, along with our directors and executive officers and our existing stockholders, have agreed pursuant to the underwriting agreement and other agreements that we will not sell any common stock without the prior consent of Morgan Stanley & Co. Incorporated for a period of 180 days from the date of this
prospectus. Approximately           additional shares will be available for sale
following the expiration of the 180-day lockup period.

     The outstanding shares of common stock not issued in connection with this offering are available for sale in the public market, subject to the 180-day lockup period and compliance with the requirements of Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

     - 1% of the then outstanding shares of common stock

     - the average weekly trading volume during the four calendar weeks preceding the sale, subject to the filing of a Form 144 with respect to the sale

     A person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the foregoing volume limitations. Persons deemed to be affiliates must always sell pursuant to the volume limitations under Rule 144, even after the applicable holding periods have been satisfied. We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors.

     We intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under our stock option plan, thus permitting the resale of these shares by nonaffiliates in the public market without restriction under the Securities Act. We intend to register these shares on Form S-8, as of the date of this prospectus.

     The           shares of our common stock that will be held by the Morgan
Stanley investors after           shares of our preferred stock are converted
upon completion of this offering and the           and           shares of
common stock held by Nevasa Holdings and British Telecommunications, respectively, will be entitled to certain registration rights. These shares of common stock that will be entitled to registration rights are referred to by us as the Registrable Shares. If we propose to register any of our securities under the Securities Act, the holders of the Registrable Shares will be entitled to notice thereof, and subject to restrictions, to include their Registrable Shares in the registration. In addition, immediately following the consummation of this offering, the Morgan Stanley investors, Nevasa Holdings and British Telecommunications may make demands that we file a registration statement under the Securities Act, subject to conditions and limitations.

     Sales of a substantial number of shares of common stock after this offering (or the perception that they might occur) could adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. See "Risks Factors -- Shares of our common stock becoming available for sale could adversely affect the market price of our common stock and may impair the ability to raise capital through the sale of additional stock."

               CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

GENERAL

     The following is a general discussion of U.S. federal income and estate tax consequences of the ownership and disposition of our common stock that may be relevant to you if you are a non-U.S. holder. For purposes of this summary, a non-U.S. holder is a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

     - a nonresident alien individual

     - a foreign corporation

     - a nonresident alien fiduciary of a foreign estate or trust or

     - a foreign partnership one or more of the members of which is, for U.S. federal income tax purposes, a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign estate or trust

     This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances and does not address any foreign, state or local tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code, Treasury regulations and administrative and judicial interpretations as of the date of this prospectus. All of these are subject to change, possibly with retroactive effect, or different interpretations. If you are considering buying our common stock you should consult your own tax advisor about current and possible future tax consequences of holding and disposing of our common stock in your particular situation.

DISTRIBUTIONS

     At present, we do not anticipate paying dividends. If we do pay distributions on our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent our distributions exceed our current or accumulated earnings and profits, the distributions will constitute a return of capital that is applied against and will reduce your basis in our common stock (but not below zero), and then will be treated as gain from the sale of the stock. Unless we are an 80/20 company, as described below, dividends paid to you that are not effectively connected with your United States trade or business or, if a tax treaty applies, are not attributable to a permanent establishment that you maintain in the United States will (to the extent paid out of earnings and profits) be subject to U.S. withholding tax at a 30 percent rate or, if a tax treaty applies, a lower rate specified by the treaty. To receive a reduced treaty rate, you must furnish to us or our paying agent a duly completed Form 1001 or Form W-8BEN (or substitute form) certifying to your qualification for a lower rate.

     An exception from withholding exists if at least 80 percent of the gross income derived by a corporation during the applicable testing period qualifies as "active foreign business income," either directly or through the corporation's subsidiaries (an 80/20 company). If we are an 80/20 company, the proportion of our dividends equal to our total gross income from foreign sources over our total gross income will be exempt from the 30 percent withholding tax. We believe that we qualify as an 80/20 company. However, the 80 percent test for active foreign business income is applied on a periodic basis, and our operations and business plans may change in subsequent taxable years. Therefore, we cannot assure you that we will remain an 80/20 company and that this exception from withholding will remain available.

     Subject to the discussion regarding 80/20 companies above, withholding is generally imposed on the gross amount of a distribution, regardless of whether we have sufficient earnings and profits to cause the distribution to be a dividend for U.S. federal income tax purposes. However, withholding on distributions made after December 31, 2000 may be on less than the gross amount of the distribution if the distribution exceeds a reasonable estimate we make of our accumulated and current earnings and profits.

     Dividends that are effectively connected with your conduct of a trade or business within the United States or, if a tax treaty applies, are attributable to your U.S. permanent establishment, are exempt from U.S. federal withholding tax, provided that you furnish to us or our paying agent a duly completed Form 4224 or Form W-8ECI (or substitute form) certifying the exemption. However, dividends exempt from U.S. withholding because they are effectively connected or they are attributable to a U.S. permanent establishment are subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30 percent rate or a lower rate specified by an applicable income tax treaty.

     Under current U.S. Treasury regulations, dividends paid before January 1, 2001 to an address outside the United States are presumed to be paid to a resident of the country of address for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, U.S. Treasury regulations applicable to dividends paid after December 31, 2000 eliminate this presumption, subject to certain transition rules.

     For dividends paid after December 31, 2000, you generally will be subject to U.S. backup withholding tax at a 31 percent rate under the backup withholding rules described below, rather than at a 30 percent rate or a reduced rate under an income tax treaty, as described above, unless you comply with certain Internal Revenue Service certification procedures (in general, by providing a duly completed Form W-8BEN) or, in the case of payments made outside the United States with respect to an offshore account, certain IRS documentary evidence procedures. Further, to claim the benefit of a reduced rate of withholding under a tax treaty for dividends paid after December 31, 2000, you must comply with certain modified IRS certification requirements. Special rules also apply to dividend payments made after December 31, 2000 to foreign intermediaries, U.S. or foreign wholly owned entities that are disregarded for U.S. federal income tax purposes and entities that are treated as fiscally transparent in the United States, the applicable income tax treaty jurisdiction, or both. You should consult your own tax advisor concerning the effect, if any, of the rules affecting post-December 31, 2000 dividends on your possible investment in our common stock.

     You may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund along with the required information with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

     You generally will not be subject to U.S. federal income tax with respect to gain you recognize on a sale or other disposition of our common stock unless one of the following applies:

     - The gain is effectively connected with your trade or business in the United States and, if a tax treaty applies, the gain is attributable to your U.S. permanent establishment. In this case, you will, unless an applicable treaty provides otherwise, be taxed on your net gain derived from the sale at regular graduated U.S. federal income tax rates. If you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30 percent of your effectively connected earnings and profits within the meaning of the Internal Revenue Code for the taxable year, as adjusted for certain items, unless you qualify for a lower rate under an applicable income tax treaty and duly demonstrate such qualification.

     - You are an individual, you hold our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the disposition, and certain other conditions are met. In this case, you will be subject to a flat 30 percent tax on the gain derived from the sale, which may be offset by certain U.S. capital losses.

     - We are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period during which you held our common stock. We believe that we never have been and are not a U.S. real property holding corporation for U.S. federal income tax purposes. Although we consider it unlikely based on our current business plans and operations, we may or may not become a U.S. real property holding corporation. Even if we were to become a U.S. real property holding corporation, any gain you recognize still would not be subject to U.S. federal income tax if our common stock were considered to be "regularly traded on an established securities market" and you did not own, actually or constructively, at any time during the shorter of the periods described above, more than five percent of a class of our common stock.

FEDERAL ESTATE TAX

     If you are an individual, common stock you hold at the time of your death will be included in your gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Under U.S. Treasury regulations, we must report annually to the IRS and to you the amount of dividends paid to you and the tax withheld with respect to such dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Pursuant to an applicable tax treaty, information may also be made available to the tax authorities in the country in which you reside.

     U.S. federal backup withholding generally is a withholding tax imposed at the rate of 31 percent on certain payments to persons that fail to furnish certain required information. Backup withholding generally will not apply to dividends paid before January 1, 2001 to non-U.S. holders. See the discussion under "Distribution" above for rules regarding reporting requirements to avoid backup withholding on dividends paid after December 31, 2000.

     As a general matter, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the proceeds of a sale of our common stock effected outside the United States. However, information reporting requirements, but not backup withholding, will apply to a payment by or through a foreign office of a broker of the proceeds of a sale of our common stock effected outside the United States if that broker:

     - is a U.S. person for U.S. federal income tax purposes

     - is a foreign person that derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the United States

     - is a "controlled foreign corporation" as defined in the Internal Revenue Code or

     - is a foreign partnership with certain U.S. connections (for payments made after December 31, 2000)

     Information reporting requirements will not apply in the above cases if the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met or the holder otherwise establishes an exemption.

     Payment by or through a U.S. office of a broker of the proceeds of a sale of our common stock is subject to both backup withholding and information reporting unless you certify to the payor in the manner required as to your status as a non-U.S. holder under penalties of perjury or otherwise establish an exemption.

     Amounts withheld under the backup withholding rules do not constitute a separate U.S. federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against your U.S. federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.

     THE FOREGOING DISCUSSION IS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO YOU OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF OUR COMMON STOCK. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date hereof, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and Salomon Smith Barney Inc. are acting as representatives, have severally agreed to purchase, and IMPSAT has agreed to sell to them, severally, the respective number of shares of common stock shown opposite the names of the underwriters below:

                                                                NUMBER
NAME                                                          OF SHARES
----                                                          ----------
Morgan Stanley & Co. Incorporated...........................
Goldman, Sachs & Co. .......................................
Salomon Smith Barney Inc....................................
                                                              ----------
  Total.....................................................
                                                              ==========

     The underwriters are offering the shares of common stock subject to their acceptance of the shares from IMPSAT and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby (other than those covered by the underwriters' over-allotment option described below) if any of these shares are taken.

     All shares of common stock to be purchased by the underwriters under the underwriting agreement are referred to herein as the "shares."

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession
not in excess of $     a share under the public offering price. Any underwriter
may allow, and such dealers may reallow, a concession not in excess of $     a
share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

     IMPSAT has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional shares of common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered hereby. To the extent this option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to the underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total
price to the public would be $     , the total underwriters' discounts and
commissions would be $     and total proceeds to IMPSAT would be $          .

     The underwriters have informed IMPSAT that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

     Each of IMPSAT and the directors, executive officers and certain other stockholders of IMPSAT has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or

     - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

     The restrictions described in the previous paragraph do not apply to:

     - the sale of shares to the underwriters

     - the issuance by IMPSAT of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing or

     - transactions by any person other than IMPSAT relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering

     In order to facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with this offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of common stock in this offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     IMPSAT and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. Upon consummation of this offering, affiliates of Morgan Stanley & Co. Incorporated
will own approximately      % of the outstanding shares of common stock of
IMPSAT (     % if the underwriters' over-allotment option is exercised in full).

     Affiliates of Morgan Stanley & Co. Incorporated beneficially own more than 10% of the IMPSAT's preferred equity. Under the provisions of Rule 2720 of the Conduct rules of the National Association of Securities Dealers when an NASD member such as Morgan Stanley & Co. Incorporated distributes securities of a company in which it owns more than 10% of the company's preferred equity, the public offering price of the securities can be no higher than that recommended by the "qualified independent underwriter," as such term is defined in Rule
2720. In accordance with such requirements,             has agreed to serve as a
"qualified independent underwriter" and has conducted due diligence and has recommended a maximum price for the common stock.

     At IMPSAT's request, the underwriters will reserve up to           shares
of common stock to be issued by IMPSAT and offered hereby for sale, at the initial offering price, to directors, officers, employees, business associates and related persons of IMPSAT, who will agree to hold their shares for at least days after the date of this prospectus. This directed share program will be administered by Morgan Stanley & Co. Incorporated. The number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

     From time to time, Morgan Stanley & Co. Incorporated has provided, and continues to provide, investment banking services to IMPSAT for which they have received customary fees and commissions.

PRICING OF THIS OFFERING

     Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between IMPSAT and the representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects of IMPSAT and its industry in general, sales, earnings and certain other financial and operating information of IMPSAT in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of IMPSAT. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon by Arnold & Porter, Washington, D.C., counsel to IMPSAT. Certain legal matters will be passed upon for the underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Act, and, in accordance therewith, files reports and other information with the Commission. These reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at: Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials also can be obtained from the Public Reference Section of the Commission, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov. Our common stock has been approved for quotation on the Nasdaq National Market, and such reports, proxy and information statements and other information also can be inspected at the office of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     We have filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to IMPSAT and the common stock offered hereby, reference is made to the Registration Statement and the exhibits and the schedules filed as part of the Registration Statement. Statements contained in this prospectus concerning the contents of any contract or any other document to which this prospectus refers are not necessarily complete. Each such statement is qualified in all respects to any underlying contract or document filed as an exhibit to the Registration Statement. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report................................   F-2
Consolidated Balance Sheets as of December 31, 1997 and 1998
  and as of June 30, 1999...................................   F-3
Consolidated Statements of Operations for each of the Three
  Years in the Period Ended December 31, 1998 and for the
  Six Months Ended June 30, 1998 and 1999...................   F-4
Consolidated Statements of Comprehensive Loss for each of
  the Three Years in the Period Ended December 31, 1998 and
  for the Six Months Ended June 30, 1998 and 1999...........   F-5
Consolidated Statements of Stockholders' (Deficit) Equity
  for each of the Three Years in the Period Ended December
  31, 1998 and for the Six Months Ended June 30, 1999.......   F-6
Consolidated Statements of Cash Flows for each of the Three
  Years in the Period Ended December 31, 1998 and for the
  Six Months Ended June 30, 1998 and 1999...................   F-7
Notes to Consolidated Financial Statements..................   F-8

INDEPENDENT AUDITORS' REPORT

To the Shareholders of IMPSAT Corporation:

     We have audited the accompanying consolidated balance sheets of IMPSAT Corporation and its subsidiaries (the "Company") as of December 31, 1997 and 1998, and the related consolidated statements of operations, comprehensive loss, stockholders' equity (deficit) and of cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

     As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for license and permit costs in 1998.

Deloitte & Touche LLP

Miami, Florida
March 12, 1999

                IMPSAT CORPORATION AND CONSOLIDATED SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                                   DECEMBER 31,
                                                              ----------------------    JUNE 30,
                                                                1997        1998          1999
                                                              --------   -----------   -----------
                                                                         (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 10,439    $  90,021     $ 151,501
  Trade accounts receivable, net............................    36,596       46,974        54,094
  Other receivables.........................................    15,583       20,110        22,933
  Prepaid expenses..........................................     2,397        1,994         1,989
                                                              --------    ---------     ---------
         Total current assets...............................    65,015      159,099       230,517
                                                              --------    ---------     ---------
PROPERTY, PLANT AND EQUIPMENT, Net..........................   255,422      330,726       346,894
                                                              --------    ---------     ---------
NON-CURRENT ASSETS:
  Trade account receivables, net............................     5,143        5,143         5,143
  Investment................................................     4,178       10,708        10,402
  Deferred financing costs, net.............................     4,044       10,329         9,733
  Deferred income taxes, net................................                                3,248
  Intangible assets, net....................................     2,003        7,920        21,613
  Other non-current assets..................................     4,111        3,293         4,473
                                                              --------    ---------     ---------
         Total non-current assets...........................    19,479       37,393        54,612
                                                              --------    ---------     ---------
TOTAL.......................................................  $339,916    $ 527,218     $ 632,023
                                                              ========    =========     =========

                          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Accounts payable -- trade.................................  $ 25,289    $  32,416     $  33,546
  Short-term debt...........................................    50,189       19,262        21,007
  Current portion of long-term debt.........................    10,186       21,138        16,957
  Accrued liabilities.......................................     8,878       12,628        10,901
  Deferred income taxes, net................................       247          120            --
  Other liabilities.........................................     8,649       12,346        14,170
                                                              --------    ---------     ---------
         Total current liabilities..........................   103,438       97,910        96,581
                                                              --------    ---------     ---------
LONG-TERM DEBT, Net.........................................   159,677      379,292       388,784
                                                              --------    ---------     ---------
OTHER LONG-TERM LIABILITIES.................................     3,014        3,446        13,300
                                                              --------    ---------     ---------
COMMITMENTS AND CONTINGENCIES (Note 13)
MINORITY INTEREST...........................................    10,398       13,071        12,925
                                                              --------    ---------     ---------
REDEEMABLE PREFERRED STOCK, Convertible, Series A, 10%,
  cumulative dividend; 25,000 shares authorized, issued and
  outstanding; liquidation preference $5,674 per share......        --      135,018       141,853
                                                              --------    ---------     ---------
STOCKHOLDERS' EQUITY (DEFICIT):
  Common Stock $1 par value; 155,000,000 shares authorized;
    100,792,640 shares issued and outstanding at December
    31, 1997 and 1998, and 120,951,168 shares issued and
    outstanding at June 30, 1999, and          pro forma
    shares issued and outstanding...........................   100,793      100,793       120,951
  Additional paid in capital................................                              100,778
  Accumulated deficit.......................................   (37,404)     (71,391)     (109,339)
  Treasury stock, 25,198,160 shares, at cost................        --     (125,000)     (125,000)
  Amount paid in excess of carrying value of assets acquired
    from related party......................................        --       (5,395)       (5,111)
  Accumulated other comprehensive loss......................        --         (526)       (3,699)
                                                              --------    ---------     ---------
         Total stockholders' equity (deficit)...............    63,389     (101,519)      (21,420)
                                                              --------    ---------     ---------
TOTAL.......................................................  $339,916    $ 527,218     $ 632,023
                                                              ========    =========     =========

                See notes to consolidated financial statements.

                      IMPSAT CORPORATION AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
               (IN THOUSANDS, EXCEPT FOR LOSS PER SHARE AMOUNTS)

                                                                                      SIX MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,              JUNE 30,
                                                --------------------------------    --------------------
                                                  1996        1997        1998        1998        1999
                                                --------    --------    --------    --------    --------
                                                                                        (UNAUDITED)
NET REVENUES FROM SERVICES....................  $128,393    $161,065    $208,089    $ 93,651    $111,218
                                                --------    --------    --------    --------    --------
COST AND EXPENSES:
  Variable cost of services...................    21,494      27,333      36,369      13,747      20,341
  Leased telecommunications links.............    13,925      19,230      24,507      14,382      20,908
  Salaries, wages and benefits................    25,561      29,109      38,198      16,962      22,192
  Selling, general and administrative.........    23,030      33,356      45,199      20,798      22,781
  Depreciation and amortization...............    26,318      28,673      36,946      16,629      23,329
                                                --------    --------    --------    --------    --------
         Total cost and expenses..............   110,328     137,701     181,219      82,518     109,551
                                                --------    --------    --------    --------    --------
         Operating income.....................    18,065      23,364      26,870      11,133       1,667
                                                --------    --------    --------    --------    --------
OTHER INCOME (EXPENSES):
  Interest expense, net.......................   (23,185)    (24,272)    (44,698)    (17,191)    (28,106)
  Net gain (loss) on foreign exchange.........       910        (276)        675        (158)     (7,986)
  Other income (expense), net.................     1,035        (151)        760         498        (564)
                                                --------    --------    --------    --------    --------
         Total other expense..................   (21,240)    (24,699)    (43,263)    (16,851)    (36,656)
                                                --------    --------    --------    --------    --------
LOSS BEFORE INCOME TAXES, CUMULATIVE EFFECT
  AND MINORITY INTEREST.......................    (3,175)     (1,335)    (16,393)     (5,718)    (34,989)
(PROVISION FOR) BENEFIT FROM INCOME TAXES.....    (3,542)     (5,263)     (3,805)     (2,251)      4,017
                                                --------    --------    --------    --------    --------
LOSS BEFORE CUMULATIVE EFFECT AND MINORITY
  INTEREST....................................    (6,717)     (6,598)    (20,198)     (7,969)    (30,972)
CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING
  PRINCIPLE, NET OF TAX.......................        --          --      (1,269)     (1,269)         --
INCOME ATTRIBUTABLE TO MINORITY INTEREST......    (1,766)       (993)     (2,502)       (596)       (141)
                                                --------    --------    --------    --------    --------
NET LOSS BEFORE DIVIDENDS ON REDEEMABLE
  PREFERRED STOCK.............................    (8,483)     (7,591)    (23,969)     (9,834)    (31,113)
DIVIDENDS ON REDEEMABLE PREFERRED STOCK.......        --          --     (10,018)     (3,507)     (6,835)
                                                --------    --------    --------    --------    --------
NET LOSS ATTRIBUTABLE TO COMMON
  SHAREHOLDERS................................  $ (8,483)   $ (7,591)   $(33,987)   $(13,341)   $(37,948)
                                                ========    ========    ========    ========    ========
LOSS PER COMMON SHARE:
  BASIC AND DILUTED...........................  $  (0.13)   $  (0.09)   $  (0.43)   $  (0.16)   $  (0.44)
                                                ========    ========    ========    ========    ========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
  BASIC AND DILUTED...........................    64,526      89,272      79,794      83,994      85,674
                                                ========    ========    ========    ========    ========

                See notes to consolidated financial statements.

                      IMPSAT CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

                                                                            SIX MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,          JUNE 30,
                                            ----------------------------   -------------------
                                             1996      1997       1998       1997       1998
                                            -------   -------   --------   --------   --------
                                                                               (UNAUDITED)
NET LOSS..................................  $(8,483)  $(7,591)  $(33,987)  $(13,341)  $(37,948)
OTHER COMPREHENSIVE LOSS, net of tax:
  Foreign currency translation............       --        --       (526)        --     (3,173)
                                            -------   -------   --------   --------   --------
     Adjustment
Comprehensive loss........................  $(8,483)  $(7,591)  $(34,513)  $(13,341)  $(41,121)
                                            =======   =======   ========   ========   ========

                 See notes to consolidated financial statements

                      IMPSAT CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                                                                                                       AMOUNT PAID
                                                                                                                      IN EXCESS OF
                                                                                                                        CARRYING
                                                                                                                          VALUE
                                               COMMON STOCK                    ADDITIONAL                             OF NET ASSETS
                                          ----------------------    IMPSAT      PAID IN     ACCUMULATED   TREASURY    ACQUIRED FROM
                                            SHARES       STOCK     ARGENTINA    CAPITAL     DEFICIT(*)      STOCK     RELATED PARTY
                                          -----------   --------   ---------   ----------   -----------   ---------   -------------
BALANCE AT DECEMBER 31, 1995............   51,301,000   $ 51,301   $ 13,360                  $  (8,240)
  IMPSAT Argentina exchange (51%).......   26,450,000     26,450    (13,360)                   (13,090)
  Net loss for the year.................                                                        (8,483)
                                          -----------   --------   --------                  ---------
BALANCE AT DECEMBER 31, 1996............   77,751,000     77,751                               (29,813)
  IMPSAT Argentina exchange (43.5%)        23,041,640     23,042
  Additional capitalization IMPSAT
    Colombia and IMPSAT Venezuela.......
  Net loss for the year.................                                                        (7,591)
                                          -----------   --------   --------                  ---------
BALANCE AT DECEMBER 31, 1997............  100,792,640    100,793                               (37,404)
  Acquisition of treasury stock.........  (25,198,160)                                                    $(125,000)
  Acquisition of IMPSAT Brazil (Note
    2)..................................                                                                                 $(5,679)
  Change in minority interest, primarily
    related to the acquisition of Mandic
    S.A. (Note 2).......................
Dividends on redeemable preferred
  stock.................................                                                       (10,018)
Amortization of amount paid in excess of
  carrying value of net assets acquired
  from related party....................                                                                                     284
Foreign currency translation
  adjustment............................
Net loss for the year...................                                                       (23,969)
                                          -----------   --------   --------     --------     ---------    ---------      -------
BALANCE AT DECEMBER 31, 1998............   75,594,480    100,793                               (71,391)    (125,000)      (5,395)
  Dividends on redeemable preferred
    stock...............................                                                        (6,835)
  Common stock issuance.................   20,158,528     20,158                $100,778
  Amortization of amount paid in excess
    of Carrying value of net assets
    acquired from related party.........                                                                                     284
  Foreign currency translation
    adjustment..........................
  Net loss for the period...............                                                       (31,113)
                                          -----------   --------   --------     --------     ---------    ---------      -------
BALANCE AT JUNE 30, 1999 (unaudited)....   95,753,008   $120,951   $     --     $100,778     $(109,339)   $(125,000)     $(5,111)
                                          ===========   ========   ========     ========     =========    =========      =======


                                           ACCUMULATED
                                              OTHER
                                          COMPREHENSIVE               MINORITY
                                              LOSS          TOTAL     INTEREST
                                          -------------   ---------   --------
BALANCE AT DECEMBER 31, 1995............                  $  56,421   $ 28,495
  IMPSAT Argentina exchange (51%).......
  Net loss for the year.................                     (8,483)     1,766
                                                          ---------   --------
BALANCE AT DECEMBER 31, 1996............                     47,938     30,261
  IMPSAT Argentina exchange (43.5%)                          23,042    (22,393)
  Additional capitalization IMPSAT
    Colombia and IMPSAT Venezuela.......                                 1,537
  Net loss for the year.................                     (7,591)       993
                                                          ---------   --------
BALANCE AT DECEMBER 31, 1997............                     63,389     10,398
  Acquisition of treasury stock.........                   (125,000)
  Acquisition of IMPSAT Brazil (Note
    2)..................................                     (5,679)
  Change in minority interest, primarily
    related to the acquisition of Mandic
    S.A. (Note 2).......................                                   171
Dividends on redeemable preferred
  stock.................................                    (10,018)
Amortization of amount paid in excess of
  carrying value of net assets acquired
  from related party....................                        284
Foreign currency translation
  adjustment............................     $  (526)          (526)
Net loss for the year...................                    (23,969)     2,502
                                             -------      ---------   --------
BALANCE AT DECEMBER 31, 1998............        (526)      (101,519)    13,071
  Dividends on redeemable preferred
    stock...............................                     (6,835)
  Common stock issuance.................                    120,936
  Amortization of amount paid in excess
    of Carrying value of net assets
    acquired from related party.........                        284
  Foreign currency translation
    adjustment..........................      (3,173)        (3,173)      (287)
  Net loss for the period...............                    (31,113)       141
                                             -------      ---------   --------
BALANCE AT JUNE 30, 1999 (unaudited)....     $(3,699)     $ (21,420)  $(12,925)
                                             =======      =========   ========

------------

(*) Includes an appropriation of retained earnings amounting to $1,254, $1,410 and $1,622 in 1996, 1997 and 1998, respectively, to comply with legal reserve requirements in Argentina.

                IMPSAT CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                  SIX MONTHS ENDED
                                                                 YEARS ENDED DECEMBER 31,             JUNE 30,
                                                              -------------------------------   --------------------
                                                                1996       1997       1998        1998        1999
                                                              --------   --------   ---------   ---------   --------
                                                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................  $ (8,483)  $ (7,591)  $ (23,969)  $  (9,834)  $(31,113)
  Adjustments to reconcile net loss to net cash provided by
    (used in) operating activities, net of acquisition:
    Cumulative effect of a change in accounting principle...                            1,269       1,269
    Amortization and depreciation...........................    26,318     28,673      36,946      16,629     23,329
    Deferred income tax provision (benefit).................     3,012      4,964        (127)     (1,592)    (3,368)
    Income attributable to minority interest................     1,766        993       2,502         242       (146)
    Changes in assets and liabilities:
      Increase in trade accounts receivable, net............    (6,525)   (13,627)    (10,128)     (6,121)    (7,120)
      Decrease (increase) in prepaid expenses...............    (1,406)     1,671          75        (723)         5
      Increase in other receivables and other non-current
        assets..............................................    (6,647)    (4,678)     (1,443)       (436)    (5,231)
      Increase (decrease) in accounts payable -- trade......       (41)     4,627       4,204       7,497      3,004
      Increase in accrued and other liabilities.............     4,340      1,526       6,979      10,711         97
      Increase (decrease) in other long-term liabilities....    (2,491)       581         432         696     (1,392)
                                                              --------   --------   ---------   ---------   --------
        Net cash provided by (used in) operating
          activities........................................     9,843     17,139      16,740      18,338    (21,935)
                                                              --------   --------   ---------   ---------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment................   (53,648)   (55,028)   (107,461)    (48,226)   (40,338)
  Cash paid in Mandic S.A. acquisition, net.................                           (8,485)     (6,307)
  Cash paid in IMPSAT Brazil merger.........................                           (5,679)     (5,100)
  Increase in investment....................................               (3,052)     (6,530)     (5,001)       306
  Capitalized license and permit costs......................       (33)
                                                              --------   --------   ---------   ---------   --------
        Net cash used by investing activities...............   (53,681)   (58,080)   (128,155)    (64,634)   (40,032)
                                                              --------   --------   ---------   ---------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net (payments on) borrowings from short-term debt.........   (28,483)    18,337     (31,358)     15,036      1,745
  Capital contribution from minority interest...............                1,537
  Proceeds from long-term debt, net of deferred financing
    costs...................................................   132,888     10,483     228,097     228,097     16,681
  Repayments of long-term debt..............................   (37,888)    (7,872)     (5,216)     (6,638)   (12,742)
  Proceeds from issuance of common stock, net...............                                                 120,936
  Acquisition of treasury stock.............................                         (125,000)   (125,000)
  Proceeds from issuance of redeemable preferred stock......                          125,000     125,000
                                                              --------   --------   ---------   ---------   --------
        Net cash provided by financing activities...........    66,517     22,485     191,523     236,495    126,620
                                                              --------   --------   ---------   ---------   --------
EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH
  EQUIVALENTS...............................................                             (526)                (3,173)
                                                              --------   --------   ---------   ---------   --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........    22,679    (18,456)     79,582     190,199     61,480
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............     6,216     28,895      10,439      10,439     90,021
                                                              --------   --------   ---------   ---------   --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $ 28,895   $ 10,439   $  90,021   $ 200,638   $151,501
                                                              ========   ========   =========   =========   ========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid.............................................  $ 19,413   $ 23,442   $  45,967   $  20,317   $ 32,314
                                                              ========   ========   =========   =========   ========
  Foreign income taxes paid.................................  $  1,015   $  1,375   $   1,901               $  1,225
                                                              ========   ========   =========               ========
SUPPLEMENTAL SCHEDULE OF NONCASH
INVESTING AND FINANCING ACTIVITIES:
(Increase) decrease in equipment in transit.................  $   (350)  $ (1,412)  $  (2,473)  $    (113)  $  1,874
                                                              ========   ========   =========   =========   ========
  Common stock issued in exchange for an additional 51% and
    44% of IMPSAT Argentina, respectively...................  $ 26,450   $ 23,043
                                                              ========   ========
  Accrued dividends on redeemable preferred stock...........                        $  10,018   $   3,507   $  6,835
                                                                                    =========   =========   ========
  Fair value of net assets acquired in Mandic S.A.
    acquisition.............................................                        $   1,794   $   1,300
                                                                                    =========   =========
  Capitalized rights-of-way agreements......................                                                $ 12,618
                                                                                                            ========

                See notes to consolidated financial statements.

                      IMPSAT CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (IN THOUSANDS OF U.S. DOLLARS)

1. GENERAL

     IMPSAT Corporation, a Delaware holding company (the "Company"), is a leading provider of private telecommunications network services in Latin America. The Company offers tailor-made, integrated telecommunications solutions, with an emphasis on data transmission, for national and multinational companies, financial institutions, governmental agencies and other business customers. In addition, the Company is building an extensive pan-Latin American high capacity fiber optic network (the "Broadband Network"). The Company expects that the first phase of the Broadband Network, which will connect points across Argentina and Brazil, will be completed by November 2000.

     The Company currently provides telecommunications and data services through its advanced fiber optic, satellite and microwave telecommunications networks. These networks consist of owned teleports, earth stations, fiber optic and microwave links, and leased satellite and fiber optic links. The Company operates 12 metropolitan area networks in some of the largest cities in Latin America, including: Buenos Aires, Sao Paulo, Bogota and Caracas.

     The Company was formed in August 1994 for the purpose of combining operating entities in Argentina, Colombia, and Venezuela, which were previously controlled by common ownership. The original operating entity was established in Argentina in 1990 under the name of IMPSAT S.A. ("IMPSAT Argentina"). Thereafter, operating entities were established in Colombia in 1992 ("IMPSAT Colombia") and in Venezuela in 1993 ("IMPSAT Venezuela"). Other operating subsidiaries have been created or acquired in Mexico, Ecuador, Peru (inactive), United States, and Brazil.

     The Company's operating subsidiaries are as follows:

Argentina          Impsat S.A.                                          95.2%
Argentina          Red Alternativa S.A.                                 67.0
Brazil             Impsat Comunicacoes Ltda.                            99.9
Brazil             Mandic BBS Planejamento e Informatica S.A.           75.1
Colombia           Impsat S.A.                                          74.2
Ecuador            Impsatel del Ecuador S.A.                           100.0
Venezuela          Telecomunicaciones Impsat S.A.                       75.0
Mexico             Impsat S.A. de C.V.                                  99.9
USA                Impsat USA, Inc.                                    100.0

     In addition, the Company owns International Satellite Capacity Holdings, NG (Liechtenstein) which serves an intermediary function to the Company and its operating subsidiaries.

2. MERGERS AND ACQUISITIONS

     On June 1, 1998, the Company acquired from Nevasa Holdings Limited ("Nevasa"), the Company's parent, 99.9% of the capital stock of IMPSAT Comunicacoes Ltda. ("IMPSAT Brazil"), a Brazilian company, for approximately $5,700. The purchase price for IMPSAT Brazil represented the total amount of pre-operating and development costs and expenses incurred for IMPSAT Brazil by Nevasa. IMPSAT Brazil was established by Nevasa and operates under a value added telecommunications license permitting IMPSAT Brazil to lease satellite capacity directly from EMBRATEL, Brazil's long-distance carrier, and sell corporate private telecommunications network services (data, voice and video) using terrestrial and satellite links to third parties. The acquisition, as is the case for transactions among companies under common control, has been accounted for in a manner similar to the pooling of interests method of accounting, whereby all assets and liabilities have been recorded at their historical carrying amounts and the acquisition was recorded as if the transaction occurred on January 1, 1998. IMPSAT Brazil did not have material operations in 1997 as it

                      IMPSAT CORPORATION AND SUBSIDIARIES
was in the pre-operating phase. Amounts paid in excess of carrying value of the underlying net assets acquired were recorded as a reduction of stockholders' deficit and are being amortized on a straight-line basis over a period of 10 years.

     On April 20, 1998, the Company signed a definitive agreement to purchase a 75.1% interest in Mandic BBS Planejamento e Informatica S.A. ("Mandic S.A."), a Brazilian internet access provider, for approximately $9,800. The remaining 24.9% will be owned by Mr. Aleksander Mandic, the founder, and current president of Mandic S.A. The initial stage of the acquisition of Mandic S.A., pursuant to which the Company acquired a 58.5% interest, was consummated on May 29, 1998, and the remaining 16.6% interest was acquired during November 1998. The acquisition was accounted for as a purchase.

     The purchase price was allocated as follows:

Estimated fair value of net assets acquired................   $1,794
Goodwill...................................................    7,991
                                                              ------
Purchase price.............................................   $9,785
                                                              ======

     On July 28, 1999, the Company acquired the remaining 24.9% interest in Mandic S.A. for $3,700.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation -- The financial statements are presented on a consolidated basis and include the accounts of the Company and its subsidiaries. IMPSAT Argentina has been consolidated on the basis of its fiscal year-end, November 30. Effective December 31, 1997, IMPSAT Argentina changed its fiscal year to December 31. All significant intercompany transactions and balances have been eliminated.

     Interim Financial Information -- The unaudited consolidated statements as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, such unaudited consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such periods. The operating results for the six-month period ended June 30, 1999 are not necessarily indicative of the operating results to be expected for the full fiscal year for any future period.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents -- Cash and cash equivalents are highly liquid investments, including short-term investments and time deposits with maturities of three months or less at the time of purchase. Cash equivalents and short-term investments are stated at cost, which approximates market value.

     Revenue Recognition -- The Company provides services to its customers pursuant to contracts, which range from six months to five years but generally are for three years. The customer generally pays an engineering fee, an installation charge and a monthly fee based on the quantity and type of equipment installed. The fees stipulated in the contracts are generally denominated in U.S. dollars equivalents. Services are billed on a monthly, predetermined basis, which coincides with when the services are rendered. No single customer accounted for greater than 10% of total revenue from services for the years ended December 31, 1996, 1997 and 1998 and for the six months ended June 30, 1998 and 1999.

                      IMPSAT CORPORATION AND SUBSIDIARIES

     Property, Plant and Equipment Costs -- Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Buildings and improvements.............................   10-25 years
Operating communications equipment.....................    5-10 years
Furniture, fixtures and other equipment................    2-10 years

     Investment -- Investment represents a less than 1.0% ownership interest (at December 31, 1997 and 1998, and June 30, 1999, respectively) by the Company in unaffiliated entities established for the purchase and leasing of satellite capacity time and are accounted for under the cost method.

     Deferred Financing Costs -- Debt issuance costs and transaction fees, which are associated with the issuance of the Company's 12 1/8% Senior Guaranteed Notes due 2003 (the "Senior Guaranteed Notes") and the 12 3/8% Senior Notes due 2008 (the "Senior Notes") are being amortized (and charged to interest expense) over the term of the related notes on a method which approximates the level yield method.

     Intangible Assets -- Intangible assets include license and permit costs (in
1997), goodwill (in 1998 and 1999) and capitalized rights-of-way agreements (in
1999). License and permit costs, such as legal costs, regulatory fees and application costs incurred to obtain and make functional the operating licenses in each respective country in the amount of approximately $3,700, were capitalized and were being amortized on the straight-line basis over periods not to exceed ten years. In connection with the early adoption of the American Institute of Certified Public Accountants' Statement of Position 98-5, Reporting on the Costs of Start-Up Activities, as of January 1, 1998, the unamortized license and permit costs were expensed as a cumulative effect of a change in accounting principles. Goodwill, representing the excess of the purchase price over the estimated fair value of the net assets acquired of Mandic S.A. (see
Note 2) of approximately $7,991 and other acquisitions of $900 are being amortized on a straight-line basis of over a period of 15 years. Capitalized rights-of-way agreements represent the fees paid and the net present value of fees to be paid per signed agreements entered into for obtaining rights-of-way and other permits for the planned Broadband Network. These capitalized agreements are being amortized over the term of the rights-of-way, which range from 5 to 20 years. The Company reviews the carrying value of goodwill on an ongoing basis. If such review indicates that these values may not be recoverable, the Company's carrying value will be reduced to its estimated fair value.

     Long-Lived Assets -- Long-lived assets are reviewed on an ongoing basis for impairment based on comparison of carrying value against undiscounted future cash flows. If an impairment is identified, the assets carrying amount is adjusted to fair value. No such adjustments were recorded for the years ended December 31, 1996, 1997, and 1998 and for the six months ended June 30, 1998 and 1999.

     Income Taxes -- Deferred income taxes result from temporary differences in the recognition of expenses for tax and financial reporting purposes and are accounted for in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), Accounting for Income Taxes, which requires the liability method of computing deferred income taxes. Under the liability method, deferred taxes are adjusted for tax rate changes as they occur.

     Foreign Currency Translation -- The Company's subsidiaries generally use the U.S. dollar as the functional currency. Accordingly, the financial statements of the subsidiaries were remeasured. The effects of foreign currency transactions and of remeasuring the financial position and results of operations into the functional currency are included as net gain or loss on foreign exchange, which is included in the stockholders' equity or in net loss on foreign exchange, respectively. The exceptions to this practice are IMPSAT Brazil and Mandic S.A. which use the local currency as the functional currency.

                      IMPSAT CORPORATION AND SUBSIDIARIES

     Fair Value of Financial Instruments -- The Company's financial instruments include receivables, investment, payables, short- and long-term debt. The fair value of such financial instruments have been determined using available market information and interest rates as of December 31, 1997 and 1998.

     At December 31, 1998, the fair value of the Senior Guaranteed Notes and Senior Notes was approximately $299,000 compared to the carrying value of $350,000. At December 31, 1997, the fair value of the Senior Guaranteed Notes was approximately $129,000 compared to the carrying value of $125,000. The fair value of all other financial instruments were not materially different from their carrying value.

     Stock-Based Compensation -- SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation cost for stock-based employee and non-employee members of the Board of Directors (the "Board") compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation to employees and non-employee members of the Board using the intrinsic value method as prescribed by Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options issued to employees and non-employee members of the Board are measured as the excess, if any, of the fair value of the Company's stock at the date of grant over the amount an employee or non-employee member of the Board must pay for the stock.

     Net Loss Per Common Share -- Basic earnings per share is computed based on the average number of common shares outstanding and diluted earnings per share is computed based on the average number of common and potential common shares (consisting of stock options, see Note 11) outstanding under the treasury stock method.

     Reclassifications -- Certain amounts in the 1996 and 1997 consolidated financial statements have been reclassified to conform with the 1998 presentation.

     New Accounting Pronouncements -- In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires that all components of comprehensive income be reported on one of the following: (1) the statement of income; (2) the statement of changes in stockholders' equity; or (3) a separate statement of comprehensive income. Comprehensive income is comprised of net income and all changes to stockholders' equity, except those due to investments by owners (changes in paid-in capital) and distributions to owners (dividends). SFAS No. 130 was adopted as of January 1, 1998.

     In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 changes the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports issued to shareholders. SFAS No. 131 also requires entity-wide disclosures about the products and services an entity provides, the foreign countries in which it holds assets and reports revenues, and its major customers. SFAS No. 131 was adopted as of January 1, 1998.

     In March 1998, the American Institute of Certified Public Accountants issues Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 provides guidance for capitalizing and expensing the costs of computer software developed or obtained for internal use. SOP 98-1 is effective for financial statements for fiscal year beginning after December 15, 1998. Management does not expect the adoption of SOP 98-1 to have a significant impact on the Company's financial statements.

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments, and Hedging Activities. Among other provisions, SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It also requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for financial statements for fiscal years beginning after July 1, 2000. Management

                      IMPSAT CORPORATION AND SUBSIDIARIES
has not determined what effects, if any, the adoption of SFAS No. 133 will have on the Company's financial statements.

4. TRADE ACCOUNTS RECEIVABLE

     Trade accounts receivable, by operating subsidiaries, at December 31 and June 30 are summarized as follows:

                                                                 DECEMBER 31,
                                                              ------------------   JUNE 30
                                                               1997       1998       1999
                                                              -------   --------   --------
IMPSAT Argentina............................................  $27,531   $ 36,378   $ 45,673
IMPSAT Colombia.............................................   10,102      8,480      9,062
IMPSAT Venezuela............................................    2,202      4,293      5,114
IMPSAT Ecuador..............................................      990      1,559      1,925
IMPSAT USA..................................................    1,359      2,836      1,571
IMPSAT Brasil and Mandic S.A................................               2,963      1,769
Others......................................................      345        574        915
                                                              -------   --------   --------
          Total.............................................   42,529     57,083     66,029
Less: allowance for doubtful accounts.......................   (5,933)   (10,109)   (11,935)
                                                              -------   --------   --------
Trade accounts receivable, net..............................  $36,596   $ 46,974   $ 54,094
                                                              =======   ========   ========

     The Company's subsidiaries provide trade credit to their customers in the normal course of business. The collection of a substantial portion of the trade receivables are susceptible to changes in the Latin American economies and political climates. Prior to extending credit, the customers' financial history is analyzed.

     The activity for the allowance for doubtful accounts for the years ended December 31, 1996, 1997 and 1998 and for the six months ended June 30, 1999 is as follows:

                                                                DECEMBER 31,
                                                          -------------------------   JUNE 30,
                                                           1996     1997     1998       1999
                                                          ------   ------   -------   --------
Beginning balance.......................................  $1,130   $2,803   $ 5,933   $10,109
Provision for doubtful accounts.........................   1,673    3,269     5,312     3,055
Write-offs, net of recoveries...........................             (139)   (1,136)   (1,229)
                                                          ------   ------   -------   -------
Ending balance..........................................  $2,803   $5,933   $10,109   $11,935
                                                          ======   ======   =======   =======

     As part of the allowance for doubtful accounts described in the preceding tables, at June 30, 1999, the Company had reserved approximately 51.8% (or $1.2 million) of the total amount due to IMPSAT Argentina with respect to a receivable totaling $2.2 million relating to IBM de Argentina S.A. ("IBM"). The past due receivable (the "IBM Receivable") was recorded for services provided under a subcontract between IMPSAT Argentina and IBM relating to Banco de la Nacion Argentina ("BNA"). BNA, a state owned bank and the largest bank in Argentina, is and has been one of the Company's ten largest customers. IBM has filed suit against BNA for amounts due and owing under its direct contract with BNA. IMPSAT Argentina currently has a direct contract with BNA for the provision of private network telecommunications services as to which BNA is generally current.

     The payment of the receivable by BNA to IBM is subject to the approval of the General Auditor of Argentina, which office is conducting an audit of the procedures used by BNA in awarding the contract. During 1997, IMPSAT Argentina conducted negotiations with IBM that resulted in the execution of an

                      IMPSAT CORPORATION AND SUBSIDIARIES
agreement between IMPSAT Argentina and IBM contemplating the possible cancellation of the amounts due to IMPSAT Argentina in respect of the IBM receivable in exchange for a payment to IMPSAT Argentina of approximately $1.5 million plus VAT in the event that the judge overseeing IBM's suit against BNA authorized IBM's settlement of the amount due to IMPSAT Argentina as not affecting IBM's claims against BNA. The contemplated judicial approval was not received prior to the date established for such authorization in IMPSAT Argentina's agreement with IBM (April 30, 1998), and IBM therefore declined to make the contemplated payment. On December 14, 1998, IMPSAT Argentina filed suit against IBM for amounts due and arising under the IBM Receivable totaling $2.2 million, plus interest on such amounts.

5. OTHER RECEIVABLES

     Other receivables consist primarily of refunds or credits pending from local governments for taxes other than income, advances to suppliers, and other miscellaneous amounts due to the Company and its operating subsidiaries as follows at December 31, and June 30:

                                                           DECEMBER 31,
                                                         -----------------   JUNE 30,
                                                          1997      1998       1999
                                                         -------   -------   --------
IMPSAT Argentina.......................................  $ 4,753   $ 6,439   $ 6,540
IMPSAT Colombia........................................    4,460     5,064     6,631
IMPSAT Venezuela.......................................    2,133     2,527     1,942
IMPSAT Ecuador.........................................      548       835       775
IMPSAT Mexico..........................................    2,133     1,078       421
IMPSAT Brazil and Mandic S.A...........................              1,124     3,611
Others.................................................    1,556     3,043     3,013
                                                         -------   -------   -------
          Total........................................  $15,583   $20,110   $22,933
                                                         =======   =======   =======

                      IMPSAT CORPORATION AND SUBSIDIARIES

6. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at December 31, and June 30 consisted of:

                                                         DECEMBER 31,
                                                     --------------------   JUNE 30,
                                                       1997       1998        1999
                                                     --------   ---------   ---------
Land...............................................  $  1,478   $   1,750   $   2,686
Building and improvements..........................    23,312      29,760      27,582
Operating communications equipment.................   301,525     398,577     436,450
Furniture, fixtures and other equipment............    14,503      20,271      20,052
                                                     --------   ---------   ---------
          Total....................................   340,818     450,358     486,770
Less: accumulated depreciation.....................   (92,255)   (126,728)   (147,862)
                                                     --------   ---------   ---------
          Total....................................   248,563     323,630     338,908
Equipment in transit...............................     6,525       4,289       2,415
Projects in process................................       334       2,807       5,571
                                                     --------   ---------   ---------
Property, plant and equipment, net.................  $255,422   $ 330,726   $ 346,894
                                                     ========   =========   =========

     The recap of accumulated depreciation for the years ended December 31, 1996, 1997 and 1998 and for the six months ended June 30, 1999 is as follows:

                                                               DECEMBER 31,
                                                       ----------------------------   JUNE 30,
                                                        1996      1997       1998       1999
                                                       -------   -------   --------   --------
Beginning balance....................................  $47,155   $64,250   $ 92,255   $126,728
Depreciation expense.................................   25,913    29,665     36,027     22,296
Disposals and retirements............................   (8,818)   (1,660)    (1,554)    (1,162)
                                                       -------   -------   --------   --------
Ending balance.......................................  $64,250   $92,255   $126,728   $147,862
                                                       =======   =======   ========   ========

                      IMPSAT CORPORATION AND SUBSIDIARIES

7. SHORT-TERM DEBT

     The Company's short-term debt at December 31, and June 30, is detailed as follows:

                                                            DECEMBER 31,
                                                          -----------------   JUNE 30,
                                                           1997      1998       1999
                                                          -------   -------   --------
Commercial paper (7.55% to 8.33%).......................  $25,000   $         $
Short-term credit facilities, denominated in U.S.
  dollars; interest rates ranging from 5.72% to 15.00%;
  IMPSAT Argentina......................................   15,850    11,000    11,520
  IMPSAT Colombia.......................................    5,414     5,859     2,349
  IMPSAT Venezuela......................................    1,714
  IMPSAT Ecuador........................................      992                 738
  Others................................................                203       747
Short-term credit facilities, denominated in local
  currencies; local interest rates ranging from 12.0% to
  25.0%;
  IMPSAT Argentina......................................              2,000     3,693
  IMPSAT Colombia.......................................                        1,960
  IMPSAT Ecuador........................................                200
  IMPSAT Venezuela......................................    1,219
                                                          -------   -------   -------
          Total short-term debt.........................  $50,189   $19,262   $21,007
                                                          =======   =======   =======

     The Company has historically refinanced its short term credit facilities on an annual basis.

                      IMPSAT CORPORATION AND SUBSIDIARIES

8. LONG-TERM DEBT

     The Company's long-term debt at December 31, and June 30, is detailed as follows:

                                                                 DECEMBER 31,
                                                              -------------------   JUNE 30,
                                                                1997       1998       1999
                                                              --------   --------   --------
12.125% Senior Guaranteed Notes due 2003....................  $125,000   $125,000   $125,000
12.375% Senior Notes due 2008...............................              225,000    225,000
Term notes payable:
  IMPSAT Colombia; with maturities through 2002
     collateralized by equipment with a carrying value of
     approximately $14,000 and the assignment of customer
     contracts totalling approximately $12,000 denominated
     in:
     U.S. dollars (interest rates 8.50% -- 13.13%)..........    27,111     32,204     26,673
     Local currency (interest rates 20% -- 41%).............     6,380      6,156     14,715
  IMPSAT Argentina (6.56% -- 6.75%), maturing semiannually
     through 2003, collateralized by investment.............     2,435      4,802      3,538
  IMPSAT USA (8.25% -- 8.75%), mortgage and other
     collateralized debts...................................                2,066      1,898
  IMPSAT Venezuela (9.00% -- 10.75%), maturing during
     2001...................................................     5,550      3,508      2,652
  IMPSAT Brazil (12.69%), maturing during 2004..............                           2,609
Eximbank notes payable (7.00%), maturing semiannually
  through 1999 and 2004.....................................     3,387      1,694      3,656
                                                              --------   --------   --------
          Total long-term debt..............................   169,863    400,430    405,741
Less: current portion.......................................   (10,186)   (21,138)   (16,957)
                                                              --------   --------   --------
Long-term debt, net.........................................  $159,677   $379,292   $388,784
                                                              ========   ========   ========

     The scheduled maturities of long-term debt at December 31, 1998 are as follows:

FISCAL YEAR
-----------
1999.....................................................   $ 21,138
2000.....................................................     19,613
2001.....................................................      5,541
2002.....................................................      3,029
2003 and thereafter......................................    351,109
                                                            --------
          Total..........................................   $400,430
                                                            ========

     The Senior Guaranteed Notes, Senior Notes and some of the term notes payable for IMPSAT Colombia and IMPSAT Venezuela contain certain covenants requiring certain financial ratios, limiting the incurrence of additional indebtedness and capital expenditures, and restricting the ability to pay dividends.

                      IMPSAT CORPORATION AND SUBSIDIARIES

9. INCOME TAXES

     The components of the (provision for) benefit from income taxes, all of which are for foreign taxes, for the years ended December 31, 1996, 1997 and 1998 and for the six months ended June 30, 1998 and 1999 is as follows:

                                              DECEMBER 31,               JUNE 30,
                                       ---------------------------   -----------------
                                        1996      1997      1998      1998      1999
                                       -------   -------   -------   -------   -------
Current..............................  $  (530)  $  (299)  $(3,932)  $ 3,843   $   788
Deferred.............................   (3,012)   (4,964)      127    (1,592)   (4,805)
                                       -------   -------   -------   -------   -------
          Total......................  $(3,542)  $(5,263)  $(3,805)  $ 2,251   $(4,017)
                                       =======   =======   =======   =======   =======

     The foreign statutory tax rates range from 20% to 35% depending on the particular country. There is no provision or benefit for U.S. income taxes, as the Company has net operating loss carryforwards in the amount of $24,235, which begin to expire in the year 2010. Deferred taxes result from temporary differences in the capitalization policies of preoperating costs and net operating loss carryforwards. The composition of net deferred tax liability at December 31 is as follows:

                                                               1997       1998
                                                              -------   --------
Deferred tax assets:
  Preoperating costs:
     IMPSAT Colombia........................................  $ 1,698   $  1,787
     IMPSAT Venezuela.......................................    1,380      1,065
     IMPSAT Ecuador.........................................       58
  Net operating loss carryforwards:
     IMPSAT Brazil..........................................               2,576
     IMPSAT Venezuela.......................................    4,048      3,604
     IMPSAT Mexico..........................................    2,487      3,369
     IMPSAT Ecuador.........................................      876
     Company and IMPSAT USA.................................    2,745      9,249
  Other:
     IMPSAT Colombia........................................      139         23
     IMPSAT Mexico..........................................       54         63
                                                              -------   --------
Gross deferred tax assets...................................   13,485     21,736
                                                              -------   --------
Deferred tax liabilities:
  IMPSAT Argentina..........................................   (4,301)    (4,301)
  IMPSAT Colombia...........................................     (389)
  IMPSAT Mexico.............................................     (293)      (197)
                                                              -------   --------
Gross deferred tax liabilities..............................   (4,983)    (4,498)
                                                              -------   --------
Less: valuation allowance...................................   (8,749)   (17,358)
                                                              -------   --------
Net deferred tax liability..................................  $  (247)  $   (120)
                                                              =======   ========

     As there is no assurance that the Company will generate sufficient earnings to utilize its available tax assets, a valuation allowance has been established to offset deferred tax assets.

                      IMPSAT CORPORATION AND SUBSIDIARIES

10. REDEEMABLE PREFERRED STOCK

     On March 19, 1998, the Company redeemed 25% of its outstanding common stock previously held by STET International Netherlands NV (the "STET Shares") with the proceeds of a substantially concurrent issuance and sale of $125,000 of the Company's Series A Convertible Preferred Stock (the "Series A Preferred Stock"). The Series A Preferred Stock was offered and sold to Princes Gate Investors II, L.P. ("Princes Gate") and Morgan Stanley Global Emerging Markets Private Investment Fund, L.P. ("MSGEM"), two private equity funds that are affiliates of Morgan Stanley Dean Witter & Co., and to certain other investors affiliated with Princes Gate and MSGEM (such investors along with Princes Gate and MSGEM, the "Purchasers"). The Series A Preferred Stock was convertible at June 30, 1999 into 22.9% of the Common Stock of the Company.

     The following are some of the principal features of the Series A Preferred
Stock: (a) cumulative dividends at the rate of 10% per annum, compounded quarterly and, with certain exceptions, payable in kind; (b) mandatorily redeemable in cash by the Company at maturity (ten years after issuance) plus accrued and unpaid dividends; (c) callable under certain circumstances by the Company, in whole, at 100% of the principal amount, plus accrued and unpaid dividends; (d) convertible into common stock of the Company at any time at the option of the Purchasers (including upon a call by the Company), at a specified conversion rate subject to certain antidilution rights; (e) the right by Purchasers holding a certain minimum number of outstanding Series A Preferred Stock to appoint two directors to the Company's Board of Directors as well as to immediately appoint half of the members of the Company's Board of Directors upon the occurrence of certain specified events; and (f) the right by Directors appointed by the Purchasers holding a certain minimum number of outstanding Series A Preferred Stock, to a veto over certain major corporate actions.

11. STOCK OPTION PLAN

     In December 1998, the Company adopted the 1998 Stock Option Plan (the "1998 Plan"), pursuant to which 8,067,268 shares of Company's Common Stock were reserved for issuance upon exercise of options. The 1998 Plan is designed as a means to retain and motivate key employees and directors. The Company's Stock Option Committee, or in the absence thereof, the Board, administers and interprets the 1998 Plan and is authorized to grant options thereunder to all eligible employees of the Company, including executive officers and directors (whether or not they are employees) of the Company or affiliated companies. Options granted under the 1998 Plan are on such terms and at such prices as determined by the Stock Option Committee, except that the per share exercise price of incentive stock options cannot be less than the fair market value of the Common Stock on the date of grant. The 1998 Plan will terminate on December 1, 2008, unless sooner terminated by the Company's Board.

     The Company granted options for 746,000 shares at an exercise price of $4.96 during the year ended December 31,1998 and options for 654,400 at an exercise price of $6.20 during the six months ended June 30, 1999. These options vest on each of the first, second and third anniversaries of the date of grant, as to 10%, 30%, and 30%, respectively, of the granted shares. On the fourth anniversary of the date of grant, the option vests as to the remainder of the granted shares.

     The Company applies APB No. 25 and related interpretations in accounting for its stock options plan to employees and non-employee members of the Board as described in Note 1. Accordingly, no compensation expense has been recognized in the year ended December 31, 1998 and the six months ended June 30, 1999 related to this plan.

     For purposes of the following pro forma disclosures, the fair value of the options granted in 1998 and 1999 was estimated using the minimum value method prescribed by SFAS No. 123 for nonpublic entities with the following assumptions: no dividend yields; no volatility; risk-free interest rate of 7.0%; and an expected term of four years. Had compensation cost been determined based on the fair value at the date of grant consistent with

                      IMPSAT CORPORATION AND SUBSIDIARIES
the requirement of SFAS 123, the Company's net loss and comprehensive loss would have increased by approximately $225 and $100 for the year ended December 31, 1998 and the six months ended June 30, 1999, respectively.

12. OPERATING SEGMENT INFORMATION

     The Company's operating segment information, by subsidiary (eliminating intercompany transactions), is as follows for the years ended December 31, 1996, 1997 and 1998 and for the six months ended June 30, 1999:

                                           DECEMBER 31,                 JUNE 30,
                                  ------------------------------   -------------------
                                    1996       1997       1998       1998       1999
                                  --------   --------   --------   --------   --------
TOTAL ASSETS
  IMPSAT Argentina..............  $177,952   $197,820   $234,844   $247,005   $230,704
  IMPSAT Colombia...............    70,501     85,709    105,187    102,064    107,864
  IMPSAT Venezuela..............    23,718     27,478     36,269     32,203     40,822
  IMPSAT Mexico.................     7,043      6,199      8,640      9,912     10,217
  IMPSAT Ecuador................     9,795     12,991     21,262     18,142     23,742
  IMPSAT USA....................       997      5,931     15,095      9,355     15,488
  IMPSAT Brazil.................                          27,348     10,624     49,206
  Parent Company and Others.....    25,224      3,788     78,573    163,926    153,980
                                  --------   --------   --------   --------   --------
          CONSOLIDATED TOTAL....  $315,230   $339,916   $527,218   $593,231   $632,023
                                  ========   ========   ========   ========   ========
NET REVENUES FROM SERVICES
SATELLITE BASED VSAT TECHNOLOGY
  IMPSAT Argentina..............  $ 37,473   $ 33,022   $ 37,653   $ 18,839   $ 20,724
  IMPSAT Colombia...............    15,950     17,458     13,491      7,410      5,996
  IMPSAT Venezuela..............     1,514      2,623      4,318      2,146      2,800
  IMPSAT Mexico.................        16         65        184         52        136
  IMPSAT Ecuador................     1,159      1,467      1,624        791        897
  IMPSAT USA....................                                          0
  IMPSAT Brazil.................                             469          0        799
  Parent Company and Others.....                                          0
                                  --------   --------   --------   --------   --------
          CONSOLIDATED TOTAL....  $ 56,112   $ 54,635   $ 57,739   $ 29,238   $ 31,352
                                  ========   ========   ========   ========   ========
SCPC TECHNOLOGY
  IMPSAT Argentina..............  $ 31,232   $ 31,638   $ 26,078   $ 12,674   $ 12,858
  IMPSAT Colombia...............    11,416     15,336     22,058      9,842     13,369
  IMPSAT Venezuela..............     2,694      5,041      6,938      2,816      5,546
  IMPSAT Mexico.................       182      1,321      2,951      1,300      1,240
  IMPSAT Ecuador................     1,511      2,967      5,433      2,198      3,271
  IMPSAT USA....................       471      3,547      6,536      3,458      3,116
  IMPSAT Brazil.................                           1,019        181        930
  Parent Company and Others.....                                          0
                                  --------   --------   --------   --------   --------
          CONSOLIDATED TOTAL....  $ 47,506   $ 59,850   $ 71,013   $ 32,469   $ 40,330
                                  ========   ========   ========   ========   ========

                      IMPSAT CORPORATION AND SUBSIDIARIES

                                           DECEMBER 31,                 JUNE 30,
                                  ------------------------------   -------------------
                                    1996       1997       1998       1998       1999
                                  --------   --------   --------   --------   --------
TERRESTRIAL BASED
  IMPSAT Argentina..............  $  5,432   $  7,123   $ 16,389      7,639   $  8,301
  IMPSAT Colombia...............     5,416     12,073     15,696      7,287      6,216
  IMPSAT Venezuela..............       212        443        837        314        670
  IMPSAT Mexico.................                    9         64         27         73
  IMPSAT Ecuador................        17        209        604        257        486
  IMPSAT USA....................                                          0
  IMPSAT Brazil.................                              46         11         64
  Parent Company and Others.....                                          0
                                  --------   --------   --------   --------   --------
          CONSOLIDATED TOTAL....  $ 11,077   $ 19,857   $ 33,636   $ 15,535   $ 15,810
                                  ========   ========   ========   ========   ========
VALUE ADDED
  IMPSAT Argentina..............  $ 11,011   $ 19,007   $ 18,025   $  8,382   $ 10,044
  IMPSAT Colombia...............     2,496      4,646      8,658      3,556      4,525
  IMPSAT Venezuela..............        76        500      2,772      1,111      1,158
  IMPSAT Mexico.................                   32      1,145        266        123
  IMPSAT Ecuador................       115        871      2,156        893      1,552
  IMPSAT USA....................                1,471      2,587        890      1,333
  IMPSAT Brazil.................                           2,112        312        669
  Parent Company and Others.....                  196      8,246        999      4,322
                                  --------   --------   --------   --------   --------
          CONSOLIDATED TOTAL....  $ 13,698   $ 26,723   $ 45,701   $ 16,409   $ 23,726
                                  ========   ========   ========   ========   ========
TOTAL
  IMPSAT Argentina..............  $ 85,148   $ 90,790   $ 98,145   $ 47,534   $ 51,927
  IMPSAT Colombia...............    35,278     49,513     59,903     28,095     30,106
  IMPSAT Venezuela..............     4,496      8,607     14,865      6,387     10,174
  IMPSAT Mexico.................       198      1,427      4,344      1,645      1,572
  IMPSAT Ecuador................     2,802      5,514      9,817      4,139      6,206
  IMPSAT USA....................       471      5,018      9,123      4,348      4,449
  IMPSAT Brazil.................                           3,646        504      2,462
  Parent Company and Others.....                  196      8,246        999      4,322
                                  --------   --------   --------   --------   --------
          CONSOLIDATED TOTAL....  $128,393   $161,065   $208,089   $ 93,651   $111,218
                                  ========   ========   ========   ========   ========
OPERATING INCOME (LOSS)
  IMPSAT Argentina..............  $ 14,459     13,299   $ 14,779   $  4,817   $  5,703
  IMPSAT Colombia...............    14,256     20,213     21,458     11,319      7,784
  IMPSAT Venezuela..............      (731)      (811)       366        693        957
  IMPSAT Mexico.................    (1,759)    (1,809)    (2,333)    (1,055)    (1,780)
  IMPSAT Ecuador................        82      1,651      1,535      1,208      1,318
  IMPSAT USA....................      (325)       297      1,057        953       (291)
  IMPSAT Brazil.................        --         --     (7,611)    (5,175)    (5,865)
  Parent Company and Others.....    (7,917)    (9,476)    (2,381)    (1,627)    (6,159)
                                  --------   --------   --------   --------   --------
          CONSOLIDATED TOTAL....  $ 18,065   $ 23,364   $ 26,870   $ 11,133   $  1,667
                                  ========   ========   ========   ========   ========

                      IMPSAT CORPORATION AND SUBSIDIARIES

13. RELATED PARTY TRANSACTIONS

     The Company in the normal course of its business provides telecommunications network services to affiliates of its majority stockholder and to affiliates of the minority stockholders of certain of its subsidiaries. During the years ended December 31, 1996, 1997 and 1998, such services totaled approximately $1,800, $6,700 and $10,080, respectively. In addition, the Company also enters into transactions with such affiliates, which primarily include financial (borrowings), insurance, and employee benefits services. During the years ended December 31, 1996, 1997 and 1998, such transactions totaled approximately $856, $3,755 and $4,256, respectively.

     Investment banking fees amounting to $5,900 were paid to representative affiliates of the redeemable preferred stock shareholders during 1998.

14. COMMITMENTS AND CONTINGENCIES

     The Company leases satellite capacity with average annual rental commitments of approximately $25,000, through the year 2003. In addition, the Company has commitments to purchase communications equipment amounting to approximately $6,833 and $10,600 at December 31, 1998 and June 30, 1999, respectively, and was obligated under letter of credits amounting to approximately $69 at December 31, 1998.

     The Company is a third party guarantor of up to 75% of a $6,000 credit facility provided to IMPSAT Venezuela by a regional development fund. At December 31, 1998 and June 30, 1999, the balance outstanding on the credit facility amounted to approximately $3,500 and $2,700, respectively.

     IMPSAT Brazil has entered into a $3,300 term note with El Camino Resources, which is guaranteed by the Company and IMPSAT Argentina.

     During May 1997, the Company and IMPSAT Argentina entered into a three party arrangement with a financial institution whereby $60,000 was borrowed by the subsidiary and concurrently a like amount certificate of deposit was placed at the financial institution by the Company. The arrangements establish a right of setoff and, accordingly, the amounts have been netted for purposes of the consolidated financial statement presentation. The arrangements expire in September 1999.

     The Company is involved in or subject to various litigation and legal proceedings incidental to the normal conduct of its business. Whenever justified, the Company expects to vigorously prosecute or defend such claims, although there can be no assurance that the Company will ultimately prevail with respect to any such matters.

     In November 1996, IMPSAT Argentina filed suit against one of its customers, ENCOTESA, for amounts due and arising under IMPSAT Argentina's contracts with ENCOTESA, the Argentine national postal service. The Company has reclassified the trade account receivables from ENCOTESA to non-current assets at the estimated net realizable value of $5,143 as determined by the Company's management based on the advice of local legal counsel. The Company will continue to assess the effect that the ENCOTESA receivables situation will have on its results of operations, liquidity or capital resources.

15. SUBSEQUENT EVENTS

     Devaluation -- The Brazilian Central Bank introduced changes in the exchange policies by the end of the second week of January 1999. These changes eliminated the exchange range whereby the fluctuation margin of the Brazilian real in relation to the United States dollar was managed, allowing the market to freely negotiate the rate of exchange. The Brazilian real has experienced a significant decline in value in relation to the United States dollar, if compared with the prevailing exchange rates of December 31, 1998. As a result of this devaluation, the Company has recorded approximately $8,300 in foreign exchange losses during the six-month period ended June 30, 1999, which are reflected in net gain (loss) on foreign exchange in the

                      IMPSAT CORPORATION AND SUBSIDIARIES
accompanying statement of operations. The Company continues to operate in Brazil and therefore has exposure to further currency exchange risk.

     Common Stock -- In connection with the Share Purchase Agreement described below, the Board amended and restated the articles of incorporation of the Company, increasing the authorized shares of common stock from 150,000,000 to 155,000,000.

     Share Purchase Agreement -- On March 11, 1999, a Share Purchase Agreement was entered into among the Company, Nevassa and Nunsgate Limited, a wholly owned subsidiary of British Telecommunications plc ("BT"), in which the Company agreed to issue, sell and deliver 20,158,528 newly issued shares of common stock to BT and Nevasa agreed to sell 4,031,706 currently owned shares of common stock to BT for $125,000 and $25,000, respectively. These transactions were consummated on April 19, 1999.

     Nortel Letter of Intent -- Pursuant to a letter of intent dated May 17, 1999 between the Company and Nortel Inc., Nortel has agreed to design and construct the first phase of the Company's Broadband Network for what is currently estimated to be up to approximately $250 million. The letter of intent contemplates the Company's negotiation and execution of a turnkey agreement with Nortel to develop the first phase of the Broadband Network.

     The letter of intent with Nortel also contemplates the Company's entering into a vendor financing agreement with Nortel. Under this vendor financing agreement, Nortel is expected to provide the Company with loans in an aggregate amount of up to approximately $250 million, which will be used by the Company to finance the purchase of certain telecommunications equipment, software and services pursuant to the definitive turnkey agreement contemplated by the letter of intent and to provide the Company with working capital.

     The obligation of Nortel to enter into the turnkey agreement and to provide the vendor financing is subject to numerous conditions, including the negotiation, execution and delivery of definitive documentation relating to these matters. There can be no assurance that the Company will be able to reach agreement with Nortel on the terms of such definitive documentation.

     Framework Agreement with Global Crossing -- On July 27, 1999, the Company entered into a framework agreement with Global Crossing Development Co., a subsidiary of Global Crossing Ltd., that contemplates the Company's entering into a series of definitive agreements to construct for Global Crossing, on a turnkey basis before the end of the first quarter of 2001, certain portions of the network that will connect Global Crossing's South American submarine cable system's landing points in Argentina, Brazil, Chile, Colombia, Peru and Venezuela to major cities in these countries.

     As part of these arrangements, the Company will construct the terrestrial portion of Global Crossing's South American network between Las Toninas, Argentina and Valparaiso, Chile (which portion is called the Trans-Andean Crossing System) through the Company's: (i) construction of three ducts and related facilities between Las Toninas and Buenos Aires, Argentina; (ii) licensing to Global Crossing of a duct on the Company's Broadband Network between the cities of Buenos Aires and Mendoza in Argentina; (iii) construction of three ducts and related facilities between Mendoza, Argentina and Santiago, Chile; and (iv) construction of telehouses in Buenos Aires, Argentina and Santiago, Chile.

     The Company will also construct telehouses in major South American cities, including: Rio de Janeiro and Sao Paulo, Brazil; Bogota, Colombia; Lima, Peru; and Caracas, Venezuela. The Company will lease space in the telehouses to Global Crossing for its network operations.

     As contemplated by the framework agreement, it is also expected that the Company will enter into definitive agreements with Global Crossing providing for the Company's: (i) construction of fiber optic terrestrial backhauls that will connect Global Crossing's submarine cable landing points in Brazil, Colombia, Peru and Venezuela to major cities in these countries; (ii) purchase from Global Crossing of indefeasible

                      IMPSAT CORPORATION AND SUBSIDIARIES
rights to use ("IRU") capacity valued at not less than $46 million on any of Global Crossing's fiber optic networks worldwide; and (iii) maintenance of Global Crossing's Trans-Andean Crossing System and the terrestrial backhauls in Brazil, Colombia, Peru and Venezuela.

     The Company commenced construction of the Trans-Andean Crossing System in September 1999. It is anticipated that Global Crossing will pay the Company approximately $64 million for the turnkey construction of the Trans-Andean Crossing System.

     The transactions contemplated by the framework agreement are still subject to negotiation of definitive documentation and various other conditions, including any required governmental approvals and, accordingly, there can be no assurance that these transactions will be completed on favorable terms, if at all.

     Lucent Letter of Intent -- On July 16, 1999, the Company entered into a letter of intent with Lucent Technologies S.A. Argentina, with respect to the negotiation and execution of definitive agreement for the Company's purchase from Lucent of at least 1,840 km of fiber optic cable and related equipment and for Lucent to provide certain technical assistance in connection with the installation of this fiber optic cable in Argentina. The Company intends to use the fiber optic cable for portions of phase one of the Broadband Network. Assuming the execution of a definitive purchase agreement, it is expected that the consideration the Company will pay for the Lucent fiber optic cable would be approximately $16 million. The letter of intent also contemplates Lucent entering into a definitive agreement to provide the Company with vendor financing in connection with the Company's purchases of the fiber optic cable and related equipment. The proposed purchase and vendor financing agreements are subject to negotiation of definitive documentation, which is expected to be completed in October 1999.

     Agreement with El Sitio -- On August 4, 1999, the Company entered into a Framework Agreement with El Sitio International Corp. for the sale of the Company's retail Internet businesses in Argentina, Brazil and Colombia for approximately $21.5 million and the purchase of shares of El Sitio's 8% convertible redeemable preferred stock for $21.5 million. Such shares will represent approximately a 19% interest in El Sitio's fully diluted capital stock. In connection with these transactions, El Sitio will enter into telecommunications services agreements with IMPSAT Argentina, IMPSAT Brazil and IMPSAT Colombia under which these entities will provide El Sitio with telecommunication networks to access the Internet backbone. El Sitio, a British Virgin islands corporation, is an Internet content and Internet service provider headquartered in Argentina that has other offices in Brazil, Mexico, Uruguay and the United States.

     The transactions contemplated by the El Sitio Framework Agreement are subject to the negotiation of definitive documentation and various other conditions, including governmental approvals, and accordingly, there can be no assurance that these transactions will be completed. Subject to the satisfaction of these conditions, the transactions are expected to be consummated by the end of 1999.

     Initial Public Offering -- The Company's Board has authorized the filing of a registration statement relating to an initial public offering ("IPO"). In connection with the IPO, the Company anticipates that a common stock split will be effected upon the closing of the IPO. The Purchasers of the redeemable preferred stock have informed the Company that they plan to exercise their rights to redeem and convert their preferred shares into common stock at the closing of the IPO.

                                  * * * * * *

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses (other than underwriting compensation) expected to be incurred by us in connection with this offering. All of these amounts (other than the SEC Registration Fee and NASD filing fee) are estimated.

Registration Fee.........................................   $ 41,700
NASD Filing Fee..........................................          *
Nasdaq National Market Listing Fee.......................          *
Legal Services...........................................          *
Printing and Engraving...................................          *
Accounting Fees..........................................          *
Blue Sky Fees and Expenses...............................          *
Miscellaneous............................................          *
                                                            --------
          Total..........................................   $      *
                                                            ========

---------------
* To be provided by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any persons, including directors and officers, who are (or are threatened to be made) parties to any threatened, pending or completed legal action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of their being directors or officers of the corporation. The indemnity may include expenses, attorneys' fees, judgments, fines and amounts paid in settlement, provided such sums were actually and reasonably incurred in connection with such action, suit or proceeding and provided the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, in the case of criminal proceedings, provided he had no reasonable cause to believe that his conduct was unlawful. The corporation may indemnify directors and officers in a derivative action (in which suit is brought by a stockholder on behalf of the corporation) under the same conditions, except that no indemnification is permitted without judicial approval if the director or officer is adjudged liable to the corporation. If the director or officer is successful on the merits or otherwise in defense of any actions referred to above, the corporation must indemnify him against the expenses and attorneys' fees he actually and reasonably incurred.

     Article VII Section 1 of our by-laws provides that we shall indemnify our officers and directors to the fullest extent permitted by the Delaware General Corporation Law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     On March 19, 1998, the Morgan Stanley investors purchased 25,000 shares of our Series A preferred stock. On April 19, 1999, we sold 20,158,528 newly issued shares of its common stock to Nunsgate Limited. The transactions described in this Item 15 were effected without the securities sold being registered under the Securities Act, in reliance upon the exemption provided by Section 4(2) of the Securities Act and/or Regulation D thereunder for transactions not involving a public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits. The exhibits listed on the Exhibit Index of this Registration Statement (numbered in accordance with Item 601 of Regulation S-K) are filed herewith, or, as noted, have been previously filed, will be filed by amendment, or are incorporated herein by reference to other filings.

     (b) Financial Statement Schedules. All schedules for which provision is made in the applicable accounting regulations of the Commission are omitted because they are not applicable, or the information is included in the financial statements included herein.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes as follows:

          (1) The undersigned will provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          (2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.

          (3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities a that time shall be the initial bona fide offering thereof.

          (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires in the Republic of Argentina, October 4, 1999.

                                            IMPSAT CORPORATION

                                            By:  /s/ RICARDO A. VERDAGUER
                                              ----------------------------------
                                              Ricardo A. Verdaguer
                                              President and Chief Executive
                                                Officer of
                                              IMPSAT Corporation

Date: October 4, 1999

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below (each, a "Signatory") constitutes and appoints Guillermo Jofre and Jose R. Torres (each, an "Agent," and collectively, "Agents") or either of them, his true and lawful attorney-in-fact and agent for and in his name, place and stead, in any and all capacities, to sign this registration statement and any and all amendments (including post-effective amendments) thereto and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission. Each Signatory further grants to the Agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary, in the judgment of such Agent, to be done in connection with any such signing and filing, as full to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said Agents, or any of them, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933 THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                      SIGNATURE                                   TITLE                     DATE
                      ---------                                   -----                     ----

              /s/ ENRIQUE M. PESCARMONA                  Chairman of the Board of       October 4, 1999
-----------------------------------------------------      Directors of IMPSAT
                Enrique M. Pescarmona                      Corporation

              /s/ RICARDO A. VERDAGUER                   Director, President and        October 4, 1999
-----------------------------------------------------      Chief Executive
                Ricardo A. Verdaguer                       Officer of IMPSAT
                                                           Corporation

                 /s/ GUILLERMO JOFRE                     Chief Financial Officer        October 4, 1999
-----------------------------------------------------      of IMPSAT Corporation
                   Guillermo Jofre

                 /s/ JOSE R. TORRES                      Vice President,                October 4, 1999
-----------------------------------------------------      Administration and
                   Jose R. Torres                          Chief Accounting
                                                           Officer of IMPSAT
                                                           Corporation

                  /s/ ROBERTO VIVO                       Director, Deputy Chief         October 4, 1999
-----------------------------------------------------      Executive Officer and
                    Roberto Vivo                           Vice President,
                                                           Marketing of IMPSAT
                                                           Corporation

                /s/ ALEXANDER RIVELIS                    Director and Vice              October 4, 1999
-----------------------------------------------------      President,
                  Alexander Rivelis                        International
                                                           Development of IMPSAT
                                                           Corporation

                /s/ LUCAS PESCARMONA                     Director of IMPSAT             October 4, 1999
-----------------------------------------------------      Corporation
                  Lucas Pescarmona

                /s/ SOFIA PESCARMONA                     Director of IMPSAT             October 4, 1999
-----------------------------------------------------      Corporation
                  Sofia Pescarmona

                      SIGNATURE                                   TITLE                     DATE
                      ---------                                   -----                     ----

                 /s/ JERONIMO BOSCH                      Director of IMPSAT             October 4, 1999
-----------------------------------------------------      Corporation
                   Jeronimo Bosch

                /s/ STEPHEN R. MUNGER                    Director of IMPSAT             October 4, 1999
-----------------------------------------------------      Corporation
                  Stephen R. Munger

                                                         Director of IMPSAT             October 4, 1999
-----------------------------------------------------      Corporation
                  Geoffrey Almeida

                                                         Director of IMPSAT             October 4, 1999
-----------------------------------------------------      Corporation
                   John McElligott

                                 EXHIBIT INDEX

        EXHIBIT                                                                        PAGE
         NUMBER                                  DESCRIPTION                           NO.
        -------                                  -----------                           ----
          1.1**          -- Underwriting Agreement
          3.1**          -- Amended and Restated Certificate of Incorporation of the
                            Company
          3.2**          -- Amended and Restated Bylaws of the Company
          4.1*           -- Securityholders Agreement dated as of March 19, 1998,
                            among Nevasa Holdings, the Morgan Stanley investors and
                            certain other parties
          4.2**          -- Shareholders Agreement dated as of March 10, 1999
          4.2**          -- Specimen Stock Certificate
          5.1**          -- Form of Opinion of Arnold & Porter as to the legality of the securities being registered (including consent)
          9.1**          -- Amended Certificate of Designations dated April 16, 1999
         10.1+           -- Global Crossing Framework Agreement
         10.2+           -- Turnkey Project Agreement between IMPSAT Argentina and
                            Nortel
                            In accordance with Instruction 2 to Item 601 of Regulation
                            S-K, the following agreement was not filed as an exhibit
                            because it is substantially identical in all material
                            respects to Exhibit 10.2: Turnkey Project Agreement
                            between IMPSAT Brazil and Nortel
         10.3+           -- TAC Turnkey Construction and IRU Agreement among IMPSAT
                            Argentina, IMPSAT Chile and South American Crossing Ltd.
         11.1**          -- Statement of computation of earnings per share
         11.2**          -- Statement of computation of pro forma per share earnings
         21.1            -- List of subsidiaries of the Company (incorporated by
                            reference to the "Summary" section of the Prospectus
                            hereto)
         23.1            -- Consent of Deloitte & Touche LLP, Miami, Florida
         23.2**          -- Consent of Arnold & Porter (contained in its opinion to be filed as Exhibit 5 hereto)
         24.1            -- Power of Attorney (included on the signature page hereto)
         27.1            -- Financial Data Schedule

------------

 * Previously filed as an exhibit to the Company's Annual Report on Form 10-K for 1997, filed with the Commission on April 15, 1998, and incorporated herein by reference.

**  To be filed by amendment.

 + Confidential treatment requested as to certain portions, which portions were omitted and filed separately with the Commission.